

2022
ANNUAL REPORT

 AMERIS BANCORP




DEAR SHAREHOLDERS,

Fiscal 2022 was another successful year for Ameris Bancorp. The bank's purpose to bring financial peace of mind to customers and communities was reflected in our performance. With our teamwork and discipline, Ameris supported individuals and businesses, while yielding strong financial results for shareholders.

Last year, we achieved solid loan growth, grew total revenue, expanded our net interest margin, increased tangible book value, and improved our efficiency ratio. For 2022, Ameris reported total revenue of $1.09 billion and net income of $346.5 million, or $4.99 per diluted share.

Ameris introduced three strategic priorities for our business going forward: growing demand deposits; expanding business banking; and delivering an exceptional customer experience. These priorities signify the importance of continued, responsible growth and our objective to serve more businesses, knowing the positive ripple effect created for people and communities when businesses thrive. Additionally, Ameris is built to create meaningful, valuable interactions with our customers, and our focus on the customer experience encompasses our personalized approach, technology enhancements, and the attention we place on operational excellence inside the bank.

We are proud of the progress we've made to execute on these priorities, and are even more optimistic about the opportunities that lie ahead.

We finished 2022 feeling confident in Ameris Bank's momentum and foundation for success. We are well positioned for the future to address both challenges and opportunities in 2023 and beyond.

Thank you for your continued trust and investment in Ameris Bancorp. We are enthusiastic about what we will accomplish in 2023.

H. Palmer Proctor Jr.
Chief Executive Officer

Leo J. Hill
Lead Independent Director



NONINTEREST-BEARING DEPOSITS
(In billions of dollars)



TOTAL DEPOSITS
(In billions of dollars)



TANGIBLE BOOK VALUE
(In dollars)



EARNINGS PER SHARE
(In dollars)



TOTAL ASSETS
(In billions of dollars)



TOTAL REVENUE
(In billions of dollars)



**ADJUSTED RETURN ON
AVERAGE ASSETS**
(In percentages)



**ADJUSTED RETURN ON AVERAGE
TANGIBLE COMMON EQUITY**
(In percentages)

Performance

Deposits

Our team remained focused on growing low-cost core deposits in 2022. Despite a challenging funding market, noninterest-bearing deposits grew $155 million to $7.9 billion. Our funding mix continued to improve with noninterest-bearing deposits representing 40.74% of our total deposits at the end of 2022 from 39.54% at the end of 2021. A strong core deposit base diversified across our footprint in premier Southeastern markets provides stable funding for balance sheet growth. At the end of 2022, deposits represented 90.7% of total funding.

Tangible Book Value

Capital strength is fundamental to support our growth strategy while growing shareholder value through increasing tangible book value. We are pleased with our tangible book value growth of $3.66 per share, or nearly 14%, to $29.92 per share at year end 2022. This growth in tangible book value reflects our prudent balance sheet management and was in the top of our peer group. Our Board of Directors also renewed and replenished our existing common stock repurchase plan in October 2022 for additional share repurchases up to $100 million for an additional year.

Revenue (Net Interest Income Plus Noninterest Income)

Total revenue remained strong and was over $1 billion for the third consecutive year! Total revenue increased $65 million, or 6%, during 2022. This growth reflects the benefit of the rising rate environment and our asset sensitivity, and more than offset the decline in mortgage revenue as refinancing activity slowed. Net interest income increased 22% during 2022, compared with growth in average earning assets of 8%. Noninterest income decreased 22%, primarily in our mortgage line of business. Income from mortgage banking activity decreased $101 million during 2022 reflecting a decline in both gain on sale margin and production.

Adjusted Return on Average Assets and Average Tangible Common Equity

In 2022, the company's adjusted return on average assets (ROA) was 1.39%, and our adjusted return on average tangible common equity (ROTCE) was 16.92%. These results show the solid fundamentals of our core banking division while normalizing the contributions of our mortgage and Small Business Administration (SBA) divisions, which benefitted from strong refinance activity and participation in the Paycheck Protection Program in prior years.

Fostering an Inclusive and Equitable Culture

Supporting Teammate Wellbeing

The wellbeing of teammates and their families is one of our top priorities. Ameris offers competitive benefits including medical, dental, vision, disability, and life insurance, as well as paid time-off and an employee stock purchase plan. Our 401(k) plan matches 50% of each teammates' elective deferral amount up to the first 6% of the contribution.

In 2022, we announced that effective January 1, 2023, Ameris is enhancing its 401(k) program by increasing our employer match. The company will match 50% of teammates' elective deferral amounts up to the first 8%. Ameris also announced new benefits for teammates for 2023, including pet insurance and legal assistance. We continue to offer an Employee Assistance Program (EAP) which provides teammates and their eligible dependents with personal or job-related counseling, including emotional well-being, legal and financial matters, healthy lifestyles, and work/life transitions.

Valuing Diversity, Equity, and Inclusion

At Ameris, we recognize the strength that diversity, equity, and inclusion (DEI) bring to our business. We are committed to fostering an environment that is equitable and values diverse perspectives and backgrounds. Our teammate-led Employee Resource Groups (ERGs) serve seven key areas: Women in Banking, LGBTQIA+, Veterans, Black, Indigenous and People of Color (BIPOC), Multigenerational, Caregivers, and Mental Health. Throughout 2022, the groups made an impact at Ameris and in our communities. They hosted 10 fireside chats to spur important conversations and raised money for organizations doing meaningful work, including $10,000 for the American Foundation for Suicide Prevention.



"In 2022, we continued to expand our DEI efforts company-wide, by generating productive conversations, providing support and education, and ensuring opportunities for advocation."

- Karlene Gordon, DEI Officer

Empowering Teammates to Grow with Ameris

Ameris provides a unique opportunity for professional growth through our Leadership Development Program, which was launched in 2021. All teammates are eligible and can join at any time, choosing one of three paths based on their job and goals: leading self, leading others, and leading leaders. In 2022, 88 additional teammates enrolled in the program, increasing the total teammates enrolled in the program to 196 with 38.6% of participants coming from diverse backgrounds and women accounting for 76.1% of participants.

Additionally, 44 teammates completed American Banking Association (ABA) certifications with an additional 138 teammates currently enrolled. Ameris also created 19 Career Paths, which serve as roadmaps that provide teammates with actionable steps they can take to advance their careers, offering guidance for teammates in the areas of accounting, credit, commercial, retail, customer service, human resources, mortgage, information technology, audit, treasury, and more. In 2022, all managers received a career discussion guide to support conversations about career growth at Ameris.

Promoting Mentorship

Teammates at Ameris have significant talent, experience, and guidance to share with one another. In 2022, our Mentor Ameris program continued to match high-potential teammates with designated mentors for a nine-month mentorship experience. Outside of this program, Ameris encourages teammates and leaders to find mentors or become mentors. Our Learning & Development team created guides to help teammates establish mentor relationships and to excel as mentors and coaches.

"The Mentor Program was an incredible opportunity for personal growth and development. I was given a platform to express my interests and career goals, and to grow my professional network."

- Chad McCoy, Director of Financial Modeling

Informing and Engaging Teammates

In 2022, monthly video messages from CEO Palmer Proctor provided teammates with insight on the company's strategy and recognized significant accomplishments and milestones.

To further inform and engage teammates, we redesigned the home page of the Ameris Bank intranet, The Mane Connection, which serves as a centralized hub for stories, updates, and news across Ameris. Addressing survey feedback from teammates, the redesign simplified navigation and made it easier for teammates to view more stories and updates at a glance and quickly locate the applications and information they need. Ameris aligned intranet communications in 2022 to the "We're With You" branding message, sharing examples of teammates living our purpose and showing teammates how Ameris is with them.

Innovating and Enhancing Technology

A New Digital Banking Experience

Throughout 2022, cross-functional teams across Ameris, led by our technology team, laid the groundwork to deploy a new online banking platform and mobile app in 2023. The updated digital experience will be introduced in phases, and customers will enjoy a more modern look and feel and added capabilities to make it even easier to bank with Ameris from any location or device.

A Constant Eye on Security

Protecting customer and teammate data and sensitive financial information remains a top priority for Ameris. In 2022, we continued our strong protocols and investment in security and continued safeguarding data while strengthening and modernizing our back-end technology and operations.

Teammates are our first line of defense, and in 2022, Ameris further heightened our emphasis on providing security information to teammates. Our goal is to ensure our teammates know how to spot scams and report suspicious emails.

To educate customers, Ameris featured fraud and cybersecurity articles in each edition of The Connection, our monthly customer newsletter. We also delivered fraud protection emails for customers throughout the year, reminding them of ways to keep their data secure and transact securely online and with payment apps.



"Ameris Bank has continued to focus on corporate and customer security. While the landscape for threats and potential scams is constantly changing, Ameris Bank is continuously improving and preparing for the future."

- Shane Anglin, Corporate Information Security Officer

Supporting the Communities We Serve


Habitat for Humanity

Promoting Access to Home Ownership

In August 2022, Ameris introduced the Down Payment Grant Program, which offers eligible first-time homebuyers up to $12,500 to put toward a mortgage down payment and closing costs. Throughout 2022, Ameris helped more than 12,063 customers purchase a home. This includes: 6,540 first-time homebuyers; 2,865 homebuyers served through Veterans Affairs (VA), Federal Housing Administration (FHA), or United States Department of Agriculture (USDA) loan programs; and another 91 buyers supported by our down payment assistance program.

Environmental Sustainability

Ameris published its second Corporate Social Responsibility Report (CSR) in 2022 to help demonstrate our commitment to Environmental, Social, and Governance matters. Our CSR report will continue to provide more disclosures around sustainability and climate-related matters. Ameris also engaged an energy consultant to help us assess our carbon footprint with the goal of setting reduction targets. The project included the development of conservation strategies for our buildings, such as an energy-efficient light-emitting diode (LED) lighting retrofit of Ameris-owned locations. This project will be completed in 2023.

Committing to Communities

Ameris and our teammates have remained committed to donating funds and volunteering time to help organizations doing good work in our communities. As one example, in 2022 we strengthened our partnership with Callanwolde Fine Arts Center in Atlanta to launch an Art Scholars program. Throughout the school year on teacher workdays and other days off, when many parents need childcare, this program provides children with transportation to Callanwolde and a day full of enriching art-focused activities and meals, at no cost to participating families.

We also continued our Helping Fight Hunger campaign for the twelth year. Ameris partnered with Feeding America to expand the program and collect donations online, which resulted in the company raising enough money to fund more than 100,000 meals for people in need. We also continued our support of the Georgia HEART Program for the fifth year, donating $1,805,000 to 18 rural hospitals in May 2022. We look forward to contributing to rural hospitals through the program again in 2023.

To encourage teammates to continue giving back to their communities, Ameris will offer a paid Volunteer Day in 2023. This will help us partner with a variety of organizations and charities across our many markets.

Helping Teammates Impacted by Hurricane Ian

A powerful storm, Category 4 Hurricane Ian, hit many of our communities hard in September of 2022, particularly in Florida. Ameris quickly jumped into action to assist teammates impacted, offering a 0% interest loan for those needing home repairs and establishing a teammate relief fund through the Ameris Foundation, which provided grants to teammates for storm-related financial hardships. In 2023 Ameris plans to extend the teammate relief fund to ensure readiness for teammates with grants in times of need.

Board of Directors



James B. Miller Jr.
Chairman



Leo J. Hill
Lead Independent Director
Ameris Bank and Transamerica
Mutual Funds



H. Palmer Proctor Jr.
CEO and Vice Chairman
Ameris Bancorp and Ameris Bank



William I. Bowen Jr.
Bowen-Donaldson Home
for Funerals
(Funeral Services)



Rodney D. Bullard
CEO
The Same House
(Nonprofit)



Wm. Millard Choate
Founder and Chairman
Choate Construction Company
(Construction)



R. Dale Ezzell
Wisecards Printing
(Print Services)



Daniel B. Jeter
Standard Discount Corporation
(Consumer Finance)



Robert P. Lynch
Lynch Management Company
(Automobile Sales)



Elizabeth A. McCague
Chief Financial Officer
Jacksonville Ports Authority
(Transportation)



Gloria A. O'Neal
Retired Executive Vice President
Fidelity Bank



William H. Stern
Stern & Stern and Associates
(Real Estate)



Jimmy D. Veal
Beachview Event Rentals
& Design
(Event Services)

Executive Team



H. Palmer Proctor Jr.
Chief Executive Officer



Lawton E. Bassett III
Corporate Executive Vice
President, Chief Banking Officer
and Ameris Bank President



Ross L. Creasy
Corporate Executive Vice
President and Chief
Innovation Officer



Jon S. Edwards
Corporate Executive Vice
President and Chief
Credit Officer



James A. LaHaise
Corporate Executive Vice
President and Chief
Strategy Officer



William D. McKendry
Corporate Executive Vice
President and Chief Risk Officer



Michael T. Pierson
Corporate Executive Vice
President and Chief
Governance Officer



Jody L. Spencer
Corporate Executive Vice
President and Chief Legal Officer



Nicole S. Stokes, CPA
Corporate Executive Vice
President and Chief
Financial Officer

Community Boards of Directors

Our Community Boards of Directors are an extension of our bank. They are leaders within our communities and vital to our mission of growing banking relationships. We are honored to have their support, service and expertise.

Albany, GA

Regional President:
Michael T. Lee

Market President:
Chris M. Misamore

Directors:
Reid E. Mills, Chairman
Bonny B. Dorough
Y. Duncan Moore Jr.
J. Austin Turner

Carolinas

Regional President:
H. Richard Sturm

Market President:
Ryan A. Earwaker

Directors:
William H. Stern, Chairman
Kirkman Finlay, III
Edward G. McDonnell
William Weston J. Newton
Laurens C. Nicholson
A. Rae Phillips

Douglas, GA

Regional President:
Michael T. Lee

Market President:
David B. Batchelor

City President:
M. Shane Shook

Directors:
Kevin L. Gilliard, Chairman
Faye H. Hennesy
Alfred Lott Jr.
Donnie H. Smith

Gainesville & Ocala, FL

Regional President:
Brian R. Parks

City President:
Michael Carnevale

Directors:
Thomas P. McIntosh, Chairman
Adra B. Kennard
Breck A. Weingart

Director Emeritus:
James D. Salter

Jacksonville, FL

Regional President:
Brian R. Parks

Directors:
Joseph P. Helow, Chairman
Robert M. Bradley Jr.
Phillip H. Cury
John A. Delaney
Major B. Harding Jr.
Robert P. Lynch
J. Charles Wilson, CPA

Moultrie, GA

Regional President:
Michael T. Lee

Market President:
David Buckridge

Directors:
Thomas W. Rowell, Chairman
Thomas L. Estes, M.D.
R. Plenn Hunnicutt
Daniel B. Jeter
Lynn L. Jones Jr.
J. Mark Mobley Jr.

Director Emeritus:
Brooks Sheldon

Southeast Georgia Coast

Regional President:
Michael T. Lee

Market President:
Michael D. Hodges

City President Brunswick:
James B. Danowski

City President Hinesville:
James Rogers

Directors:
Jimmy D. Veal, Chairman
Michael L. Davis
Stephen V. Kinney

Directors Emeritus:
John W. McDill
Thomas I. Stafford Jr.
J. Thomas Whelchel

St. Augustine, FL

Regional President:
Brian R. Parks

Market President:
Cecil F. Gibson, III

Directors:
Mark F. Bailey Sr.,
   Chairman
David W. Alban
T. Brooks Burkhardt
J. Joseph Hatin

Director Emeritus:
Melvin A. McQuaig

Tifton, GA

Regional President:
Michael T. Lee

Market President:
Joshua S. Bowen

Directors:
William I. Bowen Jr.,
   Chairman
Austin L. Coarsey
Scott R. Fulp, D.D.S.
John Alan Lindsey
Wesley T. Paulk
Fortson B. Turner

Directors Emeritus:
J. Raymond Fulp
Loran A. Pate

Valdosta, GA

Regional President:
Michael T. Lee

Market President:
William W. Moore, III

Directors:
Charles E. Smith,
   Chairman
Bart T. Mizell
M. Alan Wheeler

Directors Emeritus:
Doyle Weltzbarker
Henry C. Wortman

Vidalia, GA

Regional President:
Michael T. Lee

Market President:
David B. Batchelor

Directors:
Christopher A. Hopkins,
   Chairman
Pollyann F. Martin
Britton J. McDade
Jeffery S. McLain



Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "estimate", "expect", "intend", "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates which they were made. Ameris Bancorp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements. Please refer to Ameris Bancorp's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, for a summary of important factors that may affect Ameris Bancorp's forward-looking statements.



ANNUAL REPORT 2022
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission File Number
001-13901



AMERIS BANCORP

(Exact name of registrant as specified in its charter)

Georgia	**58-1456434**
(State of incorporation)	**(IRS Employer ID No.)**

3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305
(Address of principal executive offices)

(404) 639-6500
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1 per share	ABCB	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).   Yes ☐   No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant was approximately $2.63 billion.

As of February 17, 2023, the registrant had outstanding 69,385,050 shares of common stock, $1.00 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated into Part III hereof by reference.

AMERIS BANCORP
TABLE OF CONTENTS

CAUTIONARY NOTE
REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") and the documents incorporated by reference herein may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward," or "assume," and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements.

You should understand that important factors, including, but not limited to, the following, in addition to those described in Part I, Item 1A., "Risk Factors," and elsewhere in this Annual Report, as well as in the documents which are incorporated by reference into this Annual Report, and those described from time to time in our future reports filed with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could cause actual results to differ materially from those expressed in such forward-looking statements:

- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities and interest-sensitive assets and liabilities;

- the effects of future economic, business and market conditions and changes, including seasonality;

- legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and policies and their application by our regulators;

- changes in accounting rules, practices and interpretations;

- changes in borrower credit risks and payment behaviors;

- changes in the availability and cost of credit and capital in the financial markets;

- changes in the prices, values and sales volumes of residential and commercial real estate;

- the effects of concentrations in our loan portfolio;

- our ability to resolve nonperforming assets;

- the failure of assumptions and estimates underlying the establishment of reserves for possible credit losses and other estimates and valuations;

- changes in technology or products that may be more difficult, costly or less effective than anticipated;

- the risks of any acquisitions, mergers or divestitures which we may undertake in the future, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth, expense savings and/or other results from such transactions;

- the transition away from the London Inter-Bank Offered Rate ("LIBOR") toward a new interest rate benchmark and the ability to successfully implement any new interest rate benchmark;

- the effects of hurricanes, floods, tornados or other natural disasters, geopolitical events, acts of war or terrorism or other hostilities, public health crises, pandemics or other catastrophic events beyond our control; and

- adverse effects due to COVID-19 on us, including our business, financial position, liquidity and results of operations, and on our customers, employees and business partners.

Our management believes the forward-looking statements about us are reasonable. However, you should not place undue reliance on them. Any forward-looking statements in this Annual Report and the documents incorporated by reference herein are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, and such differences may be material. Many of the factors that will determine these results are beyond our ability to control or predict. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

PART I

As used in this Annual Report, the terms "we," "us," "our," "Ameris" and the "Company" refer to Ameris Bancorp and its subsidiaries (unless the context indicates another meaning).

ITEM 1. BUSINESS
OVERVIEW

We are a financial holding company whose business is conducted primarily through our wholly owned banking subsidiary, Ameris Bank (the "Bank"), which provides a full range of banking services to its retail and commercial customers who are primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. The Company's executive office is located at 3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305, our telephone number is (404) 639-6500 and our internet address is www.amerisbank.com. We operate 164 full-service domestic banking offices. We do not operate in any foreign countries. At December 31, 2022, we had approximately $25.05 billion in total assets, $20.25 billion in total loans, $19.46 billion in total deposits and $3.20 billion of shareholders' equity. Our deposits are insured, up to applicable limits, by the Federal Deposit Insurance Corporation (the "FDIC").

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at www.amerisbank.com as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at www.sec.gov.

The Parent Company

Our primary business as a bank holding company is to manage the business and affairs of the Bank. As a bank holding company, we perform certain shareholder and investor relations functions and seek to provide financial support, if necessary, to the Bank.

Ameris Bank

Our principal subsidiary is the Bank, which is headquartered in Atlanta, Georgia and operates branches primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. These branches serve distinct communities in our business areas with autonomy but do so as one bank, leveraging our favorable geographic footprint in an effort to acquire more customers.

Strategy

We seek to increase our presence and grow the "Ameris" brand in the markets that we currently serve in Georgia, Alabama, Florida, North Carolina and South Carolina and in neighboring communities that present attractive opportunities for expansion. Management has pursued this objective through an acquisition-oriented growth strategy and a prudent operating strategy. Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, which has historically provided us with a substantial base of low cost core deposits. Our markets are managed by senior level, experienced decision makers in a decentralized structure that differentiates us from our larger competitors. Management believes that this structure, along with involvement in and knowledge of our local markets, will continue to provide growth and assist in managing risk throughout our Company.

We have maintained our focus on a long-term strategy of expanding and diversifying our franchise in terms of revenues, profitability and asset size. Our growth over the past several years has been enhanced significantly through both organic growth and acquisitions. We expect to continue to enhance our franchise through prudent acquisition activity when appropriate opportunities arise, and we intend to continue to prioritize organic growth in our business lines as well.

Our most recent bank acquisition was of Fidelity Southern Corporation ("Fidelity"), which was completed in July 2019 and which added $4.0 billion in deposits. In addition, in December 2021, the Bank acquired Balboa Capital Corporation ("Balboa"), a point of sale and direct online provider of lending solutions to small and mid-sized businesses nationwide.

BANKING SERVICES

Lending Activities

General. The Company maintains a diversified loan portfolio by providing a broad range of commercial and retail lending services to business entities and individuals. We provide agricultural loans, commercial business loans, commercial and residential real estate construction and mortgage loans, consumer loans, revolving lines of credit and letters of credit. The Company also originates first mortgage residential mortgage loans and generally enters into a commitment to sell these loans in the secondary market. We have not made or participated in foreign, energy-related or subprime loans. In addition, the Company does not regularly buy loan participations or portions of national credits but from time to time, may acquire balances subject to participation agreements through acquisition. Approximately 1% of the Company's loan portfolio was loan participations purchased at December 31, 2022.

At December 31, 2022, our loan portfolio totaled approximately $20.25 billion, representing approximately 80.8% of our total assets. For additional discussion of our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Loans."

Commercial Real Estate Loans. This portion of our loan portfolio has grown significantly over the past few years and represents the largest segment of our loan portfolio. Commercial and farmland real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space. These loans also include extensions for the acquisition, development or construction of commercial properties. The loans are underwritten with an emphasis on the viability of the project, the borrower's ability to meet certain minimum debt service requirements and an analysis and review of the collateral and guarantors, if any.

Residential Real Estate Mortgage Loans. Ameris originates adjustable and fixed-rate residential mortgage loans. These mortgage loans are generally originated under terms and conditions consistent with secondary market guidelines. Some of these loans will be placed in the Company's loan portfolio; however, a majority are sold in the secondary market. The residential real estate mortgage loans that are included in the Company's loan portfolio are usually owner-occupied and generally amortized over a 20- to 30-year period with three- to five-year maturity or repricing.

Agricultural Loans. Our agricultural loans are extended to finance crop production, the purchase of farm-related equipment or farmland and the operations of dairies, poultry producers, livestock producers and timber growers. Agricultural loans typically involve seasonal balance fluctuations. Although we typically look to an agricultural borrower's cash flow as the principal source of repayment, agricultural loans are also generally secured by a security interest in the crops or the farm-related equipment and, in some cases, an assignment of crop insurance and mortgage on real estate. The lending officer visits the borrower regularly during the growing season and re-evaluates the loan in light of the borrower's updated cash flow projections. A portion of our agricultural loans is guaranteed by the Farm Service Agency Guaranteed Loan Program.

Commercial and Industrial Loans. Generally, commercial and industrial loans consist of loans made primarily to manufacturers, wholesalers and retailers of goods, service companies, municipalities and other industries. These loans are made for acquisition, expansion, working capital and equipment financing and may be secured by accounts receivable, inventory, equipment, personal guarantees or other assets. The Company monitors these loans by requesting submission of corporate and personal financial statements and income tax returns. The Company has also generated loans which are guaranteed by the U.S. Small Business Administration (the "SBA"). SBA loans are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. Periodically, a portion of the loans that are secured by the guaranty of the SBA will be sold in the secondary market. Management believes that making such loans helps the local community and also provides Ameris with a source of income and solid future lending relationships as such businesses grow and prosper. During 2021 and 2020, the Company participated in the SBA's Paycheck Protection Program (the "PPP"), a temporary product under the SBA's 7(a) loan program created under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors. The Company also originates, administers and services commercial insurance premium finance loans made to borrowers throughout the United States.

Consumer Loans. Our consumer loans include home improvement, home equity, motor vehicle, loans secured by savings accounts and personal credit lines. The terms of these loans typically range from 12 to 240 months and vary based upon the nature of collateral and size of the loan. These loans are generally secured by various assets owned by the consumer.

Credit Administration

We have sought to maintain a comprehensive lending policy that meets the credit needs of each of the communities served by the Bank, including low and moderate-income customers, and to employ lending procedures and policies consistent with this approach. All loans are subject to our corporate loan policy and financing guide, which are reviewed annually and updated as needed. Our lending policy requires, among other things, an analysis of the borrower's projected cash flow and ability to service the debt. The loan policy provides that lending officers have sole authority to approve loans of various amounts commensurate with their seniority, experience and needs within the market. Our local market presidents have discretion to approve loans in varying principal amounts up to established limits, and our regional credit officers review and approve loans that exceed such limits.

Individual lending authority is assigned by the Company's Chief Credit Officer, as is the maximum limit of new extensions of credit that may be approved in each market. These approval limits are reviewed annually by the Company and adjusted as needed. All requests for extensions of credit in excess of any of these limits are reviewed by one of seven regional credit officers. When the request for approval exceeds the authority level of the regional credit officer, the approval of the Company's Chief Credit Officer and/or the Company's loan committee is required. All new loans or modifications to existing loans in excess of $500,000 are reviewed monthly by the Company's Credit Administration Department with the lender responsible for the credit. In addition, our ongoing loan review program subjects the portfolio to sampling and objective review by our ongoing internal loan review process which is independent of the originating loan officer.

Each lending officer has authority to make loans only in the market area in which his or her Bank office is located and its contiguous counties. Occasionally, our loan committee will approve making a loan outside of the market areas of the Bank, provided the Bank has a prior relationship with the borrower. Our lending policy requires analysis of the borrower's projected cash flow and ability to service the debt.

The Bank has purchased loans outside of its market area. These include residential mortgage loan pools collateralized by properties located outside our Southeast markets, specifically in California, Washington and Illinois, consumer installment home improvement loans made to borrowers throughout the United States and commercial insurance premium finance loans made to borrowers throughout the United States. These purchases were reviewed and approved by the Company's loan committee.

We actively market our services to qualified lending customers in both the commercial and consumer sectors. Our commercial lending officers actively solicit the business of new companies entering the market as well as longstanding members of that market's business community. Through personalized professional service and competitive pricing, we have been successful in attracting new commercial lending customers. At the same time, we actively advertise our consumer loan products and continually seek to make our lending officers more accessible.

The Bank continually monitors its loan portfolio to identify areas of concern and to enable management to take corrective action when necessary. Local market presidents and lending officers meet periodically to review all past due loans, the status of large loans and certain other credit or economic related matters. Individual lending officers are responsible for collection of past due amounts and monitoring any changes in the financial status of the borrowers. Loans that are serviced by others, such as certain residential mortgage loans and consumer installment home improvement loans, are monitored by the Company's credit officers, although ultimate collection of past due amounts is the responsibility of the servicing agents.

Investment Activities

Our investment policy is designed to maximize income from funds not needed to meet loan demand in a manner consistent with appropriate liquidity and risk management objectives. Under this policy, our Company may invest in U.S. Treasury obligations, securities issued by U.S. government-sponsored agencies, state and municipal obligations, mortgage-backed securities, corporate obligations, securities and satisfactorily-rated trust preferred obligations. Investments in our portfolio must satisfy certain quality criteria. Our Company's investments must be "investment-grade" as determined by a nationally recognized investment rating service. Investment securities where the Company has determined a certain level of credit risk are periodically reviewed to determine the financial condition of the issuer and to support the Company's decision to continue holding the security. Our Company may purchase non-rated municipal bonds only if the issuer of such bonds is located in the Company's general market area and such bonds are determined by the Company to have a credit risk no greater than the minimum ratings referred to above. Traditionally, the Company has purchased and held investment securities with very high levels of credit quality, favoring investments backed by direct or indirect guarantees of the U.S. government.

While our asset/liability management policy permits our Company to trade securities to improve the quality of yields or marketability or to realign the composition of the portfolio, the Bank historically has not done so to any significant extent.

Our ALCO committee implements the investment policy and portfolio strategies and monitors the portfolio. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of the bond portfolio are reviewed by our Board of Directors each quarter. The written investment policy is reviewed annually by the Company's Board of Directors and updated as needed.

The Company's securities are held in safekeeping accounts at approved correspondent banks

Deposits

The Company provides a full range of deposit accounts and services to both retail and commercial customers. These deposit accounts have a variety of interest rates and terms and consist of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, regular interest-bearing savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Our Bank obtains most of its deposits from individuals and businesses in its market areas.

Brokered deposits are deposits obtained by utilizing an outside broker that is paid a fee. The Bank utilizes brokered deposits to accomplish several purposes, such as (i) acquiring a certain maturity and dollar amount without repricing the Bank's current customers which could increase or decrease the overall cost of deposits and (ii) acquiring certain maturities and dollar amounts to help manage interest rate risk.

Other Funding Sources

The Federal Home Loan Bank ("FHLB") allows the Company to obtain advances through its credit program. These advances are secured by securities owned by the Company and held in safekeeping by the FHLB, FHLB stock owned by the Company and certain qualifying loans secured by real estate, including residential mortgage loans, home equity lines of credit and commercial real estate loans. The Company maintains credit arrangements with various other financial institutions to purchase federal funds. The Company participates in the Federal Reserve discount window borrowings program.

On September 28, 2020, the Company completed the public offering and sale of $110.0 million in aggregate principal amount of its 3.875% Fixed-To-Floating Rate Subordinated Notes due 2030. The subordinated notes were sold to the public at par. The subordinated notes will mature on October 1, 2030 and through September 30, 2025 will bear a fixed rate of interest of 3.875% per annum. Beginning October 1, 2025, the interest rate on the subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 3.753%.

On December 6, 2019, the Company completed the public offering and sale of $120.0 million in aggregate principal amount of its 4.25% Fixed-To-Floating Rate Subordinated Notes due 2029. The subordinated notes were sold to the public at par. The subordinated notes will mature on December 15, 2029 and through December 14, 2024 will bear a fixed rate of interest of 4.25% per annum. Beginning December 15, 2024, the interest rate on the subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 2.94%.

On March 13, 2017, the Company completed the public offering and sale of $75.0 million in aggregate principal amount of its 5.75% Fixed-To-Floating Rate Subordinated Notes due 2027. The subordinated notes were sold to the public at par. The subordinated notes will mature on March 15, 2027 and through March 14, 2022 bore a fixed rate of interest of 5.75% per annum. Beginning March 15, 2022, the interest rate on the subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month LIBOR plus 3.616%. In February 2023, the Company notified holders of its 5.75% Fixed-To-Floating Rate Subordinated Notes due 2027 that the notes would be redeemed in full at the March 15, 2023 interest payment date.

The Company has long-term subordinated deferrable interest debentures with a net book carrying value of $128.3 million as of December 31, 2022. The majority of these trust preferred securities were assumed as liabilities in previous whole bank acquisitions.

The Company also enters into repurchase agreements. These repurchase agreements are treated as short-term borrowings and are reflected on the Company's balance sheet as such.

MARKET AREAS AND COMPETITION

The banking industry in general, and in the southeastern United States specifically, is highly competitive and dramatic changes continue to occur throughout the industry. While our select market areas in Georgia, Alabama, Florida, North Carolina and South Carolina have experienced strong population growth in recent decades, intense market demands, national and local economic pressures, including a rising interest rate environment, and increased customer awareness of product and service differences among financial institutions have forced banks to diversify their services and become much more cost effective. Over the past few years, our Bank has faced strong competition in attracting deposits at profitable levels. Competition for deposits comes from other commercial banks, thrift institutions, savings banks, internet banks, credit unions, and brokerage and investment banking firms. Interest rates, online banking capabilities, convenience of office locations and marketing are all significant factors in our Bank's competition for deposits.

Competition for loans comes from other commercial banks, thrift institutions, savings banks, insurance companies, consumer finance companies, credit unions, mortgage companies, leasing companies and other institutional and non-traditional lenders. In order to remain competitive, our Bank has varied interest rates and loan fees to some degree as well as increased the number and complexity of services provided. We have not varied or altered our underwriting standards in any material respect in response to competitor willingness to do so and in some markets have not been able to experience the growth in loans that we would have preferred. Competition is affected by the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Competition among providers of financial products and services continues to increase with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives, including FinTech firms. While technological innovation has been central to the development of the financial services industry and to our strategy, tech firms increasingly compete directly with banks for a variety of financial product offerings. Management expects that competition will become more intense in the future due to changes in state and federal laws and regulations and the entry of additional bank and nonbank competitors. Further, the industry continues to consolidate, which affects competition by eliminating some regional and local institutions, while strengthening the franchise of acquirers. See "Supervision and Regulation" under this Item.

HUMAN CAPITAL

At Ameris, we consider our teammates to be our greatest strength. At December 31, 2022, the Company employed 2,847 full-time-equivalent employees, primarily located in our core markets of Georgia, Alabama, Florida, North Carolina and South Carolina.

We take pride in listening to our employees, welcoming unique perspectives, supporting personal and professional growth and developing natural strengths. For example, each year the Company administers an employee engagement survey to gather meaningful insights and data, which is used as we continue to make improvements at Ameris and build upon our strong culture. The input obtained from these surveys helps the Company's Board of Directors and executive officers to execute on initiatives such as the Ameris Bank Foundation, leadership training and diversity and inclusion initiatives.

Effective and frequent communication is critical to supporting our growing culture and teammate needs and is carried out through regular e-newsletters, executive announcements and bulletins, which provide access to information regarding Company news, alerts and updates, as well as educational opportunities and programs.

Support and Benefits

Providing employees with meaningful, competitive and supportive benefits to care for their lives and families is a top priority for the Company. We're proud to offer a comprehensive benefits package that includes medical, dental, vision and life insurance, paid time-off, 401(k) profit-sharing plan participation and an employee stock purchase plan. The Company's 401(k) plan matches 50% of each employee's elective deferral amount, up to the first 6% of the contribution. Beginning January 1, 2023, the Company's 401(k) Plan match increased to 50% of each employee's elective deferral amount, up to the first 8% of the contribution.

The Company's benefits programs also include access to a network of nearby providers with options for either in-person care or virtual visits at any time. Our behavioral health benefit offers support for such issues as alcohol and drug use recovery, medication management, coping with grief and loss, and depression, anxiety and stress management.

Personal and Professional Growth

At Ameris, our leaders develop action plans and provide mentorship to help employees reach their aspirations. Our teammates are encouraged to share their goals and dreams, and we take pride in offering professional growth opportunities through our robust learning and development initiatives.

Mentorship at all levels is encouraged throughout our organization, as it supports our culture of learning and commitment to our teammates, new ideas and leadership development. Mentor Ameris is the Bank's formal mentorship program, whereby annually, high potential colleagues are identified as mentees and paired with a selected mentor at the Bank. A total of 26 mentees were selected to participate in the program in 2022, of which 40% were female and 28% were minorities. The program is a nine-month commitment that is designed to encourage a lifelong mentee-mentor relationship.

Launched at the end of 2020, our Leadership Development Program is a self-paced, three-tiered program available to all employees, with coursework specific to leading self, leading others and leading leaders. We believe that effective and meaningful leadership development will further elevate the Company and support us in continuing to attract and retain top talent. At the end of 2022, we had a total of 337 teammates who were enrolled in or completed the program, of which 72% were female and 34% were minorities.

The development of our employees' skills and knowledge is critical to the success of the Company. Our educational assistance program, which provides for reimbursement of certain education expenses up to $5,250, encourages personal development through formal education, such as a degree, licensing or certification, so that teammates can maintain and improve their skills or knowledge related to their current job or foreseeable-future position at Ameris. The importance of having career development discussions and guidance with employees is shared and reinforced during manager training sessions as well, as the Company recognizes these discussions are critical to establishing pathways for career growth.

Diversity and Inclusion

Diversity, equity and inclusion represent an integral part of our strategic vision at Ameris. The Company is committed to fostering an equitable work environment that seeks to ensure fair treatment, equality of opportunity, and fairness in access to information and resources for all employees. We believe this is only possible in an environment built on respect and equal dignity, and we believe inclusion builds a culture of belonging by actively inviting the contribution and participation of all people.

As part of that commitment, the Bank appointed its first Diversity and Inclusion Officer in 2020 and established a Diversity Task Force comprised of a diverse group of 19 teammates from across the Company. This group is dedicated to cultivating an environment that supports our strategy to engage, recruit, develop, retain and advance a diverse team of talent, inclusively and equitably. Leaders from this group have established employee resource groups which are meant to bring teammates together from across the Company and offer strong networking opportunities and a forum to listen and to discuss and sponsor programs, activities and empowering resources that foster diversity and inclusion education and awareness. Employee resource groups currently include women in banking, LGBTQIA+, veterans, BIPOC (Black, Indigenous and People of Color), multigenerational, caregivers and mindfulness-mental health.

As of December 31, 2022, females represent 66% of the Company's employee population, and minorities represent 31%. In addition, females represent 42% of the Company's senior management staff, consisting of Vice Presidents and above, and minorities represent 17%.

SUPERVISION AND REGULATION

General

We are extensively regulated, supervised and examined under federal and state law. Generally, these laws and regulations are intended to protect our Bank's depositors, the FDIC's Deposit Insurance Fund (the "DIF") and the broader banking system, and not our shareholders. These laws and regulations cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, and transactions with affiliates. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management and costs of compliance. In addition, changes to these laws and regulations, including as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and regulations promulgated thereunder, have had, and may continue to have, a significant impact on our business, results of operations and financial condition. As a result, the extensive laws and regulations to which we are subject and with which we must comply significantly impact our earnings, results of operations, financial condition and competitive position.

Set forth below is a summary of certain provisions of key federal and state laws that affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Supervision and Examination Authorities

As a bank holding company and financial holding company, Ameris is subject to regulation, supervision and enforcement by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Our Bank has a Georgia state charter and is subject to regulation, supervision and enforcement by the Georgia Department of Banking and Finance (the "GDBF"). In addition, as a state non-member bank, the Bank is subject to regulation, supervision and enforcement by the FDIC as the Bank's primary federal regulator. The Federal Reserve, the FDIC and the GDBF regularly examine the operations of the Company and the Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

In addition, the Consumer Financial Protection Bureau (the "CFPB") supervises the Bank with respect to consumer protection laws and regulations.

Federal Law Restrictions on the Company's Activities and Investments

As a registered bank holding company, we are subject to regulation under the Bank Holding Company Act (the "BHCA") and to the supervision, examination and reporting requirements of the Federal Reserve.

The BHCA and its implementing regulations prohibit bank holding companies from engaging in certain transactions without the prior approval of the Federal Reserve, including (i) acquiring direct or indirect control of more than 5% of the voting shares of any bank or bank holding company, (ii) acquiring all or substantially all of the assets of any bank and (iii) merging or consolidating with any other bank holding company. In determining whether to approve such a transaction, the Federal Reserve is required to consider a variety of factors, including the competitive impact of the transaction; the financial condition, managerial resources and future prospects of the bank holding companies and banks involved; the convenience and needs of the communities to be served, including the applicant's record of performance under the Community Reinvestment Act; and the effectiveness of the parties in combating money laundering activities. The Bank Merger Act imposes similar review and approval requirements in connection with acquisitions and mergers involving banks. Additionally, under the Change in Bank Control Act and the BHCA, a person or company that acquires control of a bank holding company or bank must obtain the non-objection or approval of the Federal Reserve in advance of the acquisition. For a publicly-traded bank holding company such as Ameris, control for purposes of the Change in Bank Control Act is presumed to exist if the acquirer will have 10% or more of any class of the company's voting securities.

The BHCA generally prohibits a bank holding company and its subsidiaries from engaging in, or acquiring control of a company engaged in, activities other than managing or controlling banks, activities that the Federal Reserve has determined to be closely related to banking and certain other permissible nonbanking activities. However, a bank holding company that is qualified and has elected to be a financial holding company may engage in, or acquire control of a company engaged in, an expanded set of financial activities. Effective August 24, 2000, Ameris has elected to be a financial holding company. As such, we may engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, securities underwriting and dealing, and making merchant banking investments in commercial and financial companies, provided that we and the Bank continue to meet certain regulatory standards and comply with applicable regulatory notice requirements. If we or the Bank ceased to be "well capitalized" or "well managed" under applicable regulatory standards, or if the Bank received a rating of less than Satisfactory under the Community Reinvestment Act, our ability to conduct these broader financial activities would be limited.

A provision of the BHCA known as the Volcker Rule limits our and the Bank's ability to engage in proprietary trading (*i.e.*, engaging as principal in any purchase or sale of one or more financial instruments) or to acquire or retain as principal any ownership interest in or sponsor a covered fund, including private equity and hedge funds.

Source of Strength

As a bank holding company, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid only after the Bank's deposits and various other obligations are repaid in full.

Payment of Dividends and Other Restrictions

Ameris is a legal entity separate and distinct from its subsidiaries. The principal source of our cash revenues is dividends from the Bank. Federal and state law limit the Bank's ability to pay dividends to Ameris.

Under Georgia law, the prior approval of the GDBF is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the bank's Tier 1 capital (plus allowance for loan losses); (ii) the aggregate amount of dividends declared or anticipated to be declared by the bank in the calendar year exceeds 50% of its net profits for the previous calendar year; or (iii) the ratio of the bank's Tier 1 capital to adjusted total assets is less than 6%. As of December 31, 2022, there was approximately $186.5 million of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining regulatory approval.

Under federal law, the ability of an insured depository institution such as the Bank to pay dividends or other distributions is restricted or prohibited if (i) the institution would fail to satisfy the regulatory capital conservation buffer requirement following the distribution, (ii) the distribution would cause the institution to become undercapitalized or (iii) the institution is in default of its payment of deposit insurance assessments to the FDIC. In addition, the FDIC has the authority to prohibit the Bank from engaging in an unsafe or unsound banking practice. The payment of dividends could, depending upon the financial condition of the Bank, be deemed to constitute an unsafe or unsound practice in conducting the Bank's business.

As a bank holding company, dividends paid by Ameris to its shareholders are subject to federal law limitations. The Federal Reserve has adopted the policy that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover the cash dividends and that the company's rate of earning retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, a bank holding company is required to consult with or notify the Federal Reserve prior to purchasing or redeeming its outstanding equity securities in certain circumstances, including if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the company for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. A bank holding company that is well-capitalized, well-managed and not the subject of any unresolved supervisory issues is exempt from this notice requirement.

Capital Adequacy

Bank holding companies and banks are required to maintain minimum regulatory capital ratios imposed under both federal and state law. The Federal Reserve and the FDIC, the primary regulators of Ameris and the Bank, respectively, have adopted substantially similar regulatory capital frameworks, which use both risk-based and leverage-based measures of capital adequacy. Under these frameworks, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

Under the capital rules, common equity Tier 1 capital generally includes certain common stock instruments (plus any related surplus), retained earnings and certain minority interests in consolidated subsidiaries (subject to certain limitations). Additional Tier 1 capital generally includes noncumulative perpetual preferred stock (plus any related surplus) and certain minority interests in consolidated subsidiaries (subject to certain limitations). Tier 2 capital generally includes certain subordinated debt (plus related surplus), certain minority interests in consolidated subsidiaries (subject to certain limitations) and a portion of the allowance for credit losses ("ACL"). Common equity tier 1 capital, additional Tier 1 capital and Tier 2 capital are each subject to various regulatory deductions and adjustments. In general, the risk-based capital standards are designed to make regulatory capital requirements sensitive to differences in risk profile by risk weighting assets and off-balance-sheet exposures based on risk categories.

Failure to meet these capital requirements could subject Ameris and the Bank to a variety of enforcement actions, including the issuance of a capital directive, the termination of deposit insurance by the FDIC and certain other restrictions on our business.

In addition, under the FDIC's "prompt corrective action" framework, the FDIC may impose various restrictions, including limitations on growth and the payment of dividends, if the Bank becomes undercapitalized. Under this framework, the Bank is considered to be "well capitalized" if it has a common equity Tier 1 risk-based capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a total risk-based capital ratio of 10% or greater and a leverage ratio of 5% or greater, and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure.

The Federal Deposit Insurance Act prohibits an insured bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited) unless it is "well-capitalized," or is "adequately capitalized" and has received a waiver from the FDIC. A bank that is "adequately capitalized" and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is "well-capitalized."

At December 31, 2022, the Company exceeded its minimum capital requirements, inclusive of the capital conservation buffer, on a consolidated basis with common equity Tier 1 capital, Tier 1 capital and total capital equal to 9.86%, 9.86% and 12.90% of its total risk-weighted assets, respectively, and a Tier 1 leverage ratio of 9.36%. At December 31, 2022, the Bank exceeded its minimum capital requirements, inclusive of the capital conservation buffer, with common equity Tier 1 capital, Tier 1 capital and total capital equal to 11.12%, 11.12% and 12.28% of its total risk-weighted assets, respectively, and a Tier 1 leverage ratio of 10.56%, and was "well-capitalized" for prompt corrective action purposes based on the ratios and guidelines described above.

Under a December 2018 final rule, banking organizations may elect to phase in the regulatory capital effects of the current expected credit losses ("CECL") model, the new accounting standard for credit losses, over three years. On March 27, 2020, the CARES Act was signed into law and includes a provision that permits financial institutions to defer temporarily the use of CECL. In a related action, the joint federal bank regulatory agencies issued an interim final rule effective March 31, 2020 that allows banking organizations that implemented CECL in 2020 to elect to mitigate the effects of the CECL accounting standard on their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available in December 2018. Ameris and the Bank elected to defer the regulatory capital effects of CECL in accordance with the interim final rule and not to apply the deferral of CECL available under the CARES Act. As a result, the effects of CECL on Ameris's and the Bank's regulatory capital were delayed through 2021 and now will be phased-in over a three-year period from January 1, 2022 through December 31, 2024. Under the March 31, 2020 interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period includes both the initial impact of a banking organization's adoption of CECL at January 1, 2020 and 25% of subsequent changes in its allowance for credit losses during each quarter of the two-year period ended December 31, 2021.

Transactions with Affiliates and Insiders, Tying Arrangements and Lending Limits

The Bank is subject to certain restrictions in its dealings with Ameris and its affiliates. Transactions between banks and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank typically is any company or entity that controls or is under common control with the bank, including the bank's parent holding company and non-bank subsidiaries of that holding company. Some but not all subsidiaries of a bank may be exempt from the definition of an affiliate. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those that would be provided to a non-affiliate. The term "covered transaction" includes the making of a loan to an affiliate, the purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and several other types of transactions. Extensions of credit to an affiliate usually must be over-collateralized.

Under section 22 of the Federal Reserve Act, as implemented by the Federal Reserve's Regulation O, restrictions also apply to extensions of credit by a bank to its executive officers, directors, principal shareholders, and their related interests, and to similar individuals at the holding company or affiliates. In general, such extensions of credit (i) may not exceed certain dollar limitations, (ii) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (iii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain extensions of credit to these insiders also require the approval of the bank's board of directors. Additionally, the Federal Deposit Insurance Act and Georgia law limit asset sales and purchases between a bank and its insiders.

Under anti-tying rules of federal law, a bank may not extend credit, lease, sell property or furnish any service or fix or vary the consideration for them on the condition that (i) the customer obtain or provide some additional credit, property or service from or to the bank or its holding company or their subsidiaries (other than those related to and usually provided in connection with a loan, discount, deposit or trust service) or (ii) the customer not obtain some other credit, property or service from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. The federal banking agencies have, however, allowed banks to offer combined-balance products and otherwise to offer more favorable terms if a customer obtains two or more traditional bank products. The law authorizes the Federal Reserve to grant additional exceptions by regulation or order.

Under Georgia law, a state bank is generally prohibited from making loans, having obligations or having credit exposure as a counterparty in a derivative transaction to any one borrower in an amount exceeding 15% of the bank's statutory capital base, or 25% of the bank's statutory capital base if the entire amount is secured by good collateral or other ample security (as defined by law).

Reserves

Pursuant to regulations of the Federal Reserve, an insured depository institution must maintain reserves against its transaction accounts. Because required reserves generally must be maintained in the form of vault cash, with a pass-through correspondent bank, or in the institution's account at a Federal Reserve Bank, the effect of the reserve requirement may be to reduce the amount of an institution's assets available for lending or investment. During 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced all reserve requirement ratios to zero. The Federal Reserve indicated that it may adjust reserve requirement ratios in the future if conditions warrant.

FDIC Insurance Assessments

The Bank's deposits are insured to the maximum extent permitted by the DIF. The Bank is required to pay quarterly premiums, known as assessments, for this deposit insurance coverage. The FDIC uses a risk-based assessment system that imposes insurance premiums as determined by multiplying an insured bank's assessment base by its assessment rate. A bank's deposit insurance assessment base is generally equal to its total assets minus its average tangible equity during the assessment period. The Bank's regular assessments are determined within a range of base assessment rates based in part on the Bank's CAMELS composite rating, taking into account other factors and adjustments. The CAMELS rating system is a supervisory rating system developed to classify a bank's overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk. The methodology that the FDIC uses to calculate assessment amounts is also based on the FDIC's designated reserve ratio, which is currently 2%. Under the current methodology, the Bank's assessment rates are based on an initial base assessment rate of 3 to 30 cents per $100 of insured deposits, subject to certain adjustments, and may range from 1.5 to 40 cents after applying adjustments. Beginning with the first quarterly assessment period of 2023, the Bank's assessment rates will be based on an initial base assessment rate of 5 to 32 cents per $100 of insured deposits, subject to certain adjustments, and may range from 2.5 to 42 cents after applying adjustments. These elevated rates will remain in effect until the designated reserve ratio meets or exceeds 2%, absent further FDIC board action.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if the FDIC determines after a hearing that the institution has engaged or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation or order or any condition imposed by an agreement with the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. Management is not aware of any existing circumstances that would result in termination of the Bank's deposit insurance.

Branching

The Bank has branch offices in Alabama, Florida, Georgia, North Carolina and South Carolina. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation, so long as the acquirer satisfies certain conditions, including that it is "well capitalized" and "well managed." Furthermore, a "well capitalized" and "well managed" bank with its main office in one state is generally authorized to merge with a bank with its main office in another state, subject to certain deposit-percentage limitations, aging requirements and other restrictions. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. The agencies periodically examine the CRA performance of each of the institutions for which they are the primary federal regulator and assign one of four ratings: Outstanding; Satisfactory; Needs to Improve; or Substantial Noncompliance. In order for an insured depository institution and its parent holding company to take advantage of certain regulatory benefits, such as expedited processing of applications and the ability of the holding company to engage in new financial activities, the insured depository institution must maintain a rating of Outstanding or Satisfactory. An institution's size and business strategy determines the type of examination that it will receive. The FDIC evaluates the Bank as a large, retail-oriented institution and applies performance-based lending, investment and service tests. In its most recent CRA evaluation, as of August 26, 2019, the Bank was rated Satisfactory under the CRA.

Debit Interchange Fee Limitations

Under the Durbin Amendment to the Dodd-Frank Act and the Federal Reserve's implementing regulations, the debit card interchange fee that the Bank charges merchants must be reasonable and proportional to the cost of clearing the transaction. The maximum permissible interchange fee is capped at the sum of $0.21 plus five basis points of the transaction value for many types of debit interchange transactions. The Bank may also recover $0.01 per transaction for fraud prevention purposes if it complies with certain fraud-related requirements. The Federal Reserve also has established rules governing routing and exclusivity that require debit card issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

Consumer Protection Laws

The Bank is subject to a number of federal and state laws designed to protect customers and promote lending to various sectors of the economy and population. These consumer protection laws apply to a broad range of our activities and to various aspects of our business, and include laws relating to interest rates, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Fair Debt Collection Practices Act, as well as their state law counterparts. At the federal level, most consumer financial protection laws are administered by the CFPB, which supervises the Bank. Among other things, the CFPB has promulgated many mortgage-related rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, Home Mortgage Disclosure Act requirements and appraisal and escrow standards for higher priced mortgages. The mortgage-related final rules issued by the CFPB have materially restructured the origination, servicing and securitization of residential mortgages in the United States, and have imposed significant compliance obligations and costs on mortgage lenders, including the Bank.

Violations of applicable consumer protection laws can result in significant potential liability, including actual damages, restitution and injunctive relief, from litigation brought by customers, state attorneys general and other plaintiffs, as well as enforcement actions by banking regulators and reputational harm.

Financial Privacy and Cybersecurity

Under the Gramm-Leach-Bliley Act, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Gramm-Leach-Bliley Act also provides that, with certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

The federal banking agencies pay close attention to the cybersecurity practices of banks, and the agencies include review of an institution's information technology and its ability to thwart cyberattacks in their examinations. An institution's failure to have adequate cybersecurity safeguards in place can result in supervisory criticism, monetary penalties and reputational harm.

In November 2021, the FDIC, the Federal Reserve and the Office of the Comptroller of the Currency issued a joint final rule to establish computer-security incident notification requirements for banking organizations and their bank service providers.

Banks and their service providers must comply with this rule as of May 1, 2022. Under this rule, a bank must report certain computer-security incidents to its primary federal regulatory as soon as possible and no later than 36 hours after the bank determines that an incident requiring notification has occurred. In addition, bank service providers must notify any affected banking organization customer as soon as possible when the bank service provider determines that it has experienced a computer-security incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, services provided to such banking organization for a period of four or more hours.

Anti-Money Laundering and Sanctions Compliance

The Bank Secrecy Act, the USA PATRIOT Act of 2001 and other federal laws and regulations require financial institutions, among other things, to institute and maintain an effective anti-money laundering ("AML") program. Under these laws and regulations, the Bank is required to take steps to prevent the use of the Bank to facilitate the flow of illegal or illicit money, to report large currency transactions and to file suspicious activity reports. In addition, the Bank is required to develop and implement a comprehensive AML compliance program, as well as have in place appropriate "know your customer" policies and procedures.

The federal Financial Crimes Enforcement Network of the Department of the Treasury, in addition to other bank regulatory agencies, is authorized to impose significant civil money penalties for violations of these requirements and has recently engaged in coordinated enforcement efforts with state and federal banking regulators, in addition to the U.S. Department of Justice, the CFPB, the Drug Enforcement Administration and the Internal Revenue Service. Violations of AML requirements can also lead to criminal penalties. In addition, the federal banking agencies are required to consider the effectiveness of a financial institution's AML activities when reviewing proposed bank mergers and bank holding company acquisitions.

The Office of Foreign Assets Control ("OFAC") is responsible for administering economic sanctions that affect transactions with designated foreign countries, foreign nationals and others, as defined by various Executive Orders and in various pieces of legislation. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts. If we or the Bank find a name on any transaction, account or wire transfer that is on an OFAC list, we or the Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities. Failure to comply with these sanctions could have serious legal and reputational consequences.

We and the Bank maintain policies, procedures and other internal controls designed to comply with these AML requirements and sanctions programs.

Federal Home Loan Bank System

Our Company has a correspondent relationship with the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of 12 regional FHLBs that administer the home financing credit function of banking institutions. Each FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB and subject to the oversight of the Federal Housing Finance Agency. All advances from an FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

The FHLB of Atlanta offers certain services to our Company, such as processing checks and other items, buying and selling federal funds, handling money transfers and exchanges, shipping coin and currency, providing security and safekeeping of funds or other valuable items, and furnishing limited management information and advice. As compensation for these services, our Company maintains certain balances with the FHLB of Atlanta in interest-bearing accounts.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices, and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan-to-value ratio limitations on real estate loans. Our Company's loan policies establish limits on loan-to-value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Under guidance issued by the federal banking regulators, a financial institution will be considered to have a significant commercial real estate ("CRE") concentration risk, and will be subject to enhanced supervisory expectations to manage that risk, if (i) total reported loans for construction, land development and other land ("C&D") represent 100% or more of the institution's total capital or (ii) total CRE loans represent 300% or more of the institution's total capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

As of December 31, 2022, our C&D concentration as a percentage of capital totaled 79.4% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 291.7%.

COVID-19 Relief Measures

Congress, various federal agencies and state governments have taken measures to address the economic and social consequences of the COVID-19 pandemic, including the enactment on March 27, 2020 of the CARES Act, which, among other things, established various initiatives to protect individuals, businesses and local economies in an effort to lessen the impact of the pandemic on consumers and businesses. These initiatives included the PPP, relief with respect to troubled debt restructurings ("TDRs"), mortgage forbearance and extended unemployment benefits. The Consolidated Appropriations Act, 2021, enacted on December 27, 2020, extended some of these relief provisions in certain respects.

The PPP permitted small businesses, sole proprietorships, independent contractors and self-employed individuals to apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria. The CARES Act appropriated $349 billion to fund the PPP, and Congress appropriated an additional $320 billion to the PPP on April 24, 2020, and amended the PPP on June 5, 2020 to make the terms of the PPP loans and loan forgiveness more flexible. Additionally, the Consolidated Appropriations Act, 2021 appropriated a further $284 billion to the PPP and permitted certain PPP borrowers to make "second draw" loans. From April to August 2020, we accepted PPP applications and originated loans to qualified small businesses under this program. Consistent with the terms of the PPP, these loans carry an interest rate of 1% and are 100% guaranteed by the SBA. At December 31, 2022, the Company's outstanding PPP loans were not material. The Company's participation in this program could subject us to increased governmental and regulatory scrutiny, negative publicity or increased exposure to litigation, which could increase our operational, legal and compliance costs and damage our reputation.

The CARES Act and related guidance from the federal banking agencies provide financial institutions the option to temporarily suspend requirements under GAAP related to classification of certain loan modifications as TDRs, to account for the current and anticipated effects of COVID-19. The CARES Act, as amended by the Consolidated Appropriations Act, 2021, specified that COVID-19 related loan modifications executed between March 1, 2020 and the earlier of (i) 60 days after the date of termination of the national emergency declared by the President and (ii) January 1, 2022, on loans that were current as of December 31, 2019 are not TDRs. Additionally, under guidance from the federal banking agencies, other short-term modifications made on a good faith basis in response to COVID-19 to borrowers that were current prior to any relief are not TDRs under ASC Subtopic 310-40, "Troubled Debt Restructuring by Creditors." These modifications include short-term (e.g., up to six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms or delays in payment that are insignificant. Throughout 2020 and 2021, we granted loan modifications to our customers in the form of maturity extensions, payment deferrals and forbearance. The temporary relief expired on January 1, 2022 and no further modifications were made under the CARES Act after such date.

The CARES Act also includes a range of other provisions designed to support the U.S. economy and mitigate the impact of COVID-19 on financial institutions and their customers. For example, provisions of the CARES Act require mortgage servicers to grant, on a borrower's request, forbearance for up to 180 days (which can be extended for an additional 180 days) on a federally-backed single-family mortgage loan or forbearance up to 30 days (which can be extended for two additional 30-day periods) on a federally-backed multifamily mortgage loan when the borrower experiences financial hardship due to the COVID-19 pandemic.

On January 30, 2023, the Biden Administration announced its intent to end the national emergency declaration related to the COVID-19 pandemic on May 11, 2023, which will also result in the termination of previously enacted COVID-19 relief measures.

ITEM 1A. RISK FACTORS

An investment in our Common Stock is subject to risks inherent in our business. The material risks and uncertainties that management believes affect Ameris are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this Annual Report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This Annual Report is qualified in its entirety by these risk factors.

If any of the following risks or uncertainties actually occurs, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Common Stock could decline significantly, and you could lose all or part of your investment.

RISKS RELATED TO OUR COMPANY AND INDUSTRY

Our revenues are highly correlated to market interest rates.

Our assets and liabilities are primarily monetary in nature, and as a result, we are subject to significant risks tied to changes in interest rates. Our ability to operate profitably is largely dependent upon net interest income. In 2022, net interest income made up 73.8% of our revenue. Unexpected movement in interest rates, that may or may not change the slope of the current yield curve, could cause our net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could materially adversely affect the valuation of our assets and liabilities.

At present our one-year interest rate sensitivity position is asset sensitive, such that a gradual increase in interest rates during the next twelve months should have a positive impact on net interest income during that period. However, as with most financial institutions, our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices, and changes in the relationships between long-term and short-term market interest rates. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our customer base with more attractive options.

Certain changes in interest rates, inflation, deflation or the financial markets could affect demand for our products and our ability to deliver products efficiently.

Loan originations, and potentially loan revenues, could be materially adversely impacted by sharply rising interest rates. Conversely, sharply falling rates could increase prepayments within our securities portfolio lowering interest earnings from those investments. Rising inflation could cause our operating costs related to salaries and benefits, technology and supplies to increase at a faster pace than our revenues. Recently, inflation has been at a higher level than experienced in many decades, which has increased costs and impacted operations for the Company and many of its customers.

The fair market value of our securities portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

Cyberattacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. We also have arrangements in place with other third parties through which we share and receive information about their customers who are or may become our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Additionally, information security may be adversely affected by the current or anticipated impact of military conflict, including escalating military tension between Russia and Ukraine, terrorism or other geopolitical events.

Information security risks for financial institutions like us continue to increase in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyberattacks or other security breaches involving the theft of sensitive and confidential information, hackers continue to engage in attacks against financial institutions. These attacks include denial of service attacks designed to disrupt external customer facing services and ransomware attacks designed to deny organizations access to key internal resources or systems. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We rely heavily on communications and information systems to conduct our business. Accordingly, we also face risks related to cyberattacks and other security breaches in connection with our own and third-party systems, processes and data, including credit and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa, MasterCard) and our processors. Some of these parties have in the past been the target of security breaches and cyberattacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyberattacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we conduct security reviews on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyberattack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets could result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, which could have a material adverse effect on our business, financial condition or results of operations. In addition, our industry continues to experience well-publicized attacks or breaches affecting others in our industry that have heightened concern by consumers generally about the security of using credit and debit cards, which have caused some consumers, including our customers, to use our credit and debit cards less in favor of alternative methods of payment and has led to increased regulatory focus on, and potentially new regulations relating to, these methods. Further cyberattacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of our cards, increased costs and regulatory penalties, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyberattacks or other breaches, our brand and reputation could be affected, which could also have a material adverse effect on our business, financial condition or results of operations.

The COVID-19 pandemic continues to affect us and our customers, employees and third-party service providers, and while the adverse impacts on our business, financial position, operations and prospects have dissipated, they have not been completely eliminated.

During 2020, as a result of the uncertainty, volatility and disruption in financial markets and in governmental, commercial and consumer activity caused by the COVID-19 pandemic, our business and consumer customers experienced varying degrees of financial distress, adversely affecting their ability to timely pay interest and principal on their loans and the value of the collateral securing their obligations. While all our branch locations are currently open and operating during normal business hours, in order to protect the health of our customers and employees, we continue to take additional precautions within our branch locations, including enhanced cleaning procedures. These actions in response to the COVID-19 pandemic, and similar actions by our vendors and business partners, have not materially impaired our ability to support our employees, conduct our business or serve our customers, but there is no assurance that these actions will be sufficient to successfully mitigate the risks presented by COVID-19 or that our ability to operate will not be materially affected going forward. For instance, business operations may be disrupted if key personnel or significant portions of employees are unable to work effectively, including because of illness, quarantines, government actions or other restrictions in connection with the COVID-19 pandemic. Similarly, if any of our vendors or business partners become unable to continue to provide their products and services which we rely upon to maintain our day-to-day operations, our ability to serve our customers could be impacted.

Although the aforementioned risks have much dissipated compared to prior periods, they have not been completely eliminated. The risks of new variants and new outbreaks continue to exist. Given the ongoing and dynamic nature of the circumstances, it is not possible to accurately predict the extent, severity or duration of these conditions or when normal economic and operating conditions will fully resume. For this reason, the extent to which the COVID-19 pandemic affects our business, operations and financial condition, as well as our regulatory capital and liquidity ratios and credit ratings, is highly uncertain and unpredictable and depends on, among other things, new information that may emerge concerning the scope, duration and severity of the COVID-19 pandemic, actions taken by governmental authorities and other parties in response to the pandemic, the scale of distribution and public acceptance of the vaccines for COVID-19 and the effectiveness of such vaccines in stemming or stopping the spread of COVID-19.

Our concentration of real estate loans subjects the Company to risks that could materially adversely affect our results of operations and financial condition.

The majority of our loan portfolio is secured by real estate. Declines in real estate values could cause the revenue stream from those loans to come under stress and require additional provision to the allowance for loan losses. Our ability to dispose of foreclosed real estate and resolve credit quality issues is dependent upon real estate activity and real estate prices, both of which can become highly unpredictable.

Greater loan losses than expected may materially adversely affect our earnings.

We, as lenders, are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of business entities and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial loan portfolio will relate principally to the general creditworthiness of businesses within our local markets. Our credit risk with respect to our consumer loan portfolio will relate principally to the general creditworthiness of individuals.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for estimated loan losses based on a number of factors. We believe that our current allowance for loan losses is adequate. However, if our assumptions or judgments prove to be incorrect, the allowance for loan losses may not be sufficient to cover actual loan losses. We may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Our business is highly correlated to local economic conditions in a geographically concentrated part of the United States.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

We face additional risks due to our mortgage banking activities that could negatively impact net income and profitability.

We sell the majority of the mortgage loans that we originate. The sale of these loans generates noninterest income and can be a source of liquidity for the Bank. Disruption in the secondary market for residential mortgage loans as well as declines in real estate values, among other economic variables, could result in one or more of the following:

- rising interest rates has caused a decline in mortgage originations, which could continue and potentially worsen, negatively impacting our earnings;
- our inability to sell mortgage loans on the secondary market could negatively impact our liquidity position;
- reductions in real estate values could decrease the potential for mortgage originations, which could negatively impact our earnings;
- if it is determined that loans were made in breach of our representations and warranties to the secondary market, we could incur losses associated with the loans; and
- increased compliance requirements could result in higher compliance costs, higher foreclosure proceedings or lower loan origination volume, all which could negatively impact future earnings

Legislation and regulatory proposals enacted in response to market and economic conditions may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the broader banking system, the FDIC's Deposit Insurance Fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies.

In addition, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, or by regulatory agencies, that may impact the Company or the Bank. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change the operating environment of Ameris in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

Our growth and financial performance may be negatively impacted if we are unable to successfully execute our growth plans.

Economic conditions and other factors, such as our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund earning asset growth at a reasonable and profitable level, sufficient capital to support our growth initiatives, competitive factors and banking laws, will impact our success.

We may seek to supplement our internal growth through acquisitions. We cannot predict with certainty the number, size or timing of acquisitions, or whether any such acquisitions will occur at all. Our acquisition efforts have traditionally focused on targeted banking entities in markets in which we currently operate and markets in which we believe we can compete effectively. However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. We may compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

Generally, we must receive federal regulatory approval before we can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including both institutions' CRA performance history), and the effectiveness of the acquiring institution in combating money laundering activities. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We may also be required to sell banks or branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefits of any acquisition.

In the past, we have utilized de novo branching in new and existing markets as a way to supplement our growth. De novo branching and any acquisition carry with it numerous risks, including the following:

- the inability to obtain all required regulatory approvals;
- significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;
- the inability to secure the services of qualified senior management;
- the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;
- economic downturns in the new market;
- the inability to obtain attractive locations within a new market at a reasonable cost; and
- the additional strain on management resources and internal systems and controls.

We have experienced to some extent many of these risks with our de novo branching to date.

We rely on dividends from the Bank for most of our revenue.

Ameris is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Common Stock and interest and principal on the Company's debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to service debt, pay obligations or pay dividends on the Common Stock and its business, financial condition and results of operations may be materially adversely affected. Consequently, cash-based activities, including further investments in the Bank or in support of the Bank, could require borrowings or additional issuances of common or preferred stock.

We are subject to regulation by various federal and state entities.

We are subject to the regulations of the SEC, the Federal Reserve, the FDIC, the GDBF, the CFPB and other governmental agencies and regulatory bodies. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are subject to various federal and state laws and certain changes in these laws and regulations may adversely affect our operations. Noncompliance with certain of these regulations may impact our business plans, including our ability to branch, offer certain products or execute existing or planned business strategies.

We are also subject to the accounting rules and regulations of the SEC and the Financial Accounting Standards Board. Changes in accounting rules could materially adversely affect the reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these laws or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

We are subject to industry competition which may have an impact upon our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive financial services environment. Certain competitors are larger and may have more resources than we do. We face competition in our regional market areas from other commercial banks, savings and loan associations, credit unions, internet banks, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our nonbank competitors are not subject to the same extensive regulations that govern us or our bank subsidiary and may have greater flexibility in competing for business.

Another competitive factor is that the financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success may depend, in part, on our ability to use technology competitively to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

Changes in the policies of monetary authorities and other government action could materially adversely affect our profitability.

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States government and its agencies, particularly the Federal Reserve. The Federal Reserve administers monetary policy by setting target interest rates that it attempts to effect, primarily through open market dealings in United States government securities. The Federal Reserve also may specifically target banking institutions through the discount rate at which banks may borrow from the Federal Reserve Banks and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Ameris cannot be known at this time, but could adversely affect our results of operations.

Fiscal policy, the other principal tool of the federal government to oversee the national economy is largely in the hands of Congress through its authority to make taxation and budget decisions, subject to Presidential approval. These decisions may have a significant impact on the economic sectors in which we operate and could adversely affect our results of operations.

We may need to rely on the financial markets to provide needed capital.

Our Common Stock is listed and traded on the Nasdaq Global Select Market ("Nasdaq"). If the liquidity of the Nasdaq market should fail to operate at a time when we may seek to raise equity capital, or if conditions in the capital markets are adverse, we may be constrained in raising capital. Downgrades in the opinions of the analysts that follow our Company may cause our stock price to fall and significantly limit our ability to access the markets for additional capital. Should these risks materialize, our ability to further expand our operations through internal growth or acquisition may be limited.

We may invest or spend the proceeds in stock offerings in ways with which you may not agree and in ways that may not earn a profit.

We may choose to use the proceeds of future stock offerings for general corporate purposes, including for possible acquisition opportunities that may become available. It is not known whether suitable acquisition opportunities may become available or whether we will be able to successfully complete any such acquisitions. We may use the proceeds of an offering only to focus on sustaining our organic, or internal, growth or for other purposes. In addition, we may use all or a portion of the proceeds of an offering to support our capital. You may not agree with the ways we decide to use the proceeds of any stock offerings, and our use of the proceeds may not yield any profits.

We may be adversely affected by the transition away from LIBOR for our variable rate loans, derivative contracts and other financial assets and liabilities.

Our business relies upon a large volume of loans, derivative contracts and other financial instruments which are directly or indirectly dependent on LIBOR to establish their interest rate and/or value. The administrator of LIBOR extended publication of the most commonly used U.S. dollar LIBOR settings to June 30, 2023 and ceased publishing other LIBOR settings on December 31, 2021. On March 15, 2022, President Biden signed into law the "Adjustable Interest Rate (LIBOR) Act," as part of the Consolidated Appropriations Act, 2022, which provides for a statutory transition to a replacement rate selected by the Federal Reserve based on the SOFR for contracts referencing LIBOR that contain no fallback provisions or ineffective fallback provisions, unless a replacement rate is selected by a determining person as outlined in the statute. On December 16, 2022, the Federal Reserve adopted a final rule implementing the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. The U.S. federal banking agencies issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts as soon as practicable and in any event by December 31, 2021. We have significant but declining exposure to financial instruments with attributes that are either directly or indirectly dependent on LIBOR to establish their interest rate and/ or value, some of which mature after June 30, 2023.

We have established a working group, consisting of key stakeholders from throughout the Company, to monitor developments relating to LIBOR changes and to guide the Bank's response. This team is continuing to work to ensure that technology systems are prepared for the transition, loan documents that reference LIBOR-based rates have been appropriately amended to reference other methods of interest rate determinations and internal and external stakeholders are apprised of the transition. Over the next several months, we will continue to transition all remaining LIBOR-based products to an alternative benchmark. We will also continue to evaluate the transition process and align the Company's trajectory with regulatory guidelines regarding the cessation of LIBOR, including monitoring new developments for transitioning to alternative reference rates, if necessary and as needed. Any successor or replacement interest rates to LIBOR may perform differently, which may affect net interest income, change market risk profile and require changes to risk, pricing and hedging strategies. Any failure to adequately manage this transition could adversely impact the Company's or the Bank's reputation or lead to regulatory action.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon customer and other external perceptions of our business practices and our financial health. Adverse perceptions regarding our business practices or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions, but we cannot be certain that our efforts will completely mitigate these risks.

We may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense, and the Company may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

We engage in acquisitions of other businesses from time to time. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

When appropriate opportunities arise, we will engage in acquisitions of other businesses. Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. We will likely need to make additional investments in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may materially adversely impact our earnings. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

Natural disasters, geopolitical events, public health crises and other catastrophic events beyond our control could adversely affect us.

Natural disasters such as hurricanes, tropical storms, floods, wildfires, extreme weather conditions and other acts of nature, geopolitical events such as those involving civil unrest, changes in government regimes, terrorism or military conflict, pandemics and other public health crises, and other catastrophic events could adversely affect our business operations and those of our customers, counterparties and service providers, and cause substantial damage and loss to real and personal property, including damage to or destruction of mortgaged properties or our own banking facilities and offices. Natural disasters, geopolitical events, public health crises and other catastrophic events, or concerns about the occurrence of any such events, could impair our borrowers' ability to service their loans, decrease the level and duration of deposits by customers, erode the value of loan collateral, including mortgaged properties, result in an increase in the amount of our non-performing loans and a higher level of non-performing assets, including real estate owned, net charge-offs and provision for loan losses, lead to other operational difficulties and impair our ability to manage our business, which could materially and adversely affect our business, financial condition, results of operations and the value of our common stock. We also could be adversely affected if our key personnel or a significant number of our employees were to become unavailable due to a public health crisis (such as an outbreak of a contagious disease), natural disaster, war, act of terrorism, accident or other reason. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including escalating military tension between Russia and Ukraine, terrorism or other geopolitical events.

RISKS RELATED TO OUR COMMON STOCK

The price of our Common Stock is volatile and may decline.

The trading price of our Common Stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our Common Stock.

Among the factors that could affect our stock price are:

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- actions by institutional shareholders;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- proposed or adopted regulatory changes or developments, including changes in accounting rules;
- proposed or adopted changes or developments in tax policies or rates;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Securities issued by us, including our Common Stock, are not FDIC insured.

Securities issued by us, including our Common Stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Deposit Insurance Fund or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

Holders of the Company's debt obligations and any shares of the Company's preferred stock that may be outstanding in the future will have priority over the Company's common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

In the event of any winding up and termination of the Company, our Common Stock would rank below all claims of the holders of the Company's debt and any preferred stock then outstanding. As of December 31, 2022, we had outstanding trust preferred securities and accompanying junior subordinated debentures with a carrying value of $128.3 million and other subordinated notes payable with a carrying value of $377.1 million.

Upon the winding up and termination of the Company, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets until after all of our obligations to our debt holders have been satisfied and holders of our senior debt, subordinated debt and junior subordinated debentures issued in connection with trust preferred securities have received any payments and other distributions due to them. In addition, we are required to pay interest on our senior debt, subordinated debt and junior subordinated debentures issued in connection with the Company's trust preferred securities before we pay any dividends on our Common Stock.

We may borrow funds or issue additional debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock, common stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate with certainty the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. In addition, the borrowing of funds or issuance of debt would increase our leverage and decrease our liquidity, and the issuance of additional equity securities would dilute the interests of our existing shareholders.

You may not receive dividends on the Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have consistently paid dividends on our Common Stock in recent years, the payment of dividends could be suspended at any time.

Sales of a significant number of shares of our Common Stock in the public markets, or the perception of such sales, could depress the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets and the availability of those shares for sale could adversely affect the market price of our Common Stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing shareholders and could cause the market price of our Common Stock to decline. We may issue such additional equity or convertible securities to raise additional capital. Depending on the amount offered and the levels at which we offer the stock, issuances of common or preferred stock could be substantially dilutive to shareholders of our Common Stock. Moreover, to the extent that we issue restricted stock, phantom shares, stock appreciation rights, options or warrants to purchase our Common Stock in the future and those stock appreciation rights, options or warrants are exercised or as shares of the restricted stock vest, our shareholders may experience further dilution. Holders of our shares of Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict with certainty the effect that future sales of our Common Stock would have on the market price of our Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 3490 Piedmont Road N.E., Suite 1550, Atlanta, Georgia 30305. The Company occupies approximately 19,200 square feet at this location plus an additional 90,800 square feet used for a branch location and support services for banking operations, including credit, marketing and operational support. The Company also leases approximately 38,000 square feet in Jacksonville, Florida used for additional corporate support services. Inclusive of the branch at its headquarters, Ameris operates 164 branch locations. Of the 164 branch locations, 137 are owned and 27 are subject to either building or ground leases. Ameris also operates 32 mortgage and loan production offices, all of which are subject to building leases. At December 31, 2022, there were no significant encumbrances on the offices, equipment or other operational facilities owned by Ameris and the Bank. The Company believes that our properties are suitable for the purposes of our operations.

ITEM 3. LEGAL PROCEEDINGS

Disclosure concerning legal proceedings can be found in Item 8. "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 19. Commitments and Contingent Liabilities" under the caption, "Litigation and Regulatory Contingencies," which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is listed on Nasdaq under the symbol "ABCB". As of February 17, 2023, there were approximately 3,556 holders of record of the Common Stock. The Company believes a portion of Common Stock outstanding is held either in nominee name or street name brokerage accounts; therefore, the Company is unable to determine the number of beneficial owners of the Common Stock.

The amount of and nature of any dividends declared on our Common Stock will be determined by our Board of Directors in its sole discretion. The Company is required to comply with the restrictions on the payment of dividends in respect of the Common Stock discussed in the section of Part I, Item 1 of this Annual Report captioned "Payment of Dividends and Other Restrictions."

Performance Graph

Set forth below is a line graph comparing the change in the cumulative total shareholder return on the Common Stock against the cumulative return of the NASDAQ Stock Market (U.S. Companies) index and the index of KBW NASDAQ Bank Stocks for the five-year period commencing December 31, 2017 and ending December 31, 2022. This line graph assumes an investment of $100 on December 31, 2017, and reinvestment of dividends and other distributions to shareholders.



Total Return Performance
Index Value
250
200
150
100
50
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Ameris Bancorp
NASDAQ Stock Market (US Companies)
KBW NASDAQ Bank Stocks

	Period Ending					
Index	**12/31/2017**	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
Ameris Bancorp	100.00	66.31	90.22	82.73	109.23	105.04
NASDAQ Stock Market (US Companies)	100.00	97.16	132.81	192.47	235.15	158.65
KBW NASDAQ Bank Stocks	100.00	82.29	112.01	100.46	138.97	109.23

Source: S&P Global Market Intelligence

Pursuant to the regulations of the SEC, this performance graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 2022, the Company reported net income of $346.5 million, or $4.99 per diluted share, compared with $376.9 million, or $5.40 per diluted share, in 2021. The Company's net income as a percentage of average assets for 2022 and 2021 was 1.47% and 1.73%, respectively, while the Company's net income as a percentage of average shareholders' equity was 11.24% and 13.33%, respectively. Reported net income for the year ended December 31, 2022 includes $71.7 million in provision for credit losses, primarily related to organic loan growth, updated economic forecast and related impacts to unfunded commitments, compared with a provision release of $35.4 million in 2021 resulting from improvement in forecast economic conditions compared with 2020.

Highlights of the Company's performance in 2022 include the following:

- Growth in net interest income of $145.7 million, representing a 22.2% increase over 2021

- Organic growth in loans of $3.51 billion, or 22.1%

- Growth in tangible book value per share[1] of 13.9%, from $26.26 at the end of 2021 to $29.92 at the end of 2022

- Net interest margin of 3.76% during 2022, up 44 basis points from 2021

- Adjusted efficiency ratio[1] of 52.48%, compared with 55.00% in 2021

- Adjusted return on average assets[1] of 1.39%, compared with 1.69% in 2021

- Adjusted return on average tangible common equity[1] of 16.92%, compared with 20.19% in 2021

- Improvement in deposit mix with noninterest bearing deposits representing 40.74% of total deposits at the end of 2022

- Annualized net charge-offs of 0.08% of average total loans

---

[1] A reconciliation of non-GAAP financial measures can be found in the following tables.

Adjusted Net Income Reconciliation

(dollars in thousands except per share data)	Year Ended December 31,	
	2022	**2021**
Net income available to common shareholders	$ 346,540	$ 376,913
Adjustment items:		
Merger and conversion charges	1,212	4,206
Gain on sale of mortgage servicing rights	(1,356)	—
Servicing right impairment	(21,824)	(14,530)
Natural disaster expenses	151	—
Gain on BOLI proceeds	(55)	(603)
(Gain) loss on sale of premises	(45)	510
Tax effect of adjustment items (Note 1)	4,792	2,203
After-tax adjustment items	(17,125)	(8,214)
Adjusted net income	$ 329,415	$ 368,699
Average assets	$23,644,754	$21,847,731
Reported return on average assets	1.47 %	1.73 %
Adjusted return on average assets	1.39 %	1.69 %
Average common equity	$3,083,081	$2,827,669
Average tangible common equity	$1,947,222	$1,826,433
Reported return on average common equity	11.24 %	13.33 %
Adjusted return on average tangible common equity	16.92 %	20.19 %
Total shareholders' equity	$3,197,400	$2,966,451
Less:		
Goodwill	1,015,646	1,012,620
Other intangibles, net	106,194	125,938
Total tangible shareholders' equity	$2,075,560	$1,827,893
Period end number of shares	69,369,050	69,609,228
Book value per share	$ 46.09	$ 42.62
Tangible book value per share	$ 29.92	$ 26.26

Note 1: Tax effect is calculated utilizing a 21% rate for taxable adjustments. Gain on BOLI proceeds is non-taxable and no tax effect is included. A portion of the merger and conversion charges for both periods are nondeductible for tax purposes.

Adjusted Efficiency Ratio Reconciliation

(dollars in thousands except per share data)	Year Ended December 31,	
	2022	2021
Adjusted Noninterest Expense		
Total noninterest expense	$ 560,655	$ 560,124
Adjustment items:		
Merger and conversion charges	(1,212)	(4,206)
Natural disaster expenses	(151)	—
Gain (loss) on sale of premises	45	(510)
Adjusted noninterest expense	$ 559,337	$ 555,408
Total Revenue		
Net interest income	$ 801,026	$ 655,327
Noninterest income	284,424	365,544
Total revenue	$1,085,450	$1,020,871
Adjusted Total Revenue		
Net interest income (TE)	$ 804,895	$ 659,903
Noninterest income	284,424	365,544
Total revenue (TE)	1,089,319	1,025,447
Adjustment items:		
Gain on securities	(203)	(515)
Gain on sale of mortgage servicing rights	(1,356)	—
Gain on BOLI proceeds	(55)	(603)
Servicing right impairment	(21,824)	(14,530)
Adjusted total revenue (TE)	$1,065,881	$1,009,799
Efficiency ratio	51.65 %	54.87 %
Adjusted efficiency ratio (TE)	52.48 %	55.00 %

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Ameris has established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America ("GAAP") in the preparation of its financial statements. Our significant accounting policies are described in Note 1 to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by Ameris represent critical accounting policies.

Allowance for Credit Losses

We believe the allowance for credit losses ("ACL") is a critical accounting policy that requires significant judgments and estimates used in the preparation of our consolidated financial statements. The ACL is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from financial assets measured at amortized cost to present the net amount expected to be collected on those assets. Management uses a systematic methodology to determine its ACL for loans and certain off-balance-sheet credit exposures. Management considers relevant information including past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company's estimate of its ACL involves a high degree of judgment; therefore, management's process for determining expected credit losses may result in a range of expected credit losses. It is possible that others, given the same information, may at any point in time reach a different reasonable conclusion.

Loans which share common risk characteristics are pooled for the purposes of determining the ACL. Management uses the discounted cash flow method or the PD×LGD method, which may be adjusted for qualitative factors, in measuring the ACL for pooled loans. Loans which do not share common risk characteristics are evaluated on an individual basis. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The expected credit losses may also be calculated, in the alternative, as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell.

Management believes that the ACL is adequate. While management uses available information to recognize expected losses on loans, future additions to the ACL may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's ACL. Such agencies may require the Company to recognize additions to the ACL based on their judgments about information available to them at the time of their examination.

As discussed in Note 4 to the consolidated financial statements, Management determined the ACL on loans at December 31, 2022 utilizing the Moody's baseline economic forecast. If Management utilized the downside 96th percentile S-4 scenario from Moody's, the quantitative portion of the ACL on loans would have increased approximately $120.1 million.

Income Taxes

As required by GAAP, we use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 12, "Income Taxes," in the notes to consolidated financial statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the provision for credit losses and gains on FDIC-assisted transactions, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance or adjust this allowance in a period, we must include an expense within the tax provisions in the statement of income.

NET INCOME AND EARNINGS PER SHARE

The Company's net income during 2022 was $346.5 million, or $4.99 per diluted share, compared with $376.9 million, or $5.40 per diluted share, in 2021, and $262.0 million, or $3.77 per diluted share, in 2020.

For the fourth quarter of 2022, the Company recorded net income of $82.2 million, or $1.18 per diluted share, compared with $81.9 million, or $1.18 per diluted share, for the quarter ended December 31, 2021, and $94.3 million, or $1.36 per diluted share, for the quarter ended December 31, 2020.

EARNING ASSETS AND LIABILITIES

Average earning assets were approximately $21.41 billion in 2022, compared with approximately $19.89 billion in 2021. The earning asset and interest-bearing liability mix is regularly monitored to maximize the net interest margin and, therefore, increase return on assets and shareholders' equity.

The following statistical information should be read in conjunction with the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes included elsewhere in this Annual Report and in the documents incorporated herein by reference.

The following tables set forth the amount of average balance, interest income or interest expense, and average interest rate for each category of interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin on average interest-earning assets. Federally tax-exempt income is presented on a taxable-equivalent basis assuming a 21% federal tax rate.

(dollars in thousands)	Year Ended December 31,								
	2022			**2021**			**2020**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate Paid**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate Paid**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate Paid**
Assets									
Interest-earning assets:									
Federal funds sold, interest-bearing deposits in banks and time deposits in other banks	$ 2,004,508	$ 23,085	1.15 %	$ 2,877,263	$ 3,924	0.14 %	$ 564,921	$ 1,886	0.33 %
Investment securities	1,163,460	36,145	3.11	842,201	23,252	2.76	1,289,800	33,875	2.63
Loans held for sale	718,599	29,699	4.13	1,463,614	42,651	2.91	1,497,051	47,760	3.19
Loans	17,521,461	808,826	4.62	14,703,956	637,861	4.34	14,018,582	648,137	4.62
Total interest-earning assets	21,408,028	897,755	4.19	19,887,034	707,688	3.56	17,370,354	731,658	4.21
Noninterest-earning assets	2,236,726			1,960,697			1,870,139		
Total assets	$23,644,754			$21,847,731			$19,240,493		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Savings and interest-bearing demand deposits	$ 9,809,835	$ 48,797	0.50 %	$ 9,238,812	$ 11,764	0.13 %	$ 7,584,732	$ 25,744	0.34 %
Time deposits	1,604,978	7,308	0.46	1,954,552	10,593	0.54	2,385,296	33,323	1.40
Federal funds purchased and securities sold under agreements to repurchase	1,477	4	0.27	6,700	20	0.30	12,115	82	0.68
FHLB advances	279,409	9,710	3.48	48,888	775	1.59	849,546	7,701	0.91
Other borrowings	393,393	19,209	4.88	399,485	19,278	4.83	297,023	15,191	5.11
Subordinated deferrable interest debentures	127,316	7,832	6.15	125,324	5,355	4.27	124,632	6,709	5.38
Total interest-bearing liabilities	12,216,408	92,860	0.76	11,773,761	47,785	0.41	11,253,344	88,750	0.79
Noninterest-bearing demand deposits	8,005,201			7,017,614			5,227,399		
Other liabilities	340,064			228,687			228,331		
Shareholders' equity	3,083,081			2,827,669			2,531,419		
Total liabilities and shareholders' equity	$23,644,754			$21,847,731			$19,240,493		
Interest rate spread			3.43 %			3.15 %			3.42 %
Net interest income		$804,895			$659,903			$642,908	
Net interest margin			3.76 %			3.32 %			3.70 %

RESULTS OF OPERATIONS

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. Net interest income is the largest component of our income and is affected by the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Our interest-earning assets include loans, investment securities, other investments, interest-bearing deposits in banks, federal funds sold and time deposits in other banks. Our interest-bearing liabilities include deposits, securities sold under agreements to repurchase, other borrowings and subordinated deferrable interest debentures.

2022 compared with 2021. For the year ended December 31, 2022, interest income was $893.9 million, an increase of $190.8 million, or 27.1%, compared with the same period in 2021. Average earning assets increased $1.52 billion, or 7.6%, to $21.41 billion for the year ended December 31, 2022, compared with $19.89 billion for 2021. Yield on average earning assets on a taxable equivalent basis increased during 2022 to 4.19%, compared with 3.56% for the year ended December 31, 2021. Average yields on all interest-earning asset categories increased from 2021 to 2022 as market interest rates increased.

Interest expense on deposits and other borrowings for the year ended December 31, 2022 was $92.9 million, an increase of $45.1 million, or 94.3%, compared with $47.8 million for the year ended December 31, 2021. During 2022 average interest-bearing liabilities were $12.22 billion as compared with $11.77 billion for 2021, an increase of $442.6 million, or 3.8%. During 2022, average noninterest-bearing deposit accounts were $8.01 billion and comprised 41.2% of average total deposits, compared with $7.02 billion, or 38.5% of average total deposits, during 2021. Average balances of time deposits amounted to $1.60 billion and comprised 8.3% of average total deposits during 2022, compared with $1.95 billion, or 10.7% of average total deposits, during 2021.

On a taxable-equivalent basis, net interest income for 2022 was $804.9 million, compared with $659.9 million in 2021, an increase of $145.0 million, or 22.0%. The Company's net interest margin, on a tax equivalent basis, increased 44 basis points to 3.76% for the year ended December 31, 2022, compared with 3.32% for the year ended December 31, 2021. Accretion expense for 2022 was $285,000, compared with accretion income of $16.3 million for 2021.

2021 compared with 2020. For the year ended December 31, 2021, interest income was $703.1 million, a decrease of $23.4 million, or 3.2%, compared with the same period in 2020. Average earning assets increased $2.52 billion, or 14.5%, to $19.89 billion for the year ended December 31, 2021, compared with $17.37 billion for 2020. Yield on average earning assets on a taxable equivalent basis decreased during 2021 to 3.56%, compared with 4.21% for the year ended December 31, 2020. Average yields on all interest-earning asset categories except investment securities decreased from 2020 to 2021 as market interest rates declined.

Interest expense on deposits and other borrowings for the year ended December 31, 2021 was $47.8 million, a decrease of $41.0 million, or 46.2%, compared with $88.8 million for the year ended December 31, 2020. During 2021 average interest-bearing liabilities were $11.77 billion as compared with $11.25 billion for 2020, an increase of $520.4 million, or 4.6%. During 2021, average noninterest-bearing deposit accounts were $7.02 billion and comprised 38.5% of average total deposits, compared with $5.23 billion, or 34.4% of average total deposits, during 2020. Average balances of time deposits amounted to $1.95 billion and comprised 10.7% of average total deposits during 2021, compared with $2.39 billion, or 15.7% of average total deposits, during 2020.

On a taxable-equivalent basis, net interest income for 2021 was $659.9 million, compared with $642.9 million in 2020, an increase of $17.0 million, or 2.6%. The Company's net interest margin, on a tax equivalent basis, decreased 38 basis points to 3.32% for the year ended December 31, 2021, compared with 3.70% for the year ended December 31, 2020. Accretion income for 2021 decreased to $16.3 million, compared with $27.4 million for 2020.

The summary of changes in interest income and interest expense on a fully taxable equivalent basis resulting from changes in volume and changes in rates for each category of earning assets and interest-bearing liabilities for the years ended December 31, 2022 and 2021 are shown in the following table:

(dollars in thousands)	2022 vs. 2021 Increase (Decrease)	Changes Due To Rate	Volume	2021 vs. 2020 Increase (Decrease)	Changes Due To Rate	Volume
Increase (decrease) in:						
Income from earning assets:						
Interest on federal funds sold, interest-bearing deposits in banks and time deposits in other banks	$ 19,161	$ 20,351	$ (1,190)	$ 2,038	$ (5,682)	$ 7,720
Interest on investment securities	12,893	4,023	8,870	(10,623)	1,133	(11,756)
Interest on loans held for sale	(12,952)	8,758	(21,710)	(5,109)	(4,042)	(1,067)
Interest and fees on loans	170,965	48,741	122,224	(10,276)	(41,964)	31,688
Total interest income	190,067	81,873	108,194	(23,970)	(50,555)	26,585
Expense from interest-bearing liabilities:						
Interest on savings and interest-bearing demand deposits	37,033	36,306	727	(13,980)	(19,594)	5,614
Interest on time deposits	(3,285)	(1,390)	(1,895)	(22,730)	(16,712)	(6,018)
Interest on federal funds purchased and securities sold under agreements to repurchase	(16)	—	(16)	(62)	(25)	(37)
Interest on FHLB advances	8,935	5,281	3,654	(6,926)	332	(7,258)
Interest on other borrowings	(69)	225	(294)	4,087	(1,153)	5,240
Interest on trust preferred securities	2,477	2,392	85	(1,354)	(1,391)	37
Total interest expense	45,075	42,814	2,261	(40,965)	(38,543)	(2,422)
Net interest income	$ 144,992	$ 39,059	$ 105,933	$ 16,995	$ (12,012)	$ 29,007

Provision for Credit Losses

The Company's provision for credit losses on loans during 2022 amounted to $52.6 million, compared with a release of $35.1 million for 2021 and a provision of $125.5 million for 2020. The increased provision for 2022 was primarily attributable to loan growth and the updated economic forecast. Net charge-offs in 2022 were 0.08% of average loans, compared with 0.04% in 2021 and 0.31% in 2020. The Company sold selected hotel loans during the fourth quarter of 2020 totaling $87.5 million which resulted in charge-offs of $17.2 million. Excluding the impact of the hotel sale, net charge-offs for 2020 would have been 0.18% of average loans.

At December 31, 2022, non-performing assets amounted to $153.5 million, or 0.61% of total assets, compared with $101.8 million, or 0.43% of total assets, at December 31, 2021. Included in non-performing assets were serviced GNMA-guaranteed residential mortgage loans totaling $69.6 million and $30.4 million at December 31, 2022 and 2021, respectively. Non-performing assets, excluding GNMA-guaranteed loans, represented 0.34% of total assets at December 31, 2022, compared with 0.30% of total assets at December 31, 2021. Other real estate was approximately $843,000 as of December 31, 2022, reflecting a 77.9% decrease from the $3.8 million reported at December 31, 2021.

The Company's allowance for credit losses on loans at December 31, 2022 was $205.7 million, or 1.04% of loans compared with $167.6 million, or 1.06%, and $199.4 million, or 1.38%, at December 31, 2021 and 2020, respectively. The decrease in the allowance for credit losses on loans as a percentage of loans compared with December 31, 2021 was primarily attributable to improvements in forecast economic conditions in the Company's CECL model.

The Company's provision for unfunded commitments during 2022 amounted to $19.2 million, compared with $332,000 for 2021 and $19.1 million for 2020. The allowance for unfunded commitments on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The Company recorded a release of provision for other credit losses during 2022 totaling $139,000, compared with a release of $616,000 for 2021 and a provision of $830,000 for 2020.

Noninterest Income

Following is a comparison of noninterest income for 2022, 2021 and 2020.

(dollars in thousands)	Years Ended December 31,		
	2022	**2021**	**2020**
Service charges on deposit accounts	$ 44,499	$ 45,106	$ 44,145
Mortgage banking activity	184,904	285,900	374,077
Other service charges, commissions and fees	3,875	4,188	3,914
Net gain (loss) on securities	203	515	5
Gain on sale of SBA loans	5,552	6,623	7,226
Other noninterest income	45,391	23,212	17,133
	$ 284,424	$ 365,544	$ 446,500

2022 compared with 2021. Total noninterest income in 2022 was $284.4 million, compared with $365.5 million in 2021, reflecting a decrease of 22.2%, or $81.1 million.

Service charges on deposit accounts decreased $607,000, or 1.3%, to $44.5 million during 2022 compared with 2021. This decrease was primarily attributable to the elimination of certain overdraft fees on consumer accounts and a reduction in debit card interchange income, partially offset by an increase in corporate services charges compared with 2021.

Income from mortgage banking activities decreased $101.0 million, or 35.3%, to $184.9 million during 2022 compared with 2021. This decrease was a result of a decline in production and tightening of gain on sale spreads compared with 2021. Total production in the retail mortgage division decreased to $5.5 billion for 2022, compared with $8.9 billion for 2021, while gain on sale spreads decreased in 2022 to 2.27% from 3.31% in 2021. The decrease in gain on sale spread is primarily related to normalization of pricing in the industry after experiencing record production levels in 2020. Noninterest income from the Company's warehouse lending division was $4.5 million for 2022 compared with $4.6 million for 2021.

Other service charges, commission and fees decreased by $313,000 to $3.9 million during 2022, a decrease of 7.5% compared with 2021 due primarily to a decrease in ATM fees.

Gain on sale of SBA loans decreased by $1.1 million, or 16.2%, to $5.6 million during 2022 compared with 2021, while loans sold decreased $26.6 million, or 34.8%, to $50.0 million during 2022 compared with 2021.

Other noninterest income increased by $22.2 million, or 95.5%, to $45.4 million during 2022 compared with 2021. This increase was primarily due to increases in noninterest income in our equipment finance division, BOLI income, merchant fee income and gain on sale of mortgage servicing rights of $18.1 million, $1.9 million, $2.0 million and $1.4 million, respectively. These increases were partially offset by reduction in recovery of prior SBA servicing right impairment of $906,000 compared with 2021.

2021 compared with 2020. Total noninterest income in 2021 was $365.5 million, compared with $446.5 million in 2020, reflecting a decrease of 18.1%, or $81.0 million.

Service charges on deposit accounts increased $961,000, or 2.2%, to $45.1 million during 2021 compared with 2020. This increase was primarily attributable to increases in debit card interchange income and corporate services charges, partially offset by a decline in volume of NSF income which declined $1.8 million compared with 2020.

Other service charges, commission and fees increased by $274,000 to $4.2 million during 2021, an increase of 7.0% compared with 2020 due primarily to an increase in ATM fees.

Income from mortgage banking activities decreased $88.2 million, or 23.6%, to $285.9 million during 2021 compared with 2020. This decrease was a result of a decline in production and tightening of gain on sale spreads compared with 2020. Total production in the retail mortgage division decreased to $8.9 billion for 2021, compared with $9.8 billion for 2020, while gain on sale spreads decreased in 2021 to 3.31% from 3.79% in 2020. The decrease in gain on sale spread is primarily related to normalization of pricing in the industry after experiencing record production levels in 2020. Noninterest income from the Company's warehouse lending division increased $739,000 to $4.6 million for 2021 compared with $3.9 million for 2020.

Gain on sale of SBA loans decreased by $603,000, or 8.3%, to $6.6 million during 2021 compared with 2020, while loans sold decreased $12.5 million, or 14.0%, to $76.6 million during 2021 compared with 2020.

Other noninterest income increased by $6.1 million, or 35.5%, to $23.2 million during 2021 compared with 2020. This increase was primarily due to increases in BOLI income, trust services income and merchant fee income of $1.8 million, $1.8 million and $1.3 million, respectively. Non-mortgage loan servicing income decreased $249,000 in 2021 primarily due to increased amortization related to declines in serviced portfolio balances, partially offset by a $906,000 recovery of prior SBA servicing right impairment.

Noninterest Expense

Following is a comparison of noninterest expense for 2022, 2021 and 2020.

(dollars in thousands)		Years Ended December 31,				
		2022		2021		2020
Salaries and employee benefits	$	319,719	$	337,776	$	360,278
Occupancy and equipment		51,361		48,066		52,349
Advertising and marketing		12,481		8,434		8,046
Amortization of intangible assets		19,744		14,965		19,612
Data processing and communications expenses		49,228		45,976		46,017
Legal and other professional fees		16,439		11,920		15,972
Credit resolution-related expenses		29		3,538		5,106
Merger and conversion charges		1,212		4,206		1,391
FDIC insurance		8,063		5,614		14,078
Loan servicing expenses		36,835		26,481		20,910
Other noninterest expenses		45,544		53,148		54,870
	$	560,655	$	560,124	$	598,629

2022 compared with 2021. Total noninterest expense increased slightly to $560.7 million in 2022, compared with $560.1 million in 2021. Total noninterest expense for 2022 includes approximately $1.2 million in merger-related charges, $151,000 in natural disaster expense and $45,000 in gains on sale of bank premises. Total noninterest expense for 2021 includes approximately $4.2 million in merger-related charges and $510,000 in losses on sale of bank premises. Excluding these amounts, expenses in 2022 increased by $3.9 million, or 0.7%, compared with 2021 levels.

Salaries and benefits decreased $18.1 million, or 5.3%, from $337.8 million in 2021 to $319.7 million in 2022. This decrease was primarily attributable to a decrease in variable pay resulting from decreased production levels in our retail mortgage division. Salaries and benefits in our mortgage division decreased $60.0 million, or 35.7%, to $107.8 million in 2022. This decrease was partially offset by additional salaries and benefits in our equipment finance division resulting from the acquisition of Balboa in December 2021. Full time equivalent employees decreased from 2,865 at December 31, 2021 to 2,847 at December 31, 2022.

Occupancy costs increased $3.3 million, or 6.9%, from $48.1 million in 2021 to $51.4 million in 2022 due primarily to additional amortization resulting from technology projects placed in service in late 2021 and throughout 2022.

Amortization of intangible assets increased $4.8 million, or 31.9%, to $19.7 million for 2022 compared with $15.0 million for 2021. This increase was attributable to our acquisition of Balboa.

Legal and other professional fees increased $4.5 million, or 37.9%, from $11.9 million in 2021 to $16.4 million in 2022, primarily due to additional collection related expenses in our equipment finance division.

Merger and conversion charges were $1.2 million in 2022, a decrease of $3.0 million, or 71.2%, compared with $4.2 million recorded for 2021. Merger and conversion charges for both periods were primarily related to the acquisition of Balboa.

Other noninterest expense decreased $7.6 million, or 14.3%, to $45.5 million in 2022 from $53.1 million in 2021, resulting primarily from an increase in deferred costs related to our equipment finance division production and net gains on sale of other real estate owned and a decrease in other real estate owned expenses. These items were partially offset by increases in fraud and forgery losses, armored car expense, ATM expense, tax and license expense and payment processing expenses related to our equipment finance division. Also contributing to the decrease was a decrease in variable expenses related to our mortgage production.

2021 compared with 2020. Total noninterest expense decreased $38.5 million, or 6.4%, in 2021 to $560.1 million from $598.6 million in 2020. Total noninterest expense for 2021 include approximately $4.2 million in merger-related charges and $510,000 in losses on sale of bank premises. Total noninterest expense for 2020 include approximately $1.4 million in merger-related charges, $624,000 in losses on sale of bank premises, $1.5 million in restructuring charges, $3.3 million in natural disaster and pandemic expenses charges, and $3.1 million in expenses related to the previously announced SEC and DOJ investigation. Excluding these amounts, expenses in 2021 decreased by $33.3 million, or 5.7%, compared with 2020 levels.

Salaries and benefits decreased $22.5 million, or 6.2%, from $360.3 million in 2020 to $337.8 million in 2021. This decrease was primarily attributable to a decrease in variable pay resulting from decreased production levels in our retail mortgage division. Salaries and benefits in our mortgage division decreased $17.0 million, or 9.2%, to $167.8 million in 2021. Also contributing to the decrease in salaries and benefits expense was a reduction in incentives tied to PPP loan production. Full time equivalent employees increased from 2,671 at December 31, 2020 to 2,865 at December 31, 2021, primarily as a result of the Balboa acquisition in December 2021.

Occupancy costs decreased $4.3 million, or 8.2%, from $52.3 million in 2020 to $48.1 million in 2021 due primarily to a reduction in leased locations related to previously announced branch consolidations and efficiency initiatives.

Amortization of intangible assets decreased $4.6 million, or 23.7%, to $15.0 million for 2021 compared with $19.6 million for 2020. Core deposit intangibles are being amortized over an accelerated basis; therefore, the expense recorded will decline over the life of the asset.

Legal and other professional fees decreased $4.1 million, or 25.4%, from $16.0 million in 2020 to $11.9 million in 2021, primarily due to a decrease of $3.1 million related to the previously announced SEC and DOJ investigation.

Merger and conversion charges were $4.2 million in 2021, an increase of $2.8 million, or 202.4%, compared with $1.4 million recorded for 2020. Merger and conversion charges for 2021 were primarily related to the acquisition of Balboa while expenses for 2020 were primarily related to the acquisition of Fidelity.

Other noninterest expense decreased $1.7 million, or 3.1%, to $53.1 million in 2021 from $54.9 million in 2020, resulting primarily from decreases in natural disaster and pandemic charges, credit investigations and loan related expenses for loans previously covered under loss-sharing agreements with the FDIC, partially offset by increases in other losses and tax and license expense. Also contributing to the decrease was a decrease in variable expenses related to our elevated mortgage production.

Income Taxes

Income tax expense is influenced by statutory federal and state tax rates, the amount of taxable income, the amount of tax-exempt income and the amount of non-deductible expenses. For the year ended December 31, 2022, the Company recorded income tax expense of approximately $106.6 million, compared with $119.2 million recorded in 2021 and $78.3 million recorded in 2020. The Company's effective tax rate was 23.5%, 24.0% and 23.0% for the years ended December 31, 2022, 2021 and 2020, respectively.

BALANCE SHEET COMPARISON

LOANS

Management believes that our loan portfolio is adequately diversified. The loan portfolio contains no foreign loans or significant concentrations in any one industry. As of December 31, 2022, approximately 71.1% of our loan portfolio was secured by real estate, compared with 71.7% at December 31, 2021.

The amount of loans outstanding at the indicated dates is shown in the following table according to type of loans.

(dollars in thousands)	December 31, 2022	December 31, 2021
Commercial, financial and agricultural	$ 2,679,403	$ 1,875,993
Consumer	384,037	191,298
Indirect automobile	108,648	265,779
Mortgage warehouse	1,038,924	787,837
Municipal	509,151	572,701
Premium finance	1,023,479	798,409
Real estate - construction and development	2,086,438	1,452,339
Real estate - commercial and farmland	7,604,867	6,834,917
Real estate - residential	4,420,306	3,094,985
Loans, net of unearned income	$ 19,855,253	$ 15,874,258

The Company seeks to diversify its loan portfolio across its geographic footprint and in various loan types. Also, the Company's in-house lending limit for a single loan is $40.0 million for construction loans and $50.0 million for term loans with stabilized cash flows, which would normally prevent a concentration with a single loan project. Certain lending relationships may contain more than one loan and, consequently, exceed the in-house lending limit. The Company regularly monitors its largest loan relationships to avoid a concentration with a single borrower. The largest 25 loan relationships as of December 31, 2022 based on committed amount are summarized below by type.

(dollars in thousands)	Committed Amount	Average Rate	Average Maturity (months)	% Unsecured	% in Nonaccrual Status
Commercial, financial and agricultural	$ 332,779	7.32 %	12	39.02 %	— %
Mortgage warehouse	582,500	5.33 %	3	—	— %
Real estate - construction and development	948,399	6.20 %	42	—	— %
Real estate - commercial and farmland	687,370	5.30 %	40	—	— %
Total	$ 2,551,048	5.90 %	29	5.09 %	— %

Total loans as of December 31, 2022, are shown in the following table according to their contractual maturity.

(dollars in thousands)	Contractual Maturity in:				
	One Year or Less	Over One Year through Five Years	Over Five Years through Fifteen Years	Over Fifteen Years	Total
Commercial, financial and agricultural	$ 505,061	$ 1,520,026	$ 638,731	$ 15,585	$ 2,679,403
Consumer	43,355	114,388	225,746	548	384,037
Indirect automobile	16,576	92,072	—	—	108,648
Mortgage warehouse	1,038,924	—	—	—	1,038,924
Municipal	4,475	43,742	399,686	61,248	509,151
Premium finance	1,003,342	20,137	—	—	1,023,479
Real estate - construction and development	849,755	990,999	216,269	29,415	2,086,438
Real estate - commercial and farmland	585,370	3,994,440	2,830,384	194,673	7,604,867
Real estate - residential	69,581	161,227	424,186	3,765,312	4,420,306
	$ 4,116,439	$ 6,937,031	$ 4,735,002	$ 4,066,781	$ 19,855,253

Total loans which have maturity dates after one year are summarized below by those loans that have predetermined interest rates and those loans that have floating or adjustable interest rates.

(dollars in thousands)	December 31, 2022
Predetermined interest rates	
Commercial, financial and agricultural	$ 1,505,537
Consumer	134,682
Indirect automobile	92,072
Municipal	504,305
Premium finance	20,137
Real estate - construction and development	397,605
Real estate - commercial and farmland	5,632,119
Real estate - residential	2,814,812
	$ 11,101,269
Floating or adjustable interest rates	
Commercial, financial and agricultural	$ 668,805
Consumer	206,000
Municipal	371
Real estate - construction and development	839,078
Real estate - commercial and farmland	1,387,378
Real estate - residential	1,535,913
	$ 4,637,545

ALLOWANCE AND PROVISION FOR CREDIT LOSSES

The allowance for credit losses ("ACL") represents an allowance for expected losses over the remaining contractual life of the assets adjusted for prepayments. The contractual term does not consider extensions, renewals or modifications unless the Company reasonably expects to execute a troubled debt restructuring with a borrower. The Company segregates the loan portfolio by type of loan and utilizes this segregation in evaluating exposure to risks within the portfolio.

The Company estimates the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of ACL.

Expected credit losses are reflected in the ACL through a charge to credit loss expense. When the Company deems all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

The Company measures expected credit losses of financial assets on a collective (pool) basis, when the financial assets share similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, the Company uses the DCF method or the PD×LGD method which may be adjusted for qualitative factors.

The Company's methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. The Company's methodologies revert back to historical loss information on a straight-line basis over four quarters when it can no longer develop reasonable and supportable forecasts.

The following table sets forth the breakdown of the allowance for credit losses on loans by loan category for the periods indicated. Management believes the allowance can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

	December 31,					
	2022		2021		2020	
(dollars in thousands)	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial, financial and agricultural	$ 39,455	13 %	$ 26,829	12 %	$ 7,359	11 %
Consumer	5,413	2	6,097	1	4,076	2
Indirect automobile	174	1	476	2	1,929	4
Mortgage warehouse	2,118	5	3,231	5	3,666	6
Municipal	357	3	401	4	791	5
Premium finance	1,025	5	2,729	5	3,879	5
Real estate – construction and development	32,659	11	22,045	9	45,304	11
Real estate – commercial and farmland	67,433	38	77,831	43	88,894	37
Real estate - residential	57,043	22	27,943	19	43,524	19
Total	$205,677	100 %	$167,582	100 %	$199,422	100 %

The following table provides an analysis of the net charge-offs (recoveries) by loan category for the years ended December 31, 2022, 2021 and 2020.

	2022			2021			2020		
	Net charge-offs (recoveries)	Average Balance	Rate	Net charge-offs (recoveries)	Average balance	Rate	Net charge-offs (recoveries)	Average balance	Rate
Commercial, financial and agricultural	$ 8,681	$ 2,116,723	0.41 %	$ 2,033	$ 1,526,100	0.13 %	$ 8,758	$ 1,400,398	0.63 %
Consumer	4,044	214,162	1.89	5,309	235,056	2.26	3,889	472,253	0.82
Indirect automobile	(780)	178,305	(0.44)	(491)	404,461	(0.12)	1,945	803,212	0.24
Mortgage warehouse	—	891,285	—	—	827,159	—	—	749,671	—
Municipal	—	531,324	—	—	623,839	—	—	688,585	—
Premium finance	387	922,551	0.04	(1,202)	752,094	(0.16)	2,944	683,630	0.43
Real estate - construction and development	(865)	1,761,853	(0.05)	(273)	1,493,855	(0.02)	(734)	1,616,655	(0.05)
Real estate - commercial and farmland	3,349	7,155,542	0.05	1,279	5,958,257	0.02	26,055	4,835,463	0.54
Real estate - residential	(301)	3,749,716	(0.01)	(464)	2,883,135	(0.02)	59	2,768,715	—
	$ 14,515	$ 17,521,461	0.08 %	$ 6,191	$ 14,703,956	0.04 %	$ 42,916	$ 14,018,582	0.31 %

The following table provides an analysis of the allowance for credit losses on loans held for investment.

	December 31,		
(dollars in thousands)	2022	2021	2020
Allowance for credit losses on loans at end of period	$ 205,677	$ 167,582	$ 199,422
Loan balances:			
End of period	19,855,253	15,874,258	14,480,925
Allowance for credit losses on loans as a percentage of end of period loans	1.04 %	1.06 %	1.38 %
Nonaccrual loans as a percentage of end of period loans	0.68 %	0.54 %	0.53 %
Allowance for credit losses to nonaccrual loans at end of period	152.57 %	196.54 %	260.83 %

At December 31, 2022, the allowance for credit losses on loans totaled $205.7 million, or 1.04% of loans, compared with $167.6 million, or 1.06% of loans, at December 31, 2021. The decrease in the allowance for credit losses on loans as a percentage of loans compared with December 31, 2021 was primarily attributable to improvements in forecast economic conditions during 2022. For the year ended December 31, 2022, our net charge off ratio as a percentage of average loans increased to 0.08%, compared with 0.04% for the year ended December 31, 2021. This increase was primarily a result of the expansion of our equipment finance division at the end of 2021 which resulted in increased net charge-offs in our commercial, financial and agricultural loan segment.

The provision for credit losses on loans for the year ended December 31, 2022 was a provision of $52.6 million, compared with a release of $35.1 million for the year ended December 31, 2021. This increase primarily resulted from organic loan growth during 2022 and the updated economic forecast. While overall forecast economic conditions improved compared with those at December 31, 2021, the rate of improvement in the economic variables slowed. As of December 31, 2022 our ratio of nonperforming assets to total assets had increased to 0.61% from 0.43% at December 31, 2021. Included in non-performing assets were serviced GNMA-guaranteed residential mortgage loans totaling $69.6 million and $30.4 million at December 31, 2022 and 2021, respectively. Non-performing assets, excluding GNMA-guaranteed loans, represented 0.34% of total assets at December 31, 2022, compared with 0.30% of total assets at December 31, 2021.

NONPERFORMING LOANS

A loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is reversed against interest income. Interest on loans that are classified as nonaccrual is recognized when received. Past due loans are placed on nonaccrual status when principal or interest is past due 90 days or more unless the loan is well secured and in the process of collection. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms. The following table presents an analysis of loans accounted for on a nonaccrual basis and loans contractually past due 90 days or more as to interest or principal payments and still accruing.

	December 31,	
(dollars in thousands)	2022	2021
Nonaccrual loans		
Commercial, financial and agricultural	$ 11,094	$ 14,214
Consumer	420	476
Indirect automobile	346	947
Real estate - construction and development	523	492
Real estate - commercial and farmland	13,203	15,365
Real estate - residential	109,222	53,772
Total	$ 134,808	$ 85,266
Loans contractually past due 90 days or more as to interest or principal payments and still accruing	$ 17,865	$ 12,648

Troubled Debt Restructurings

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession.

As of December 31, 2022 and 2021, the Company had a balance of $40.2 million and $76.6 million, respectively, in troubled debt restructurings. These totals do not include COVID-19 loan modifications accounted for under Section 4013 of the CARES Act. The following table presents the amount of troubled debt restructurings by loan class classified separately as accrual and non-accrual at December 31, 2022 and 2021.

As of December 31, 2022	Accruing Loans		Non-Accruing Loans	
Loan class	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial and agricultural	7	$ 835	3	$ 743
Consumer	3	3	8	11
Indirect automobile	151	533	16	55
Premium finance	4	171	—	—
Real estate - construction and development	2	693	1	17
Real estate - commercial and farmland	16	7,995	5	767
Real estate - residential	205	24,166	30	4,181
Total	388	$ 34,396	63	$ 5,774

As of December 31, 2021	Accruing Loans		Non-Accruing Loans	
Loan class	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial and agricultural	12	$ 1,286	6	$ 83
Consumer	7	16	17	35
Indirect automobile	233	1,037	52	273
Real estate - construction and development	4	789	1	13
Real estate - commercial and farmland	25	35,575	5	5,924
Real estate - residential	213	26,879	39	4,678
Total	494	$ 65,582	120	$ 11,006

The following table presents the amount of troubled debt restructurings by loan class classified separately as those currently paying under restructured terms and those that have defaulted (defined as 30 days past due) under restructured terms at December 31, 2022 and 2021.

As of December 31, 2022	Loans Currently Paying Under Restructured Terms		Loans that have Defaulted Under Restructured Terms	
Loan class	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial and agricultural	8	$ 837	2	$ 741
Consumer	4	3	7	11
Indirect automobile	133	428	34	160
Premium finance	4	171	—	—
Real estate - construction and development	3	710	—	—
Real estate - commercial and farmland	19	8,714	2	48
Real estate - residential	179	20,356	56	7,991
Total	350	$ 31,219	101	$ 8,951

As of December 31, 2021	Loans Currently Paying Under Restructured Terms		Loans that have Defaulted Under Restructured Terms	
Loan class	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial and agricultural	11	$ 1,269	7	$ 100
Consumer	10	17	14	34
Indirect automobile	233	1,052	52	258
Real estate - construction and development	4	789	1	13
Real estate - commercial and farmland	29	41,452	1	47
Real estate - residential	215	26,956	37	4,601
Total	502	$ 71,535	112	$ 5,053

The following table presents the amount of troubled debt restructurings by types of concessions made, classified separately as accrual and non-accrual at December 31, 2022 and 2021.

As of December 31, 2022	Accruing Loans		Non-Accruing Loans	
Type of Concession	**#**	**Balance** *(in thousands)*	**#**	**Balance** *(in thousands)*
Forgiveness of interest	3	$ 279	1	$ 54
Forbearance of interest	12	974	1	41
Forbearance of principal	246	21,514	32	3,728
Forbearance of principal and interest	—	—	1	402
Rate reduction only	51	4,494	3	252
Rate reduction, forbearance of interest	30	2,330	1	2
Rate reduction, forbearance of principal	14	2,499	19	961
Rate reduction, forgiveness of interest	32	2,306	5	334
Total	388	$ 34,396	63	$ 5,774

As of December 31, 2021	Accruing Loans		Non-Accruing Loans	
Type of Concession	**#**	**Balance** *(in thousands)*	**#**	**Balance** *(in thousands)*
Forgiveness of interest	3	$ 287	—	$ —
Forbearance of interest	16	1,218	1	15
Forbearance of principal	332	49,778	73	9,783
Rate reduction only	55	6,321	4	200
Rate reduction, maturity extension	—	—	1	1
Rate reduction, forbearance of interest	33	2,296	6	319
Rate reduction, forbearance of principal	18	2,694	29	363
Rate reduction, forgiveness of interest	37	2,988	6	325
Total	494	$ 65,582	120	$ 11,006

The following table presents the amount of troubled debt restructurings by collateral types, classified separately as accrual and non-accrual at December 31, 2022 and 2021.

As of December 31, 2022	Accruing Loans		Non-Accruing Loans	
Collateral Type	#	Balance (in thousands)	#	Balance (in thousands)
Warehouse	2	$ 37	1	$ 7
Raw land	3	1,686	3	64
Hotel and motel	1	127	—	—
Office	3	509	2	703
Retail, including strip centers	7	3,942	1	16
1-4 family residential	205	24,166	29	4,175
Church	2	2,387	—	—
Automobile/equipment/CD	161	1,372	27	809
Unsecured	4	170	—	—
Total	388	$ 34,396	63	$ 5,774

As of December 31, 2021	Accruing Loans		Non-Accruing Loans	
Collateral Type	#	Balance (in thousands)	#	Balance (in thousands)
Warehouse	3	$ 61	2	$ 272
Raw land	6	3,776	1	13
Hotel and motel	4	22,069	1	4,798
Office	5	710	1	485
Retail, including strip centers	8	7,118	1	370
1-4 family residential	215	27,129	39	4,678
Church	2	2,393	—	—
Automobile/equipment/CD	251	2,326	75	390
Total	494	$ 65,582	120	$ 11,006

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the ability of our Company to meet those needs. We seek to meet liquidity requirements primarily through management of short-term investments (principally interest-bearing deposits in banks) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single payment loans. In addition, our Company maintains relationships with correspondent banks, including the FHLB and the Federal Reserve Bank of Atlanta, which could provide funds on short notice, if needed.

A principal objective of our asset/liability management strategy is to minimize our exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of our Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

As part of our interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest rate sensitive" and monitors its interest rate-sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may not react identically to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

We manage the mix of asset and liability maturities in an effort to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on the balance sheet due to the rate variability and short-term maturities of its earning assets. In particular, approximately 48.1% of earning assets mature or reprice within one year or less. Mortgage loans, generally our loan category with the longest maturity, are usually made with fifteen to thirty year maturities, but a portion is at a variable interest rate with an adjustment between origination date and maturity date.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2022, the interest rate sensitivity gap (i.e., interest rate sensitive assets minus interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	December 31, 2022				
	Maturing or Repricing Within				
(dollars in thousands)	**Zero to Three Months**	**Three Months to One Year**	**One to Five Years**	**Over Five Years**	**Total**
Interest-earning assets:					
Federal funds sold and interest-bearing deposits in banks	$ 833,565	$ —	$ —	$ —	$ 833,565
Investment securities	8,759	90,449	993,185	542,531	1,634,924
Loans held for sale	392,078	—	—	—	392,078
Loans	5,316,775	4,294,667	6,859,658	3,384,153	19,855,253
	6,551,177	4,385,116	7,852,843	3,926,684	22,715,820
Interest-bearing liabilities:					
Interest-bearing demand deposits	3,871,784	—	—	—	3,871,784
Money market deposit accounts	5,198,165	—	—	—	5,198,165
Savings	993,743	—	—	—	993,743
Time deposits	300,405	932,618	235,583	861	1,469,467
FHLB advances	1,450,000	—	30,000	18,625	1,498,625
Other borrowings	74,449	—	302,662	—	377,111
Trust preferred securities	128,322	—	—	—	128,322
	12,016,868	932,618	568,245	19,486	13,537,217
Interest rate sensitivity gap	$ (5,465,691)	$ 3,452,498	$ 7,284,598	$ 3,907,198	$ 9,178,603
Cumulative interest rate sensitivity gap	$ (5,465,691)	$ (2,013,193)	$ 5,271,405	$ 9,178,603	
Interest rate sensitivity gap ratio	0.55	4.70	13.82	203.39	
Cumulative interest rate sensitivity gap ratio	0.55	0.84	1.39	1.68	

INVESTMENT PORTFOLIO

Following is a summary of the carrying value of debt securities available-for-sale as of the end of each reported period:

(dollars in thousands)	December 31,			
	2022		**2021**	
U.S. Treasuries	$	759,534	$	—
U.S. government-sponsored agencies		979		7,172
State, county and municipal securities		34,195		47,812
Corporate debt securities		15,926		28,496
SBA pool securities		27,398		45,201
Mortgage-backed securities		662,028		463,940
Total debt securities available-for-sale	$	1,500,060	$	592,621

Following is a summary of the carrying value of debt securities held-to-maturity as of the end of each reported period:

(dollars in thousands)	December 31,			
	2022		**2021**	
State, county and municipal securities	$	31,905	$	8,905
Mortgage-backed securities		102,959		70,945
Total debt securities held-to-maturity	$	134,864	$	79,850

The amounts of securities available-for-sale and held-to in each category as of December 31, 2022 are shown in the following table according to contractual maturity classifications: (i) one year or less, (ii) after one year through five years, (iii) after five years through ten years and (iv) after ten years.

Securities available-for-sale (1)	U.S. Treasuries		U.S. Government-sponsored Agencies		State, County and Municipal Securities	
(dollars in thousands)	Amount	Yield (2)	Amount	Yield (2)	Amount	Yield (2)(3)
One year or less	$ 47,938	4.66 %	$ —	— %	$ 2,464	3.55 %
After one year through five years	711,596	3.13 %	979	2.16 %	18,521	3.93 %
After five years through ten years	—	— %	—	— %	7,071	4.35 %
After ten years	—	— %	—	— %	6,139	3.63 %
	$ 759,534	3.22 %	$ 979	2.16 %	$ 34,195	3.94 %

Securities available-for-sale (1)	Corporate Debt Securities		SBA Pool Securities		Mortgage-backed Securities	
	Amount	Yield (2)	Amount	Yield (2)	Amount	Yield (2)
One year or less	$ 500	3.88 %	$ 147	2.71 %	$ 20,756	2.80 %
After one year through five years	1,496	3.04 %	6,922	2.09 %	182,602	3.15 %
After five years through ten years	12,395	4.87 %	5,213	2.56 %	193,944	3.13 %
After ten years	1,535	6.75 %	15,116	2.95 %	264,726	3.20 %
	$ 15,926	4.89 %	$ 27,398	2.66 %	$ 662,028	3.15 %

Securities held-to-maturity (1)	State, County and Municipal Securities		Mortgage-backed Securities	
	Amount	Yield (2)(3)	Amount	Yield (2)
One year or less	$ —	— %	$ —	— %
After one year through five years	—	— %	10,956	1.01 %
After five years through ten years	—	— %	38,700	2.66 %
After ten years	31,905	3.93 %	53,303	2.21 %
	$ 31,905	3.93 %	$ 102,959	2.26 %

(1) The amortized cost and fair value of debt securities are presented based on contractual maturities. Actual cash flows may differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

(2) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the amortized cost of each security in that range.

(3) Yields on securities of state and political subdivisions are stated on a taxable-equivalent basis, using a tax rate of 21%.

The investment portfolio includes securities which are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Securities classified as held-to-maturity are recorded at amortized cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

Management and the ALCO Committee evaluates available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine if credit-related impairment exists. Management first evaluates whether they intend to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, management evaluates whether the decline in fair value is attributable to credit or resulted from other factors. The Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2022, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Based on the results of management's review, at December 31, 2022, management determined $75,000 was attributable to credit impairment and increased the allowance for credit losses accordingly. The remaining $59.1 million in unrealized loss was determined to be from factors other than credit. The Company's held-to-maturity securities have no expected credit losses and no related allowance for credit losses has been established.

DEPOSITS

Average amount of various deposit classes and the average rates paid thereon are presented below.

	Year Ended December 31,			
	2022		2021	
(dollars in thousands)	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$ 8,005,201	— %	$ 7,017,614	— %
NOW	3,675,586	0.39	3,400,441	0.10
Money market	5,128,497	0.65	4,953,748	0.16
Savings	1,005,752	0.13	884,623	0.06
Time	1,604,978	0.46	1,954,552	0.54
Total deposits	$ 19,420,014	0.29 %	$ 18,210,978	0.12 %

We have a large, stable base of time deposits with little or no dependence on what we consider volatile deposits. Volatile deposits, in management's opinion, are those deposit accounts that are overly rate sensitive and apt to move if our rate offerings are not at or near the top of the market. Generally speaking, these are brokered deposits or time deposits in amount greater than $250,000.

At December 31, 2022, the Company had brokered deposits of $280.5 million. The amounts of time certificates of deposit issued in amounts of more than $250,000 as of December 31, 2022, are shown below by category, which is based on time remaining until maturity of (i) three months or less, (ii) over three through twelve months and (iii) greater than one year.

(dollars in thousands)	December 31, 2022
Three months or less	$ 68,318
Over three months through six months	47,294
Over six months through one year	191,774
Over one year	49,459
Total	$ 356,845

As of December 31, 2022 and 2021, the Company had estimated uninsured deposits of $9.15 billion and $9.11 billion, respectively. These estimates were derived using the same methodologies and assumptions used for the Bank's regulatory reporting.

OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

In the ordinary course of business, our Bank has granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements or for construction period financing and have been approved within the Bank's credit guidelines. Our Bank has also granted commitments to approved customers for financial standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Bank uses the same credit policies for these off-balance-sheet commitments as it does for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes commitments outstanding at December 31, 2022 and 2021.

	December 31,	
(dollars in thousands)	2022	2021
Commitments to extend credit	$ 6,318,039	$ 4,328,749
Unused lines of credit	345,001	272,029
Financial standby letters of credit	33,557	36,184
Mortgage interest rate lock commitments	148,148	417,126
Mortgage forward contracts with positive fair value - notional amount	689,500	—
Mortgage forward contracts with negative fair value - notional amount	—	1,935,237
	$ 7,534,245	$ 6,989,325

The following table summarizes short-term borrowings for the periods indicated.

	Year Ended December 31,					
	2022		2021		2020	
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds purchased and securities sold under agreement to repurchase	$ 1,477	0.27 %	$ 6,700	0.30 %	$ 12,115	0.68 %

	Year Ended December 31,		
	2022	2021	2020
(dollars in thousands)	Total Balance	Total Balance	Total Balance
Total maximum short-term borrowings outstanding at any month-end during the year	$ 6,924	$ 9,320	$ 15,998

As of December 31, 2022, letters of credit issued by the Federal Home Loan Bank totaling $400.0 million were used to guarantee the Bank's performance related to a portion of its public fund deposit balances.

The following table sets forth certain information about contractual cash obligations as of December 31, 2022.

	Payments Due After December 31, 2022				
(dollars in thousands)	Total	1 Year or Less	1-3 Years	4-5 Years	>5 Years
Deposits without a stated maturity	$17,993,271	$17,993,271	$ —	$ —	$ —
Time certificates of deposit	1,469,467	1,233,023	199,564	36,019	861
Other borrowings	1,878,469	1,525,000	15,000	15,000	323,469
Subordinated deferrable interest debentures	154,390	—	—	—	154,390
Operating lease obligations	68,524	11,327	17,666	13,797	25,734
Total contractual cash obligations	$21,564,121	$20,762,621	$ 232,230	$ 64,816	$ 504,454

At December 31, 2022, estimated costs to complete construction projects in progress and other binding commitments for capital expenditures were not a material amount.

CAPITAL ADEQUACY

Capital Regulations

The capital resources of the Company are monitored on a periodic basis by state and federal regulatory authorities. During 2022, the Company's capital increased $230.9 million, primarily due to net income of $346.5 million, which was partially offset by the cash dividends declared on common shares of $41.7 million and the impact to other comprehensive income of $62.1 million resulting from rising rates on our investment portfolio. During 2021, the Company's capital increased $319.4 million, primarily due to net income of $376.9 million, which was partially offset by the cash dividends declared on common shares of $42.0 million. For both 2022 and 2021, other capital related transactions, such as share-based compensation, common stock issuances through the exercise of stock options, and issuances of shares of restricted stock accounted for only a small change in the capital of the Company.

Under the regulatory capital frameworks adopted by the Federal Reserve and the FDIC, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

In March 2020, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued an interim final rule that delays the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule provides banking organizations that implement CECL in 2020 the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period. As a result, the Company and Bank elected the five-year transition relief allowed under the interim final rule effective March 31, 2020.

The following table summarizes the regulatory capital levels of Ameris at December 31, 2022.

(dollars in thousands)	Actual		Required		Excess	
	Amount	Percent	Amount	Percent	Amount	Percent
Tier 1 Leverage Ratio (tier 1 capital to average assets)						
Consolidated	$2,185,694	9.36 %	$ 933,928	4.00 %	$1,251,766	5.36 %
Ameris Bank	$2,464,589	10.56 %	$ 933,284	4.00 %	$1,531,305	6.56 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets)						
Consolidated	$2,185,694	9.86 %	$1,551,305	7.00 %	$ 634,389	2.86 %
Ameris Bank	$2,464,589	11.12 %	$1,551,185	7.00 %	$ 913,404	4.12 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets)						
Consolidated	$2,185,694	9.86 %	$1,883,727	8.50 %	$ 301,967	1.36 %
Ameris Bank	$2,464,589	11.12 %	$1,883,581	8.50 %	$ 581,008	2.62 %
Total Capital Ratio (total capital to risk weighted assets)						
Consolidated	$2,859,680	12.90 %	$2,326,957	10.50 %	$ 532,723	2.40 %
Ameris Bank	$2,720,253	12.28 %	$2,326,777	10.50 %	$ 393,476	1.78 %

The required CET1 Ratio, Tier 1 Capital Ratio, and the Total Capital Ratio reflected in the table above include a capital conservation buffer of 2.50%.

INFLATION

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

QUARTERLY FINANCIAL INFORMATION

The following table sets forth certain consolidated quarterly financial information of the Company. This information is derived from unaudited consolidated financial statements, which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods.

	Three Months Ended			
(dollars in thousands, except per share data)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Selected Income Statement Data:				
Interest income	$ 273,642	$ 234,302	$ 202,568	$ 183,374
Interest expense	49,505	21,321	11,204	10,830
Net interest income	224,137	212,981	191,364	172,544
Provision for credit losses	32,890	17,652	14,924	6,231
Net interest income after provision for credit losses	191,247	195,329	176,440	166,313
Noninterest income	48,348	65,324	83,841	86,911
Noninterest expense excluding merger and conversion charges	134,826	139,578	142,196	142,843
Merger and conversion charges	235	—	—	977
Income before income taxes	104,534	121,075	118,085	109,404
Income tax	22,313	28,520	28,019	27,706
Net income	$ 82,221	$ 92,555	$ 90,066	$ 81,698
Per Share Data:				
Basic earnings per common share	$ 1.19	$ 1.34	$ 1.30	$ 1.18
Diluted earnings per common share	1.18	1.34	1.30	1.17
Common dividends - cash	0.15	0.15	0.15	0.15

(dollars in thousands)	Three Months Ended			
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Selected Income Statement Data:				
Interest income	$ 178,365	$ 173,046	$ 173,751	$ 177,950
Interest expense	11,528	11,385	11,899	12,973
Net interest income	166,837	161,661	161,852	164,977
Provision for credit losses	2,759	(9,675)	142	(28,591)
Net interest income after provision for credit losses	164,078	171,336	161,710	193,568
Noninterest income	81,769	76,562	89,240	117,973
Noninterest expense excluding merger and conversion charges	134,346	137,013	135,761	148,798
Merger and conversion charges	4,023	183	—	—
Income before income taxes	107,478	110,702	115,189	162,743
Income tax	25,534	29,022	26,862	37,781
Net income	$ 81,944	$ 81,680	$ 88,327	$ 124,962
Per Share Data:				
Basic earnings per common share	$ 1.18	$ 1.18	$ 1.27	$ 1.80
Diluted earnings per common share	1.18	1.17	1.27	1.79
Common dividends - cash	0.15	0.15	0.15	0.15

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed only to U.S. Dollar interest rate changes and, accordingly, we manage exposure by considering the possible changes in the net interest margin. We do not have any trading instruments nor do we classify any portion of the investment portfolio as trading. Finally, we have no exposure to foreign currency exchange rate risk, commodity price risk or other market risks.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest-earning assets and interest-bearing liabilities can influence the changes in net interest income. As part of our asset/liability management program, the timing of repriced assets and liabilities is referred to as gap management.

Interest Rate Risk Management

As indicated by the table below, we are asset sensitive in relation to changes in market interest rates in the one-year and two-year time horizons. Being asset sensitive would result in net interest income increasing in a rising rate environment and decreasing in a declining rate environment.

We use simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to an instantaneous 100 basis point increase or 100 basis point decrease in market rates on net interest income and is monitored on a quarterly basis. Our most recent model projects net interest income would increase if rates rise 100 basis points over the next year.

The following table presents the earnings simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12- and 24-month periods commencing January 1, 2023. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.


Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income	
	12 Months	**24 Months**
400	3.7%	14.9%
300	4.3%	12.1%
200	3.5%	8.4%
100	1.8%	4.3%
(100)	(2.1)%	(4.8)%
(200)	(5.4)%	(10.9)%


In the event of a shift in interest rates, we may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest-earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans, leases and deposits.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in this report have been prepared in accordance with GAAP. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, the vast majority of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

LIBOR Transition

In 2017, the U.K. Financial Conduct Authority announced that it would no longer compel banks to submit rates for the calculation of LIBOR after 2021. The administrator of LIBOR extended publication of the most commonly used U.S. dollar LIBOR settings to June 30, 2023 and ceased publishing other LIBOR settings on December 31, 2021. On March 15, 2022, President Biden signed into law the "Adjustable Interest Rate (LIBOR) Act," as part of the Consolidated Appropriations Act, 2022, which provides for a statutory transition to a replacement rate selected by the Federal Reserve based on the SOFR for contracts referencing LIBOR that contain no fallback provisions or ineffective fallback provisions, unless a replacement rate is selected by a determining person as outlined in the statute. On December 16, 2022, the Federal Reserve adopted a final rule implementing the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. The U.S. federal banking agencies issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts as soon as practicable and in any event by December 31, 2021. We have significant but declining exposure to financial instruments with attributes that are either directly or indirectly dependent on LIBOR to establish their interest rate and/or value, some of which mature after June 30, 2023.

We have established a working group, consisting of key stakeholders from throughout the Company, to monitor developments relating to LIBOR changes and to guide the Bank's response. This team is continuing to work to ensure that technology systems are prepared for the transition, loan documents that reference LIBOR-based rates have been appropriately amended to reference other methods of interest rate determinations and internal and external stakeholders are apprised of the transition. Over the next several months, we will continue to transition all remaining LIBOR-based products to an alternative benchmark. We will also continue to evaluate the transition process and align the Company's trajectory with regulatory guidelines regarding the cessation of LIBOR, including monitoring new developments for transitioning to alternative reference rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets – December 31, 2022 and 2021
Consolidated Statements of Income – Years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Comprehensive Income – Years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Shareholders' Equity – Years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows – Years ended December 31, 2022, 2021 and 2020
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this Annual Report, as required by paragraph (b) of Rules 13a-15 or 15d-15 of the Exchange Act. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is set forth on page F-2 of this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2022, there was no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Amendment and Restatement of the Bylaws of Ameris Bancorp

Effective February 23, 2023, the Company's Board of Directors approved and adopted an amendment and restatement of the Bylaws of Ameris Bancorp (as so amended and restated, the "Bylaws").

The Company's Board of Directors approved the Bylaws as part of its periodic review of the Company's corporate governance documents. Among other matters, the Bylaws:
- make certain updates in connection with the SEC's new rules relating to universal proxy cards (the "Universal Proxy Rules"), including requiring shareholders to represent that they intend to solicit the requisite holders required by the Universal Proxy Rules and provide reasonable evidence that they have complied with the Universal Proxy Rules no later than five business days prior to the date of the applicable meeting of the Company's shareholders, and reserving white proxy cards for the exclusive use of the Company's Board of Directors;
- expand the shareholder advance notice provisions that are applicable to director nominations to other business proposed to be brought before a meeting by a shareholder, and require certain information regarding any such proposed business, including a description of such business, the reasons for conducting such business and any material interest in such business, and certain additional information, including information regarding ownership by the proposing shareholder of derivative or hedging arrangements and an undertaking to deliver a director questionnaire and other information reasonably requested by the Company with respect to any director nominee, to be included in shareholder notices for business or director nominations; and

- provide for mandatory indemnification and expense reimbursement (to the maximum extent permitted by the Georgia Business Corporation Code) for directors and officers of the Company, or any other corporation of which they served as such at the request of the Company, in certain threatened, pending or completed actions.

The amendments also include certain other technical and conforming revisions and clarifications.

The foregoing summary is qualified in its entirety by reference to the Bylaws, a copy of which (marked to show changes from the prior version) is attached hereto as Exhibit 3.2 and is incorporated by reference in this Item 9B.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the captions "Matters To Be Voted On - Proposal 1 - Election of Directors," "Governance - Director Independence," "Environmental, Social and Governance Matters," "Board of Directors - Board Members," "Board of Directors - Board Committees," "Board of Directors - Director Compensation," "Information About Our Executive Officers," "Executive Compensation - Employment Agreements," "Audit Matters - Audit Committee Report" and "Stock Ownership - Delinquent Section 16(a) Reports" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

For information regarding amendments to the Company's Bylaws impacting the procedures by which shareholders may recommend nominees for election as directors of the Company, see the discussion of the amendment and restatement of the Company's Bylaws under Item 9B.

Code of Business Conduct and Ethics

Ameris has adopted a code of business conduct and ethics that is applicable to all employees, including its principal executive officer, principal financial officer, principal accounting officer and controller. The code of business conduct and ethics is available on our website at www.amerisbank.com.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Board of Directors - Board Committees - Compensation Committee," "Board of Directors - Director Compensation" and "Executive Compensation" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Stock Ownership - Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

Equity Compensation Plans

The following table sets forth certain information with respect to securities to be issued under our equity compensation plans as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	126,254	$ 29.69	2,619,730

(1) Represents shares issuable upon the exercise of stock options outstanding under the Fidelity Southern Corporation Equity Incentive Plan and the Fidelity Southern Corporation 2018 Omnibus Incentive Plan, each as amended, which options converted into options to acquire shares of common stock, par value $1.00 per share, of the Company on July 1, 2019, pursuant to the Agreement and Plan of Merger, dated as of December 17, 2018, by and between the Company and Fidelity Southern Corporation, and performance stock units ("PSUs") granted under the 2014 Omnibus Equity Compensation Plan and 2021 Omnibus Equity Compensation Plan at target. PSUs are not taken into account in column (b).

(2) Consists of our 2021 Omnibus Equity Compensation Plan, which provides for the granting to directors, officers and certain other employees of qualified or nonqualified stock options, stock units, stock awards, stock appreciation rights, dividend equivalents and other stock-based awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Governance - Director Independence," "Board of Directors - Board Committees" and "Related Party Transactions" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "Matters To Be Voted On - Proposal 2 - Ratification of Appointment of Our Registered Independent Public Accounting Firm," "Board of Directors - Board Committees - Audit Committee" and "Audit Matters - Fees and Services" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. Financial statements:
    (a) Ameris Bancorp and Subsidiaries:
        (i)   Consolidated Balance Sheets – December 31, 2022 and 2021;
        (ii)   Consolidated Statements of Income – Years ended December 31, 2022, 2021 and 2020;
        (iii) Consolidated Statements of Comprehensive Income – Years ended December 31, 2022, 2021 and 2020;
        (iv)   Consolidated Statements of Shareholders' Equity – Years ended December 31, 2022, 2021 and 2020;
        (v)   Consolidated Statements of Cash Flows – Years ended December 31, 2022, 2021 and 2020; and
        (vi)   Notes to Consolidated Financial Statements.
    (b) Ameris Bancorp (parent company only):
        Parent company only financial information has been included in Note 22 of the Notes to Consolidated Financial Statements.
2. Financial statement schedules:
    All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.
3. A list of the Exhibits required by Item 601 of Regulation S-K to be filed as a part of this Annual Report is shown on the "Exhibit Index" filed herewith.

ITEM 16. FORM 10-K SUMMARY.

None.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of December 17, 2018 by and between Ameris Bancorp and Fidelity Southern Corporation (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 17, 2018).
3.1	Restated Articles of Incorporation of Ameris Bancorp.
3.2	Bylaws of Ameris Bancorp, as amended and restated through February 23, 2023.
4.1	Indenture between Ameris Bancorp and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.2	Floating Rate Junior Subordinated Deferrable Interest Debenture dated September 20, 2006 to Ameris Statutory Trust I (incorporated by reference to Exhibit 4.7 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.3	Indenture between Ameris Bancorp (as successor to The Prosperity Banking Company) and U.S. Bank National Association dated as of March 26, 2003 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.4	First Supplemental Indenture dated as of December 23, 2013 by and among Ameris Bancorp, The Prosperity Banking Company and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.5	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2033 (included as Exhibit A to the Indenture filed as Exhibit 4.3 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.6	Indenture between Ameris Bancorp (as successor to The Prosperity Banking Company) and Deutsche Bank Trust Company Americas dated as of June 24, 2004 (incorporated by reference to Exhibit 4.6 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.7	First Supplemental Indenture dated as of December 23, 2013 by and among Ameris Bancorp, The Prosperity Banking Company and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.7 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.8	Form of Floating Rate Junior Subordinated Deferrable Interest Note Due 2034 (incorporated by reference to Exhibit 4.8 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.9	Indenture between Ameris Bancorp (as successor to The Prosperity Banking Company) and Wilmington Trust Company dated as of January 31, 2006 (incorporated by reference to Exhibit 4.9 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.10	First Supplemental Indenture dated as of December 23, 2013 by and among Ameris Bancorp, The Prosperity Banking Company and Wilmington Trust Company (pertaining to Indenture dated as of January 31, 2006) (incorporated by reference to Exhibit 4.10 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.11	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2036 (included as Exhibit A to the Indenture filed as Exhibit 4.9 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.12	Indenture between Ameris Bancorp (as successor to The Prosperity Banking Company) and Wilmington Trust Company dated as of September 20, 2007 (incorporated by reference to Exhibit 4.18 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).

4.13	First Supplemental Indenture dated as of December 23, 2013 by and among Ameris Bancorp, The Prosperity Banking Company and Wilmington Trust Company (pertaining to Indenture dated as of September 20, 2007) (incorporated by reference to Exhibit 4.19 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.14	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2037 (included as Exhibit A to the Indenture filed as Exhibit 4.18 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 14, 2014).
4.15	Indenture between Ameris Bancorp (as successor to Coastal Bankshares, Inc.) and Wells Fargo Bank, National Association dated as of August 27, 2003 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.16	First Supplemental Indenture dated as of June 30, 2014 by and among Ameris Bancorp and Wells Fargo Bank, National Association (pertaining to Indenture dated as of August 27, 2003) (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.17	Form of Junior Subordinated Debt Security Due 2033 (included as Exhibit A to the Indenture filed as Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.18	Indenture between Ameris Bancorp (as successor to Coastal Bankshares, Inc.) and U.S. Bank National Association dated as of December 14, 2005 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.19	First Supplemental Indenture dated as of June 30, 2014 by and among Ameris Bancorp, Coastal Bankshares, Inc. and U.S. Bank National Association (pertaining to Indenture dated as of December 14, 2005) (incorporated by reference to Exhibit 4.5 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.20	Form of Junior Subordinated Debt Security Due 2035 (included as Exhibit A to the Indenture filed as Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2014).
4.21	Indenture between Ameris Bancorp (as successor to Merchants & Southern Banks of Florida, Incorporated) and Wilmington Trust Company dated as of March 17, 2005 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.22	First Supplemental Indenture dated as of May 22, 2015 by and among Ameris Bancorp, Merchants & Southern Banks of Florida, Incorporated and Wilmington Trust Company (pertaining to Indenture dated as of March 17, 2005) (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.23	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2035 (included as Exhibit A to the Indenture filed as Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.24	Indenture between Ameris Bancorp (as successor to Merchants & Southern Banks of Florida, Incorporated) and Wilmington Trust Company dated as of March 30, 2006 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.25	First Supplemental Indenture dated as of May 22, 2015 by and among Ameris Bancorp, Merchants & Southern Banks of Florida, Incorporated and Wilmington Trust Company (pertaining to Indenture dated as of March 30, 2006) (incorporated by reference to Exhibit 4.5 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.26	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2036 (included as Exhibit A to the Indenture filed as Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 27, 2015).
4.27	Indenture between Ameris Bancorp (as successor to Jacksonville Bancorp, Inc.) and Wilmington Trust Company dated as of June 17, 2004 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).

4.28	First Supplemental Indenture dated as of March 11, 2016 by and among Ameris Bancorp, Jacksonville Bancorp, Inc. and Wilmington Trust Company (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.29	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2034 (included as Exhibit A to the Indenture filed as Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.30	Indenture between Ameris Bancorp (as successor to Jacksonville Bancorp, Inc.) and Wilmington Trust Company dated as of September 15, 2005 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.31	Second Supplemental Indenture dated as of March 11, 2016 by and among Ameris Bancorp, Jacksonville Bancorp, Inc. and Wilmington Trust (incorporated by reference to Exhibit 4.5 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.32	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2035 (included as Exhibit A to the Indenture filed as Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.33	Indenture between Ameris Bancorp (as successor to Jacksonville Bancorp, Inc.) and Wilmington Trust Company dated as of December 14, 2006 (incorporated by reference to Exhibit 4.7 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.34	First Supplemental Indenture dated as of March 11, 2016 by and among Ameris Bancorp, Jacksonville Bancorp, Inc. and Wilmington Trust Company (incorporated by reference to Exhibit 4.8 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.35	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture Due 2036 (included as Exhibit A to the Indenture filed as Exhibit 4.7 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.36	Indenture between Ameris Bancorp (as successor to Jacksonville Bancorp, Inc.) and Wells Fargo Bank, National Association dated as of June 20, 2008 (incorporated by reference to Exhibit 4.10 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.37	First Supplemental Indenture dated as of March 11, 2016 by and between Ameris Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.11 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.38	Form of Junior Subordinated Debt Security Due 2038 (included as Exhibit A to the Indenture filed as Exhibit 4.10 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2016).
4.39	Subordinated Debt Indenture dated as of March 13, 2017 by and between Ameris Bancorp and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.40	First Supplemental Indenture, dated as of March 13, 2017, by and between Ameris Bancorp and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.41	Form of 5.75% Fixed-to-Floating Rate Subordinated Note due 2027 (included as Exhibit A to the First Supplemental Indenture filed as Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 13, 2017).
4.42	Indenture dated as of November 10, 2005 by and between Ameris Bancorp (as successor to Hamilton State Bancshares, Inc.) and Wilmington Trust Company (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 2, 2018).

4.43	Second Supplemental Indenture dated as of June 29, 2018 by and among Ameris Bancorp, Hamilton State Bancshares, Inc. and Wilmington Trust Company (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 2, 2018).
4.44	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture (included as Exhibit A to the Indenture filed as Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 2, 2018).
4.45	Indenture between Ameris Bancorp (as successor to Fidelity Southern Corporation) and U.S. Bank National Association, dated as of June 26, 2003 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.46	First Supplemental Indenture, among Ameris Bancorp, Fidelity Southern Corporation and U.S. Bank National Association, dated as of July 1, 2019 (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.47	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.48	Indenture between Ameris Bancorp (as successor to Fidelity Southern Corporation) and Wilmington Trust Company, dated as of March 17, 2005 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.49	First Supplemental Indenture, among Ameris Bancorp, Fidelity Southern Corporation and Wilmington Trust Company, dated as of July 1, 2019 (incorporated by reference to Exhibit 4.5 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.50	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 (incorporated by reference to Exhibit 4.6 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.51	Indenture between Ameris Bancorp (as successor to Fidelity Southern Corporation) and Wilmington Trust Company, dated as of August 20, 2007 (incorporated by reference to Exhibit 4.7 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.52	First Supplemental Indenture, among Ameris Bancorp, Fidelity Southern Corporation and Wilmington Trust Company, dated as of July 1, 2019 (incorporated by reference to Exhibit 4.8 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.53	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 (incorporated by reference to Exhibit 4.9 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 1, 2019).
4.54	Second Supplemental Indenture, dated as of December 6, 2019, by and between Ameris Bancorp and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 6, 2019).
4.55	Form of 4.25% Fixed-to-Floating Subordinated Notes due 2029 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 6, 2019).
4.56	Form of Global Note representing Fixed/Floating Rate Subordinated Notes due 2030 (incorporated by reference to Exhibit 4.56 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 9, 2020).
4.57	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.58	Third Supplemental Indenture, dated as of September 28, 2020, by and between Ameris Bancorp and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on September 28, 2020).
4.59	Form of 3.875% Fixed-to-Floating Subordinated Notes due 2030 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on September 28, 2020).
10.1*	Supplemental Executive Retirement Agreement with Jon S. Edwards, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on November 9, 2012).
10.2*	Supplemental Executive Retirement Agreement with Nicole S. Stokes, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.13 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 1, 2018).
10.3*	Ameris Bancorp 2014 Omnibus Equity Compensation Plan (incorporated by reference to Appendix A to Ameris Bancorp's Definitive Proxy Statement filed with the SEC on April 17, 2014).
10.4*	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to Ameris Bancorp's Registration Statement on Form S-8 filed with the SEC on November 26, 2014).
10.5*	Form of Severance Protection and Restrictive Covenants Agreement for executive officers (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on May 10, 2019).
10.6*	Employment Agreement by and among Ameris Bancorp, Ameris Bank and James B. Miller, Jr. dated as of December 17, 2018 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2019).
10.7*	Employment Agreement by and among Ameris Bancorp, Ameris Bank and H. Palmer Proctor, Jr. dated as of December 17, 2018 (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2019).
10.8*	Amendment to Employment Agreement by and among Ameris Bancorp, Ameris Bank and H. Palmer Proctor, Jr. dated as of June 30, 2019 (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2019).
10.9*	Supplemental Executive Retirement Agreement with Lawton E. Bassett, III, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.16 to Ameris Bancorp's Form 10-K filed with the SEC on March 9, 2020).
10.10*	Form of Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.17 to Ameris Bancorp's Form 10-K filed with the SEC on March 9, 2020).
10.11*	Supplemental Executive Retirement Agreement with James A. LaHaise, dated as of November 10, 2015 (incorporated by reference to Exhibit 10.15 to Ameris Bancorp's Form 10-K filed with the SEC on February 26, 2021).
10.12*	Ameris Bancorp 2021 Omnibus Equity Incentive Plan, as amended and restated through July 26, 2022 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on August 5, 2022).
10.13*	Form of Restricted Share Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).
10.14*	Form of Restricted Share Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).
10.15*	Form of Performance Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Ameris Bancorp's Form 10-Q filed with the SEC on August 9, 2021).

10.16*	Summary of Director Compensation (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on August 5, 2022).
21.1	Schedule of Subsidiaries of Ameris Bancorp.
23.1	Consent of KPMG LLP.
23.2	Consent of Crowe LLP.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer.
32.1	Section 1350 Certification by Chief Executive Officer.
32.2	Section 1350 Certification by Chief Financial Officer.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

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* Management contract or a compensatory plan or arrangement.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ameris Bancorp and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on this assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2022.

KPMG LLP, the Company's independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting. That report is included in this Annual Report on page F-5.

/s/ H. Palmer Proctor, Jr.	/s/ Nicole S. Stokes
H. Palmer Proctor, Jr.	Nicole S. Stokes
Chief Executive Officer	Corporate EVP and Chief Financial Officer
(principal executive officer)	(principal accounting and financial officer)

To the Shareholders and Board of Directors
Ameris Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ameris Bancorp and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Quantitative component of the allowance for credit losses on loans evaluated on a collective basis*
>
> As discussed in Notes 1 and 4 to the consolidated financial statements, the Company's total allowance for credit losses on loans as of December 31, 2022 was $205.7 million, a portion of which related to the quantitative component of the allowance for credit losses on loans evaluated on a collective (pool) basis for the commercial, financial and agricultural, consumer installment, real estate - construction and development, real estate - commercial and farmland and real estate - residential loan segments (the quantitative collective ACL). The Company estimated the quantitative collective ACL utilizing a discounted cash flow (DCF) methodology applied to their loan pools segregated by similar risk characteristics. The Company's DCF methodology generates cash flow projections at the loan level wherein payment expectations are adjusted for estimated prepayment speeds, curtailments, time to recovery, probability of default (PD), and loss given default (LGD). The modeling of expected prepayment speeds and curtailment rates are based on historical internal data, and consider current conditions and reasonable and supportable forecasts of future economic conditions. The Company uses regression analysis of historical internal and peer loss data to determine suitable macroeconomic variables to utilize when modeling lifetime PD and LGD. This analysis also determines how expected PD and LGD will react to forecasted levels of the macroeconomic variables over a reasonable and supportable forecast period. At the end of the four-quarter reasonable and supportable forecast period, the Company reverts to a historical loss rate on a straight-line basis over four quarters. Management leverages economic projections comprising multiple weighted scenarios from an independent third party to inform its macroeconomic variable forecasts over the reasonable and supportable forecast period. A portion of the allowance for credit losses is comprised of qualitative factors for model limitations and risk uncertainty as well as for loan segment specific risks that cannot be addressed in the quantitative methods.

We identified the assessment of the quantitative collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the quantitative collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PDs and LGDs as well as the selection and weighting of the economic projections and selection of macroeconomic variables. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the quantitative collective ACL estimate, including controls over the:

- development of the quantitative collective ACL methodology

- continued use and appropriateness of changes to the PD and LGD models

- selection and weighting of the economic projections and selection of macroeconomic variables

- conceptual soundness and performance of PD and LGD models and

- analysis of the allowance for credit losses results, trends, and ratios.

We evaluated the Company's process to develop the quantitative collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's quantitative collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the selection of the economic projections, including weighting of the economic projections, and selection of macroeconomic variables used in the PD and LGD models by comparing them to relevant Company-specific metrics and trends and relevant industry practices and

- assessing the conceptual soundness and performance of the PD and LGD models by inspecting model documentation to determine whether the models are suitable for their intended use.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Atlanta, Georgia
February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ameris Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Ameris Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 28, 2023



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Ameris Bancorp
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity, and cash flows of Ameris Bancorp and Subsidiaries (the "Company") for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Company's auditor from 2014 through 2021.

Atlanta, Georgia
February 26, 2021

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2022 and 2021
(dollars in thousands, except per share data)

	2022	2021
Assets		
Cash and due from banks	$ 284,567	$ 307,813
Interest-bearing deposits in banks	833,565	3,736,844
Federal funds sold	—	20,000
Cash and cash equivalents	1,118,132	4,064,657
Debt securities available-for-sale, at fair value, net of allowance for credit losses of $75 and $—	1,500,060	592,621
Debt securities held-to-maturity, at amortized cost, net of allowance for credit losses of $— and $— (fair value of $114,538 and $78,206)	134,864	79,850
Other investments	110,992	47,552
Loans held for sale, at fair value	392,078	1,254,632
Loans, net of unearned income	19,855,253	15,874,258
Allowance for credit losses	(205,677)	(167,582)
Loans, net	19,649,576	15,706,676
Other real estate owned, net	843	3,810
Premises and equipment, net	220,283	225,400
Goodwill	1,015,646	1,012,620
Other intangible assets, net	106,194	125,938
Cash value of bank owned life insurance	388,405	331,146
Other assets	416,213	413,419
Total assets	$ 25,053,286	$ 23,858,321
Liabilities		
Deposits		
Noninterest-bearing	$ 7,929,579	$ 7,774,823
Interest-bearing	11,533,159	11,890,730
Total deposits	19,462,738	19,665,553
Securities sold under agreements to repurchase	—	5,845
Other borrowings	1,875,736	739,879
Subordinated deferrable interest debentures, net	128,322	126,328
Other liabilities	389,090	354,265
Total liabilities	21,855,886	20,891,870
Commitments and Contingencies (Note 19)		
Shareholders' Equity		
Preferred stock, stated value $1,000; 5,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, par value $1; 200,000,000 shares authorized; 72,263,727 and 72,017,126 shares issued	72,264	72,017
Capital surplus	1,935,211	1,924,813
Retained earnings	1,311,258	1,006,436
Accumulated other comprehensive income (loss), net of tax	(46,507)	15,590
Treasury stock, at cost, 2,894,677 and 2,407,898 shares	(74,826)	(52,405)
Total shareholders' equity	3,197,400	2,966,451
Total liabilities and shareholders' equity	$ 25,053,286	$ 23,858,321

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands, except per share data)

		2022		2021		2020
Interest income						
Interest and fees on loans	$	834,969	$	676,089	$	690,909
Interest on taxable securities		34,656		22,524		33,086
Interest on nontaxable securities		1,176		575		623
Interest on deposits in other banks		23,008		3,882		1,739
Interest on federal funds sold		77		42		146
Total interest income		893,886		703,112		726,503
Interest expense						
Interest on deposits		56,105		22,357		59,067
Interest on other borrowings		36,755		25,428		29,683
Total interest expense		92,860		47,785		88,750
Net interest income		801,026		655,327		637,753
Provision for loan losses		52,610		(35,081)		125,488
Provision for unfunded commitments		19,226		332		19,062
Provision for other credit losses		(139)		(616)		830
Provision for credit losses		71,697		(35,365)		145,380
Net interest income after provision for credit losses		729,329		690,692		492,373
Noninterest income						
Service charges on deposit accounts		44,499		45,106		44,145
Mortgage banking activity		184,904		285,900		374,077
Other service charges, commissions and fees		3,875		4,188		3,914
Net gain on securities		203		515		5
Gain on sale of SBA loans		5,552		6,623		7,226
Other noninterest income		45,391		23,212		17,133
Total noninterest income		284,424		365,544		446,500
Noninterest expense						
Salaries and employee benefits		319,719		337,776		360,278
Occupancy and equipment		51,361		48,066		52,349
Advertising and marketing		12,481		8,434		8,046
Amortization of intangible assets		19,744		14,965		19,612
Data processing and communications expenses		49,228		45,976		46,017
Legal and other professional fees		16,439		11,920		15,972
Credit resolution-related expenses		29		3,538		5,106
Merger and conversion charges		1,212		4,206		1,391
FDIC insurance		8,063		5,614		14,078
Loan servicing expenses		36,835		26,481		20,910
Other noninterest expenses		45,544		53,148		54,870
Total noninterest expense		560,655		560,124		598,629
Income before income tax expense		453,098		496,112		340,244
Income tax expense		106,558		119,199		78,256
Net income	$	346,540	$	376,913	$	261,988
Basic earnings per common share	$	5.01	$	5.43	$	3.78
Diluted earnings per common share	$	4.99	$	5.40	$	3.77
Weighted average common shares outstanding						
Basic		69,194		69,432		69,256
Diluted		69,420		69,761		69,426

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands)

	2022	2021	2020
Net income	$ 346,540	$ 376,913	$ 261,988
Other comprehensive income (loss)			
Net unrealized holding gains (losses) arising during period on investment securities available-for-sale, net of tax expense (benefit) of ($16,507), ($4,762) and $4,084	(62,097)	(17,915)	15,363
Net unrealized gains (losses) on cash flow hedge during the period, net of tax expense (benefit) of $—, $— and $39	—	—	147
Total other comprehensive income (loss)	(62,097)	(17,915)	15,510
Comprehensive income	$ 284,443	$ 358,998	$ 277,498

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands, except per share data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at beginning of period	71,499,829	$ 71,500	$1,907,108	$ 507,950	$ 17,995	1,995,996	$ (34,971)	$ 2,469,582
Issuance of restricted shares	164,476	164	125	—	—	—	—	289
Forfeitures of restricted shares	(12,250)	(12)	(209)	—	—	—	—	(221)
Exercise of stock options	101,650	102	2,160	—	—	—	—	2,262
Share-based compensation	—	—	4,101	—	—	—	—	4,101
Purchase of treasury shares	—	—	—	—	—	216,228	(7,995)	(7,995)
Net income	—	—	—	261,988	—	—	—	261,988
Dividends on common shares ($0.60 per share)	—	—	—	(41,724)	—	—	—	(41,724)
Cumulative effect of change in accounting for credit losses	—	—	—	(56,704)	—	—	—	(56,704)
Other comprehensive income (loss) during the period	—	—	—	—	15,510	—	—	15,510
Balance at December 31, 2020	71,753,705	$ 71,754	$1,913,285	$ 671,510	$ 33,505	2,212,224	$ (42,966)	$ 2,647,088
Issuance of restricted shares	99,308	99	500	—	—	—	—	599
Forfeitures of restricted shares	(2,695)	(3)	(50)	—	—	—	—	(53)
Exercise of stock options	166,808	167	4,365	—	—	—	—	4,532
Share-based compensation	—	—	6,713	—	—	—	—	6,713
Purchase of treasury shares	—	—	—	—	—	195,674	(9,439)	(9,439)
Net income	—	—	—	376,913	—	—	—	376,913
Dividends on common shares ($0.60 per share)	—	—	—	(41,987)	—	—	—	(41,987)
Other comprehensive income (loss) during the period	—	—	—	—	(17,915)	—	—	(17,915)
Balance at December 31, 2021	72,017,126	$ 72,017	$1,924,813	$ 1,006,436	$ 15,590	2,407,898	$ (52,405)	$ 2,966,451

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Continued)
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands, except per share data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at January 1, 2022	72,017,126	$ 72,017	$1,924,813	$ 1,006,436	$ 15,590	2,407,898	$ (52,405)	$ 2,966,451
Issuance of restricted shares	165,687	166	1,175	—	—	—	—	1,341
Forfeitures of restricted shares	(14,889)	(15)	(128)	—	—	—	—	(143)
Exercise of stock options	95,803	96	2,703	—	—	—	—	2,799
Share-based compensation	—	—	6,648	—	—	—	—	6,648
Purchase of treasury shares	—	—	—	—	—	486,779	(22,421)	(22,421)
Net income	—	—	—	346,540	—	—	—	346,540
Dividends on common shares ($0.60 per share)	—	—	—	(41,718)	—	—	—	(41,718)
Other comprehensive income (loss) during the period	—	—	—	—	(62,097)	—	—	(62,097)
Balance at December 31, 2022	72,263,727	$ 72,264	$1,935,211	$ 1,311,258	$ (46,507)	2,894,677	$ (74,826)	$ 3,197,400

See notes to consolidated financial statements.

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands)

	2022	2021	2020
Operating Activities			
Net income	$ 346,540	$ 376,913	$ 261,988
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	18,416	17,225	15,759
Net losses on sale or disposal of premises and equipment	156	2,882	777
Net write-downs on other assets	—	260	1,715
Provision for credit losses	71,697	(35,365)	145,380
Net write-downs and (gains) losses on sale of other real estate owned	(1,773)	538	1,049
Share-based compensation expense	6,706	7,948	3,810
Amortization of intangible assets	19,744	14,965	19,612
Amortization of operating lease right of use assets	12,639	15,739	19,740
Provision for deferred taxes	(35,677)	38,411	(7,929)
Net amortization of debt securities available-for-sale	(644)	2,786	6,153
Net amortization of debt securities held-to-maturity	37	40	—
Net amortization of other investments	722	62	—
Net gain on securities	(203)	(515)	(5)
Accretion of discount on purchased loans, net	285	(16,349)	(27,351)
Net amortization on other borrowings	433	438	256
Amortization of subordinated deferrable interest debentures	1,994	1,983	1,940
Loan servicing asset impairment (recovery)	(21,824)	(14,530)	40,067
Originations of mortgage loans held for sale	(3,949,676)	(7,780,436)	(9,067,706)
Payments received on mortgage loans held for sale	23,324	53,313	43,663
Proceeds from sales of mortgage loans held for sale	4,493,742	7,459,163	9,864,464
Net (gains) losses on mortgage loans held for sale	93,133	(152,422)	(387,124)
Originations of SBA loans	(46,479)	(67,865)	(97,017)
Proceeds from sales of SBA loans	57,171	71,610	109,296
Net gains on sales of SBA loans	(5,552)	(6,623)	(7,226)
Increase in cash surrender value of bank owned life insurance	(7,305)	(5,385)	(3,630)
Gain on bank owned life insurance proceeds	(55)	(603)	(948)
Gains on sale of other loans held for sale	—	(457)	—
Loss on sale of loans	—	—	386
Gain on sale of mortgage servicing rights	(1,356)	—	—
Changes in FDIC loss-share receivable/payable, net of cash payments received	—	—	997
(Increase) decrease in interest receivable	(20,125)	19,337	(23,892)
Increase (decrease) in interest payable	6,217	(1,175)	(6,036)
Increase (decrease) in taxes payable	5,177	7,005	(12,062)
Change attributable to other operating activities	(4,991)	247	(97,730)
Net cash provided by operating activities	1,062,473	9,140	798,396

AMERIS BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands)

	2022	2021	2020
Investing Activities, net of effects of business combinations			
Proceeds from maturities of time deposits in other banks	$ —	$ 249	$ —
Purchases of securities available-for-sale	(1,172,323)	—	—
Purchases of securities held-to-maturity	(57,408)	(80,355)	—
Proceeds from prepayments and maturities of securities available-for-sale	186,849	364,907	435,204
Proceeds from prepayments and maturities of securities held-to-maturity	2,357	465	—
Net (increase) decrease in other investments	(63,959)	(18,897)	37,222
Net increase in loans	(3,345,287)	(566,237)	(1,733,057)
Payments received on other loans held for sale	—	9,136	12,954
Purchase of loan pool	(472,266)	—	—
Proceeds from sale of mortgage servicing rights	119,845	—	—
Purchases of premises and equipment	(13,568)	(25,448)	(18,116)
Proceeds from sale of premises and equipment	46	1,958	718
Proceeds from sales of other real estate owned	5,086	11,790	14,059
Purchase of bank owned life insurance	(50,000)	(150,000)	—
Payments paid to FDIC under loss-sharing agreements	—	—	(20,639)
Proceeds from bank owned life insurance	101	1,309	3,381
Proceeds from sales of other loans held for sale	—	156,803	—
Proceeds from sales of loans	—	—	69,965
Net cash proceeds received from (paid in) acquisitions	(14,003)	(126,664)	(2,417)
Net cash used in investing activities	(4,874,530)	(420,984)	(1,200,726)
Financing Activities, net of effects of business combinations			
Net increase (decrease) in deposits	$ (202,815)	$ 2,708,021	$ 2,932,864
Net decrease in securities sold under agreements to repurchase	(5,845)	(5,796)	(8,994)
Proceeds from other borrowings	3,950,000	—	7,202,981
Repayment of other borrowings	(2,814,576)	(296,325)	(8,176,491)
Repayment of subordinated deferrable interest debentures	—	—	(5,155)
Proceeds from exercise of stock options	2,799	4,532	2,262
Dividends paid - common stock	(41,610)	(41,798)	(41,685)
Purchase of treasury shares	(22,421)	(9,439)	(7,995)
Net cash provided by financing activities	865,532	2,359,195	1,897,787
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,946,525)	1,947,351	1,495,457
Cash, cash equivalents and restricted cash at beginning of period	4,064,657	2,117,306	621,849
Cash, cash equivalents and restricted cash at end of period	$ 1,118,132	$ 4,064,657	$ 2,117,306
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 86,643	$ 48,960	$ 94,786
Income taxes	$ 133,894	$ 71,807	$ 98,609
Loans transferred to other real estate owned	$ 346	$ 4,258	$ 7,398
Loans transferred from loans held for sale to loans held for investment	$ 196,891	$ 170,435	$ 196,804
Loans transferred from loans held for investment to loans held for sale	$ —	$ —	$ 179,407
Loans provided for the sales of other real estate owned	$ 2,288	$ 1,052	$ 767
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 7,226	$ 12,792	$ 54,107
Assets acquired in business combination	$ 3,216	$ 886,553	$ —
Liabilities assumed in business combination	$ (10,787)	$ 690,116	$ —
Change in unrealized gain (loss) on securities available-for-sale, net of tax	$ (62,097)	$ (17,915)	$ 15,363
Change in unrealized gain on cash flow hedge, net of tax	$ —	$ —	$ 147

See notes to consolidated financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ameris Bancorp and subsidiaries (the "Company" or "Ameris") is a financial holding company headquartered in Atlanta, Georgia, and whose primary business is presently conducted by Ameris Bank, its wholly owned banking subsidiary (the "Bank"). Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers concentrated in select markets in Georgia, Alabama, Florida, North Carolina and South Carolina. The Bank also engages in mortgage banking activities, and, as such, originates, acquires, sells and services one-to-four family residential mortgage loans in the Southeast. The Bank also originates, administers and services commercial insurance premium loans and SBA loans made to borrowers throughout the United States. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiaries. Variable Interest Entities for which the Company or its subsidiaries have been determined to be the primary beneficiary are also consolidated. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Acquisition Accounting

In accounting for business combinations, the Company uses the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Under the acquisition method of accounting, assets acquired, liabilities assumed and consideration exchanged are recorded at their respective acquisition date fair values. Any identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented or exchanged separately from the entity). If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Determining the fair value of assets and liabilities is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values becomes available. In addition, management will assess and record the deferred tax assets and deferred tax liabilities resulting from differences in the carrying value of acquired assets and assumed liabilities for financial reporting purposes and their basis for income tax purposes, including acquired net operating loss carryforwards and other acquired assets with built-in losses that are expected to be settled or otherwise recovered in future periods where the realization of such benefits would be subject to applicable limitations under Section 382 of the Internal Revenue Code of 1986, as amended.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. Loans which have experienced more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment, are considered purchased credit deteriorated ("PCD") loans. At acquisition, expected credit losses for purchased loans with credit deterioration are initially recognized as an allowance for credit losses and are added to the purchase price to determine the amortized cost basis of the loans. Any non-credit discount or premium resulting from acquiring such loans is recognized as an adjustment to interest income over the remaining lives of the loans. Subsequent to the acquisition date, the change in the allowance for credit losses on PCD loans is recognized through provision for credit losses. The non-credit discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the PCD loan on a level-yield basis. Purchased loans which do not meet the criteria to be classified as PCD loans are recorded at fair value as of the acquisition date and no allowance for credit losses is carried over from the seller. The resulting purchase discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the non-PCD loan on a level-yield basis.

Transfer of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks, federal funds sold and restricted cash. Restricted cash held for securitization investors, which are reported on the Company's consolidated balance sheets in cash and due from banks, was $0 and $43.0 million at December 31, 2022 and 2021, respectively.

Investment Securities

The Company classifies its debt securities in one of three categories: (i) trading, (ii) held-to-maturity or (iii) available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other debt securities are classified as available-for-sale.

Available-for-sale securities are carried at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders' equity until realized. Held-to-maturity securities are carried at amortized cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the expected life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date. The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the consolidated balance sheets. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the years ended December 31, 2022, 2021 and 2020. Accrued interest receivable on debt securities totaled $7.7 million and $2.4 million as of December 31, 2022 and 2021, respectively.

The Company evaluates available-for-sale securities in an unrealized loss position to determine if credit-related impairment exists. The Company first evaluates whether it intends to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is attributable to credit or resulted from other factors. If credit-related impairment exists, the Company recognizes an allowance for credit losses ("ACL"), limited to the amount by which the fair value is less than the amortized cost basis. Refer to Note 3 for additional information related to the ACL for available-for-sale securities. Any impairment not recognized through an ACL is recognized in other comprehensive income, net of tax, as a non credit-related impairment.

The Company uses a systematic methodology to determine its ACL for debt securities held-to-maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held-to-maturity portfolio. The Company monitors the held-to-maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. As of December 31, 2022 and 2021, the Company had $134.9 million and $79.9 million held-to-maturity securities, respectively, and no related valuation account.

Other Investments

Other investments include Federal Home Loan Bank ("FHLB") stock. These investments do not have readily determinable fair values due to restrictions placed on transferability and therefore are carried at cost. These investments are periodically evaluated for impairment based on ultimate recovery of par value or cost basis. Both cash and stock dividends are reported as income.

Also included in other investments are 57,611 Visa Class B restricted shares owned by the Bank with a carrying value of approximately $242,000 as of December 31, 2022. These shares are transferable only under limited circumstances until they can be converted into the publicly traded Visa Class A common shares. This conversion will not occur until the settlement of certain litigation which will be indemnified by Visa members, including the Bank. Visa funded an escrow account from its initial public offering to settle these litigation claims. Should this escrow account be insufficient to cover these litigation claims, Visa is entitled to fund additional amounts to the escrow account by reducing each member bank's Visa Class B conversion ratio to unrestricted Visa Class A shares. As of December 31, 2022, the conversion ratio was 1.5991.

Loans Held for Sale

Mortgage and SBA loans held for sale are carried at the estimated fair value, as determined by outstanding commitments from third party investors in the secondary market. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of mortgage loans held for sale and realized gains and losses upon ultimate sale of the mortgage loans held for sale are classified as mortgage banking activity in the consolidated statements of income. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of SBA loans held for sale and realized gains and losses upon ultimate sale of the SBA loans held for sale are classified as gain on sale of SBA loans in the consolidated statements of income. Other loans held for sale are carried at the lower of amortized cost or fair value.

Servicing Rights

When mortgage and SBA loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in mortgage banking activity or gain on sale of SBA loans accordingly. Fair value is based on market prices for comparable servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. The Company assumed the servicing of certain indirect automobile loans in an acquisition. The servicing asset was recorded at fair value on the date of acquisition and follows the amortization method.

Servicing fee income, which is reported on the income statement in mortgage banking activity for serviced mortgage loans and other noninterest income for all other serviced loans, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into strata based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized for a particular stratum through a valuation allowance, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular stratum, a reduction of the valuation allowance may be recorded as an increase to income. Changes in valuation allowances related to servicing rights are reported in mortgage banking activity and other noninterest income on the income statement. Refer to Note 23 for additional information related to the valuation allowance on servicing rights. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Loans

Loans are reported at their outstanding principal balances less unearned income, net of deferred fees, origination costs and unaccreted or unamortized non-credit purchase discounts or premiums, respectively. Interest income is accrued on the outstanding principal balance. For all classes of loans, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Interest income on mortgage and commercial loans is discontinued and placed on nonaccrual status at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Mortgage loans and commercial loans are charged off to the extent principal or interest is deemed uncollectible. Consumer loans continue to accrue interest until they are charged off, generally between 90 and 120 days past due, unless the loan is in the process of collection. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. Interest received on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses - Loans

Under the current expected credit loss model, the allowance for credit losses ("ACL") on loans is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.

The Company estimates the ACL on loans based on the underlying loans' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of ACL. Accrued interest receivable on loans is reported in other assets on the consolidated balance sheets and totaled $69.3 million and $54.8 million at December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company carried an ACL of $0 and $214,000, respectively, related to deferred interest on loans modified under its Disaster Relief Program.

Expected credit losses are reflected in the allowance for credit losses through a charge to provision for credit losses. The Company measures expected credit losses of loans on a collective (pool) basis, when the loans share similar risk characteristics. Depending on the nature of the pool of loans with similar risk characteristics, the Company estimates a quantitative component which currently uses the discounted cash flow ("DCF") method or the PD×LGD method which may be adjusted for qualitative factors as discussed further below.

The Company's methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions over a period that has been determined to be reasonable and supportable, to the identified pools of loans with similar risk characteristics for which the historical loss experience was observed. The Company's methodologies revert back to historical loss information on a straight-line basis over four quarters when it can no longer develop reasonable and supportable forecasts.

The Company has identified the following pools of loans with similar risk characteristics for measuring expected credit losses:

Commercial, financial, and agricultural - These loans and leases include both secured and unsecured borrowings for working capital, expansion, crop production, equipment finance and other business purposes. Commercial, financial and agricultural loans also include certain U.S. Small Business Administration ("SBA") loans, including loans outstanding under the SBA's Paycheck Protection Program ("PPP"). Short-term working capital loans are secured by non-real estate collateral such as accounts receivable, crops, inventory and equipment. The Bank evaluates the financial strength, cash flow, management, credit history of the borrower and the quality of the collateral securing the loan. The Bank often requires personal guarantees and secondary sources of repayment on commercial, financial and agricultural loans.

Consumer - These loans include home improvement loans, direct automobile loans, boat and recreational vehicle financing, personal lines of credit, and both secured and unsecured personal loans. Consumer loans carry greater risks than other loans, as the collateral can consist of rapidly depreciating assets such as automobiles and equipment that may not provide an adequate source of repayment of the loan in the case of default.

Indirect automobile - Indirect automobile loans are secured by automobile collateral, generally new and used cars and trucks from auto dealers that operate within selected states. Repayment of these loans depends largely on the personal income of the borrowers which can be affected by changes in economic conditions such as unemployment levels. Collateral consists of rapidly depreciating assets that may not provide an adequate source of repayment of the loan in the event of default.

Mortgage warehouse - Mortgage Warehouse facilities are provided to unaffiliated mortgage origination companies and are collateralized by one-to-four family residential loans or mortgage servicing rights. The originator closes new mortgage loans with the intent to sell these loans to third party investors for a profit. The Bank provides funding to the mortgage companies for the period between the origination and their sale of the loan. The Bank has a policy that requires that it separately validate that each residential mortgage loan was underwritten consistent with the underwriting requirements of the final investor or market standards prior to advancing funds. The Bank is repaid with the proceeds received from sale of the mortgage loan to the final investor.

Municipal - Municipal loans consists of loans made to counties, municipalities and political subdivisions. The source of repayment for these loans is either general revenue of the municipality or revenues of the project being financed by the loan. These loans may be secured by real estate, machinery, equipment or assignment of certain revenues.

Premium Finance - Premium finance provides loans for the acquisition of certain commercial insurance policies. Repayment of these loans is dependent on the cash flow of the insured which can be affected by changes in economic conditions. The Bank has procedures in place to cancel the insurance policy after default by the borrower to minimize the risk of loss.

Real Estate - Construction and Development - Construction and development loans include loans for the development of residential neighborhoods, one-to-four family home residential construction loans to builders and consumers, and commercial real estate construction loans, primarily for owner-occupied and investment properties. The Company limits its construction lending risk through adherence to established underwriting procedures.

Real Estate - Commercial and Farmland - Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space. Lodging (hotel / motel) loans are a subsegment of commercial real estate loans. Commercial real estate loans may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Real Estate - Residential - The Company's residential loans include permanent mortgage financing and home equity lines of credit secured by residential properties located within the Bank's market areas. Residential real estate loans also include purchased loan pools secured by residential properties located outside the Bank's market area.

<u>Discounted Cash Flow Method</u>

The Company uses the discounted cash flow method to estimate expected credit losses for the commercial, financial and agricultural, consumer, real estate - construction and development, real estate - commercial and farmland and real estate - residential loan segments. For each of these loan segments, the Company generates cash flow projections at the loan level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds and curtailment rates are based on historical internal data. The prepayment speeds additionally utilize a forward-looking third-party prepayment model, which considers current conditions and reasonable and supportable forecasts of future economic conditions.

The Company uses regression analysis of historical internal and peer loss data to determine suitable macroeconomic variables to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the macroeconomic variables over a reasonable and supportable forecast period. For all loan pools utilizing the DCF method, the Company uses a combination of national and regional data including gross domestic product, commercial real estate price indices, home price indices, unemployment rates, retail sales, and rental vacancy rates depending on the nature of the underlying loan pool and how well that macroeconomic variable correlates to expected future losses.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections comprising multiple weighted scenarios from a reputable and independent third party to inform its macroeconomic variable forecasts over the four-quarter forecast period.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the loan level. Loan effective yield is calculated, net of the impacts of prepayment assumptions, and the loan expected cash flows are then discounted at that effective yield to produce a loan-level net present value of expected cash flows ("NPV"). An ACL is established for the difference between the loan's NPV and amortized cost basis.

<u>PD×LGD Method</u>

The Company uses the PD×LGD method to estimate expected credit losses ("EL") for the indirect automobile, municipal and premium finance loan segments. Under the PD×LGD method, the loss rate is a function of two components: (1) the lifetime default rate ("PD"); and (2) the loss given default ("LGD"). For the indirect automobile and premium finance loan segments, calculations of lifetime default rates and corresponding loss given default rates of static pools are performed. The PD×LGD method uses the default rates and loss given default rates of different static pools to quantify the relationship between those rates and the credit mix of the pools and applies that relationship on a going forward basis. The Company has not incurred any historical defaults or charge offs in its municipal portfolio. Therefore, in lieu of historical loss rates, the Company applies historical benchmarking PD and LGD ratios provided by a reputable and independent third party to the current municipal loan balance.

Qualitative Factors

The Company uses qualitative factors for model limitations and risk uncertainty as well as for loan segment specific risks that cannot be addressed in the quantitative methods. Any additional qualitative factor reserves needed will be approved by the Allowance Committee quarterly. Sources for quantitative metrics for qualitative factor adjustments include, but are not limited to, third-party economic and forecast analysis, default rate & loss studies, academic studies, historical loss rate benchmarking (internal & external) and statistical modeling and adjustments.

Vintage Method

Prior to the second quarter of 2021, the Company used a vintage method to estimate expected credit losses for the indirect automobile loans segment. The Company's vintage analysis was based on loss rates by origination date and included data on loan amounts, loan charge-offs and recoveries by date. Using this information, vintage tables were created to evaluate loss rate patterns and develop estimated losses by vintage year. Once the tables were calculated, reserves were estimated by multiplying the balance of a given origination year by the remaining loss to be experienced by that vintage.

Individually Evaluated Assets

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent loans where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The Company may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

The Company's estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled debt restructuring.

A loan that has been modified or renewed is considered a troubled debt restructuring ("TDR") when two conditions are met: (1) the borrower is experiencing financial difficulty; and (2) concessions are made for the borrower's benefit that would not otherwise be considered for a borrower or transaction with similar credit risk characteristics. The Company's ACL reflects all effects of a TDR when an individual asset is specifically identified as a reasonably expected TDR. The Company has determined that a TDR is reasonably expected no later than the point when the lender concludes that modification is the best course of action and it is at least reasonably possible that the troubled borrower will accept some form of concession from the lender to avoid a default. Reasonably expected TDRs and executed non-performing TDRs are evaluated individually to determine the required ACL. TDRs performing in accordance with their modified contractual terms for a reasonable period of time may be included in the Company's existing pools based on the underlying risk characteristics of the loan to measure the ACL.

<u>Guidance on Non-TDR Loan Modifications due to COVID-19</u>

In April 2020, various regulatory agencies, including the Federal Reserve and the FDIC, issued a revised interagency statement encouraging financial institutions to work with customers affected by COVID-19 and providing additional information regarding loan modifications. The revised interagency statement clarifies the interaction between the interagency statement issued on March 22, 2020 and the temporary relief provided by Section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). Section 4013 of the CARES Act allows financial institutions to suspend the requirements to classify certain loan modifications as TDRs. The revised statement also provides supervisory interpretations on past due and nonaccrual regulatory reporting of loan modification programs and regulatory capital. In December 2020, the 2021 Consolidated Appropriations Act was signed into law and extended the provisions of Section 4013 through the earlier of 60 days after the national emergency termination date or January 1, 2022 and, accordingly, these provisions expired on January 1, 2022.

Charge-offs and Recoveries

Loan losses are charged against the allowance when management believes the collection of a loan's principal is unlikely. Subsequent recoveries are credited to the allowance. Consumer loans are charged-off in accordance with the Federal Financial Institutions Examination Council's ("FFIEC") Uniform Retail Credit Classification and Account Management Policy. Commercial loans are charged-off when they are deemed uncollectible, which usually involves a triggering event within the collection effort. If the loan is collateral dependent, the loss is more easily identified and is charged-off when it is identified, usually based upon receipt of an appraisal. However, when a loan has guarantor support, and the guarantor demonstrates willingness and capacity to support the debt, the Company may carry the estimated loss as a reserve against the loan while collection efforts with the guarantor are pursued. If, after collection efforts with the guarantor are complete, the deficiency is still considered uncollectible, the loss is charged-off and any further collections are treated as recoveries. In all situations, when a loan is downgraded to a loan risk rating of 9 (Loss per the regulatory guidance), the uncollectible portion is charged-off.

Loan Commitments and Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company's consolidated statements of income. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees and is included in other liabilities on the Company's consolidated balance sheets.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. In general, estimated lives for buildings are up to 40 years, furniture and equipment useful lives range from three to 20 years and the lives of software and computer related equipment range from three to five years. Leasehold improvements are amortized over the life of the related lease, or the related assets, whichever is shorter. Expenditures for major improvements of the Company's premises and equipment are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings.

Leases

The Company has entered into various operating leases for certain branch locations, ATM locations, loan production offices, and corporate support services locations. Generally, these leases have initial lease terms of 13 years or less. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at our sole discretion. The Company does not consider exercise of any lease renewal options reasonably certain. Certain of our lease agreements contain early termination options. No renewal options or early termination options have been included in the calculation of the operating right-of-use assets or operating lease liabilities. Certain of our lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. Incremental borrowing rates on January 1, 2019 were used for operating leases that commenced prior to that date. At the commencement date, the company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. At December 31, 2022, the Company had no leases classified as finance leases.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets purchased in business combinations. Goodwill is required to be tested annually for impairment or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performs its annual impairment testing of goodwill in the fourth quarter of each year.

Intangible assets include core deposit premiums from various past bank acquisitions as well as intangible assets recorded in connection with certain non-bank acquisitions for referral relationships, trade names, non-compete agreements and patent assets. Intangible assets are initially recognized based on a valuation performed as of the acquisition date.

Core deposit premiums acquired in various past bank acquisitions are based on the established value of acquired customer deposits. The core deposit premium is amortized over an estimated useful life of seven to ten years.

The referral relationship intangibles are amortized over an estimated useful life of eight to ten years. Trade name intangible assets are being amortized over an estimated useful life of five to seven years. Non-compete agreement and patent intangible assets are being amortized over estimated useful lives of three years and ten years, respectively.

Amortization periods for intangible assets are reviewed annually in connection with the annual impairment testing of goodwill.

Cash Value of Bank Owned Life Insurance

The Company has purchased life insurance policies on certain officers. The life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for credit losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations in credit resolution-related expenses in the consolidated statements of income.

Income Taxes

Deferred income tax assets and liabilities are the expected future tax amounts for temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

The Company evaluates income tax positions using the recognition and cumulative-probability measurement thresholds. The Company includes the current and deferred tax effects of its tax positions in the financial statements only when it is more likely than not that the position would be sustained based on their technical merits. For positions that meet that recognition threshold, the company utilizes the cumulative probability measurement and records the largest amount, considering possible settlement outcomes, that is greater than 50% likely of realization upon settlement with the taxing authorities. In determining whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, the Company assumes the taxing authority will examine the position and have full knowledge of all relevant information.

The Company recognizes interest and penalties related to income tax matters in other noninterest expenses.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Share-Based Compensation

The Company accounts for its stock compensation plans using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company recorded approximately $6.7 million, $7.9 million, and $3.9 million of share-based compensation cost for the years ended December 31, 2022, 2021 and 2020, respectively. The Company recognizes forfeitures as they occur.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of shareholders' equity.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and the effect of the issuance of potential common shares that are dilutive. Potential common shares consist of stock options and restricted shares for the years ended December 31, 2022, 2021 and 2020, and are determined using the treasury stock method. The Company has determined that certain of its outstanding non-vested stock awards are participating securities, since all dividends on these awards are paid similar to other dividends. The difference between earnings per share calculated under the treasury method versus under the two class method which is required when participating securities exist is immaterial.

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

	Years Ended December 31,		
(dollars and shares in thousands)	2022	2021	2020
Net income available to common shareholders	$ 346,540	$ 376,913	$ 261,988
Weighted average number of common shares outstanding	69,194	69,432	69,256
Effect of dilutive stock options	17	61	23
Effect of dilutive restricted stock awards	80	143	129
Effect of performance stock units	129	125	18
Weighted average number of common shares outstanding used to calculate diluted earnings per share	69,420	69,761	69,426

For the years ended December 31, 2022 and 2021, there were no outstanding options exerciseable for common shares with strike prices that would cause the underlying shares to be anti-dilutive. For the year ended December 31, 2020, there were 197,765 options exerciseable for common shares with strike prices that would cause the underlying shares to be anti-dilutive. Therefore, such option shares have been excluded.

Derivative Instruments and Hedging Activities

The goal of the Company's interest rate risk management process is to minimize the volatility in the net interest margin caused by changes in interest rates. Derivative instruments are used to hedge certain assets or liabilities as a part of this process. The Company is required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. All derivative instruments are required to be carried at fair value on the balance sheet.

Mortgage Banking Derivatives

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. In order to hedge the change in interest rates resulting from its commitments to fund the loans, the Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are included in mortgage banking activity in the Company's consolidated statement of income.

Customer Derivatives

The Company also enters into interest rate derivative agreements to facilitate the risk management strategies of certain clients. The Company mitigates this risk by entering into equal and offsetting interest rate swap agreements with highly rated third-party financial institutions. The interest rate derivative agreements are free-standing derivatives and are recorded at fair value with any unrealized gain or loss recorded in other noninterest income in the Company's consolidated statements of income. These instruments, and their offsetting positions, are recorded in other assets and other liabilities on the consolidated balance sheets.

Revenue Recognition

With the exception of gains/losses on the sale of OREO discussed below, revenue from contracts with customers ("ASC 606 Revenue") is recorded in the service charges on deposit accounts category, the other service charges, commissions and fees category and the other noninterest income category in the Company's consolidated statement of income as part of noninterest income. Substantially all ASC 606 Revenue is recorded in the Banking Division.

Debit Card Interchange Fees - The Company earns debit card interchange fees from debit cardholder transactions conducted through various payment networks. Interchange fees from debit cardholders transactions represent a percentage of the underlying transaction amount and are recognized daily, concurrently with the transaction processing services provided to the debit cardholder.

Overdraft Fees - Overdraft fees are recognized at the point in time that the overdraft occurs.

Other Service Charges on Deposit Accounts - Other service charges on deposit accounts include both transaction-based fees and account maintenance fees. Transaction based fees, which include wire transfer fees, stop payment charges, statement rendering, and automated clearing house ("ACH") fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation.

ATM Fees - Transaction-based ATM usage fees are recognized at the time the transaction is executed as that is the point at which the Company satisfies the performance obligation.

Gains on the Sale of OREO - The net gains and losses on sales of OREO are recorded in credit resolution related expenses in the Company's consolidated statement of income. The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain on sale is recorded upon the transfer of control of the property to the buyer. The Company does not provide financing for the sale of OREO unless these criteria are met and the OREO can be derecognized.

Trust and Wealth Management - Trust and wealth management income is primarily comprised of fees earned from personal trust administration, estate settlement, investment management, employee benefit plan administration, custody, United States tax code sections 1031/1033 exchanges ("Sections 1031/1033 exchanges") and escrow accounts. Personal trust administration, investment management, employee benefit plan administration and custody fees are generally earned/accrued monthly with billings typically done monthly, and are based on the assets/trust under management or administration and services with certain annual minimum fees provided as outlined in the applicable fee schedule. Sections 1031/1033 exchanges and escrow accounts fees are based on a contractual agreement. The Company's fiduciary obligations are generally satisfied over time and the resulting fees are recognized monthly, based upon the monthly average market value of the assets under management and the applicable fee rate. Payment is typically received in the following month. The Company does not earn performance-based incentives.

Comprehensive Income

The Company's comprehensive income consists of net income, changes in the net unrealized holding gains and losses of securities available-for-sale and unrealized gain or loss on the effective portion of cash flow hedges. These amounts are carried in accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income and are presented net of taxes.

Fair Value Measures

Fair values of assets and liabilities are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular assets and liabilities. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments

The Company has five reportable segments, the Banking Division, the Retail Mortgage Division, the Warehouse Lending Division, the SBA Division and the Premium Finance Division. The Banking Division derives its revenues from the delivery of full service financial services to include commercial loans, consumer loans and deposit accounts. The Retail Mortgage Division derives its revenues from the origination, sales and servicing of one-to-four family residential mortgage loans. The Warehouse Lending Division derives its revenues from the origination and servicing of warehouse lines to other businesses that are secured by underlying one-to-four family residential mortgage loans and residential mortgage servicing rights. The SBA Division derives its revenues from the origination, sales and servicing of SBA loans. The Premium Finance Division derives its revenues from the origination and servicing of commercial insurance premium finance loans.

The Banking, Retail Mortgage, Warehouse Lending, SBA and Premium Finance Divisions are managed as separate business units because of the different products and services they provide. The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers.

Variable Interest Entities

The Company has assumed certain securitization transactions which involve the use of variable interest entities ("VIE"). A VIE is consolidated when it is determined to be the primary beneficiary. When a company has a variable interest in a VIE, it qualitatively assesses whether it has a controlling financial interest in the entity and, if so, whether it is the primary beneficiary. In applying the qualitative assessment to identify the primary beneficiary of a VIE, the company is determined to have a controlling financial interest if it has (i) the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company considers the VIE's purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

Economic interest in the securitized and sold assets are generally retained in the form of senior or subordinated interest, cash reserve accounts, residual interest and servicing rights. The Company was determined to be the primary beneficiary of the VIE and the VIEs are consolidated in the Company's financial statements. The securitizations are accounted for as secured borrowings. Each of the securitization facilities were fully redeemed in January 2022. Refer to Note 8 for additional information.

The investors in the securitizations generally have no recourse to the Company's other assets outside the customary market representation and warranty provisions.

Accounting Standards Pending Adoption

ASU No. 2022-06 - Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. ASU No. 2022-06 extends the temporary relief in Topic 848 from December 31, 2022 to December 31, 2024. Topic 848 provides optional guidance to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting. The objective of this guidance is to provide temporary relief during the transition period away from LIBOR toward new interest rate benchmarks. This update is effective upon issuance. The Company is currently evaluating the impact of adopting the relief in Topic 848 on the consolidated financial statements.

ASU No. 2022-02 – Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02"). ASU 2022-02 eliminates the troubled debt restructuring ("TDR") measurement and recognition guidance and requires that entities evaluate whether the modification represents a new loan or a continuation of an existing loan consistent with the accounting for other loan modifications. Additional disclosures relating to modifications to borrowers experiencing financial difficulty are required under ASU 2022-02. ASU 2022-02 also requires disclosure of current-period gross write-offs by year of origination. ASU 2022-02 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The amendments of ASU 2022-02 should be adopted prospectively except for the amendments related to the recognition and measurement of TDRs where a modified retrospective transition method is optional. Early adoption is permitted. The Company adopted these amendments prospectively, except for the recognition and measurement of TDRs which the Company elected the optional modified retrospective transition method, effective January 1, 2023 and the impact of adoption was not material to the consolidated financial statements.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentations.

NOTE 2. BUSINESS COMBINATIONS

Balboa Capital Corporation

On December 13, 2021, the Company announced the acquisition of Balboa Capital Corporation ("Balboa"), a point of sale and direct online provider of lending solutions to small and mid-sized businesses nationwide. The acquisition was not material to the financial results of the Company. Goodwill of $87.6 million and other intangibles of $68.9 million were recorded in the acquisition. None of the goodwill is expected to be deductible for tax purposes.

NOTE 3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale along with allowance for credit losses, gross unrealized gains and losses are summarized as follows:

(dollars in thousands) Securities available-for-sale	Amortized Cost		Allowance for Credit Losses		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2022									
U.S. Treasuries	$	775,784	$	—	$	131	$	(16,381)	$	759,534
U.S. government-sponsored agencies		1,036		—		—		(57)		979
State, county and municipal securities		35,358		—		17		(1,180)		34,195
Corporate debt securities		16,397		(75)		—		(396)		15,926
SBA pool securities		29,422		—		3		(2,027)		27,398
Mortgage-backed securities		701,008		—		113		(39,093)		662,028
Total debt securities available-for-sale	$	1,559,005	$	(75)	$	264	$	(59,134)	$	1,500,060
December 31, 2021									
U.S. government-sponsored agencies	$	7,084	$	—	$	88	$	—	$	7,172
State, county and municipal securities		45,470		—		2,342		—		47,812
Corporate debt securities		27,897		—		719		(120)		28,496
SBA pool securities		44,312		—		958		(69)		45,201
Mortgage-backed securities		448,124		—		15,822		(6)		463,940
Total debt securities available-for-sale	$	572,887	$	—	$	19,929	$	(195)	$	592,621

The amortized cost and estimated fair value of securities held-to-maturity along with gross unrealized gains and losses are summarized as follows:

(dollars in thousands) Securities held-to-maturity	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2022								
State, county and municipal securities	$	31,905	$	—	$	(5,380)	$	26,525
Mortgage-backed securities		102,959		—		(14,946)		88,013
Total debt securities held-to-maturity	$	134,864	$	—	$	(20,326)	$	114,538
December 31, 2021								
State, county and municipal securities	$	8,905	$	4	$	(198)	$	8,711
Mortgage-backed securities		70,945		—		(1,450)		69,495
Total debt securities held-to-maturity	$	79,850	$	4	$	(1,648)	$	78,206

The amortized cost and estimated fair value of debt securities available-for-sale and held-to-maturity as of December 31, 2022, by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Available-for-Sale				Held-to-Maturity			
(dollars in thousands)	Amortized Cost		Estimated Fair Value		Amortized Cost		Estimated Fair Value	
Due in one year or less	$	51,085	$	51,049	$	—	$	—
Due from one year to five years		756,739		739,514		—		—
Due from five to ten years		25,450		24,679		—		—
Due after ten years		24,723		22,790		31,905		26,525
Mortgage-backed securities		701,008		662,028		102,959		88,013
	$	1,559,005	$	1,500,060	$	134,864	$	114,538

Securities with a carrying value of approximately $861.6 million and $366.7 million at December 31, 2022 and 2021, respectively, serve as collateral to secure public deposits, securities sold under agreements to repurchase and for other purposes required or permitted by law.

The following table shows the gross unrealized losses and estimated fair value of available-for-sale securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2022 and 2021.

	Less Than 12 Months		12 Months or More		Total	
(dollars in thousands) Securities available-for-sale	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2022						
U.S. Treasuries	$ 725,250	$ (16,381)	$ —	$ —	$ 725,250	$ (16,381)
U.S. government-sponsored agencies	979	(57)	—	—	979	(57)
State, county and municipal securities	27,438	(1,180)	—	—	27,438	(1,180)
Corporate debt securities	13,271	(126)	1,155	(270)	14,426	(396)
SBA pool securities	17,806	(1,298)	9,329	(729)	27,135	(2,027)
Mortgage-backed securities	620,544	(37,774)	16,847	(1,319)	637,391	(39,093)
Total debt securities	$ 1,405,288	$ (56,816)	$ 27,331	$ (2,318)	$ 1,432,619	$ (59,134)
December 31, 2021						
Corporate debt securities	$ —	$ —	$ 1,380	$ (120)	$ 1,380	$ (120)
SBA pool securities	1,312	(6)	2,572	(63)	3,884	(69)
Mortgage-backed securities	5,514	(6)	1	—	5,515	(6)
Total debt securities	$ 6,826	$ (12)	$ 3,953	$ (183)	$ 10,779	$ (195)

As of December 31, 2022, the Company's available-for-sale security portfolio consisted of 447 securities, 433 of which were in an unrealized loss position. At December 31, 2022, the Company held 337 mortgage-backed securities that were in an unrealized loss position. At December 31, 2022, the Company also held 33 SBA pool securities, 29 state, county and municipal securities, six corporate securities, 27 U.S. treasury securities and one U.S. government-sponsored agency security that were in an unrealized loss position.

The following table shows the gross unrealized losses and estimated fair value of held-to-maturity securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at September 30, 2021:

	Less Than 12 Months		12 Months or More		Total	
(dollars in thousands) Securities held-to-maturity	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2022						
State, county and municipal securities	$ 16,512	$ (1,488)	$ 10,013	$ (3,892)	$ 26,525	$ (5,380)
Mortgage-backed securities	32,471	(1,925)	55,542	(13,021)	88,013	(14,946)
Total debt securities held-to-maturity	$ 48,983	$ (3,413)	$ 65,555	$ (16,913)	$ 114,538	$ (20,326)
December 31, 2021						
State, county and municipal securities	$ 3,707	$ (198)	$ —	$ —	$ 3,707	$ (198)
Mortgage-backed securities	69,495	(1,450)	—	—	69,495	(1,450)
Total debt securities held-to-maturity	$ 73,202	$ (1,648)	$ —	$ —	$ 73,202	$ (1,648)

As of December 31, 2022, the Company's held-to-maturity security portfolio consisted of 25 securities, all of which were in an unrealized loss position. At December 31, 2022, the Company held 19 mortgage-backed securities and six state, county and municipal securities that were in an unrealized loss position.

At December 31, 2022 and 2021, all of the Company's mortgage-backed securities were obligations of government-sponsored agencies.

Management and the Company's Asset and Liability Committee (the "ALCO Committee") evaluates available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine if credit-related impairment exists. Management first evaluates whether they intend to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, management evaluates whether the decline in fair value is attributable to credit or resulted from other factors. The Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2022, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Based on the results of management's review, at December 31, 2022, management determined $75,000 was attributable to credit impairment and increased the allowance for credit losses accordingly. The remaining $59.1 million in unrealized loss was determined to be from factors other than credit, primarily changes in market interest rates.

	For the Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Allowance for credit losses			
Beginning balance	$ —	$ 112	$ —
Current-period provision for expected credit losses	75	(112)	112
Ending balance	$ 75	$ —	$ 112

The Company's held-to-maturity securities have no expected credit losses and no related allowance for credit losses has been established.

Net gain on securities reported on the consolidated statements of income is comprised of the following:

	For the Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Unrealized holding gains (losses) on equity securities	$ (67)	$ (17)	$ 5
Net realized gains on sales of other investments	270	532	—
Net gain on securities	$ 203	$ 515	$ 5

NOTE 4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans

Loans are stated at amortized cost. Balances within the major loans receivable categories are presented in the following table.

	December 31,	
(dollars in thousands)	2022	2021
Commercial, financial and agricultural	$ 2,679,403	$ 1,875,993
Consumer	384,037	191,298
Indirect automobile	108,648	265,779
Mortgage warehouse	1,038,924	787,837
Municipal	509,151	572,701
Premium finance	1,023,479	798,409
Real estate – construction and development	2,086,438	1,452,339
Real estate – commercial and farmland	7,604,867	6,834,917
Real estate – residential	4,420,306	3,094,985
	$ 19,855,253	$ 15,874,258

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is charged against interest income. Interest received on loans that are classified as nonaccrual is subsequently applied to principal until the loans are returned to accrual status. The Company's loan policy states that a nonaccrual loan may be returned to accrual status when (i) none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (ii) it otherwise becomes well secured and in the process of collection. Restoration to accrual status on any given loan must be supported by a well-documented credit evaluation of the borrower's financial condition and the prospects for full repayment, approved by the Company's Chief Credit Officer. Past due loans are loans whose principal or interest is past due 30 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms.

The following table presents an analysis of loans accounted for on a nonaccrual basis:

	December 31,	
(dollars in thousands)	2022	2021
Commercial, financial and agricultural	$ 11,094	$ 14,214
Consumer	420	476
Indirect automobile	346	947
Real estate – construction and development	523	492
Real estate – commercial and farmland	13,203	15,365
Real estate – residential [1]	109,222	53,772
	$ 134,808	$ 85,266

[1] Included in real estate - residential were $69.6 million and $30.4 million of serviced GNMA-guaranteed nonaccrual loans at December 31, 2022 and 2021, respectively.

There was no interest income recognized on nonaccrual loans during the years ended December 31, 2022 and 2021.

The following table presents an analysis of nonaccrual loans with no related allowance for credit losses:

(dollars in thousands)	December 31, 2022	December 31, 2021
Commercial, financial and agricultural	$ 33	$ 262
Real estate – construction and development	—	209
Real estate – commercial and farmland	1,464	2,015
Real estate – residential	58,734	29,556
	$ 60,231	$ 32,042

The following tables present an analysis of past-due loans as of December 31, 2022 and 2021:

(dollars in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
December 31, 2022							
Commercial, financial and agricultural	$ 16,219	$ 5,451	$ 11,632	$ 33,302	$ 2,646,101	$ 2,679,403	$ 3,267
Consumer	2,539	3,163	741	6,443	377,594	384,037	472
Indirect automobile	466	77	267	810	107,838	108,648	—
Mortgage warehouse	—	—	—	—	1,038,924	1,038,924	—
Municipal	—	—	—	—	509,151	509,151	—
Premium finance	13,859	10,620	13,626	38,105	985,374	1,023,479	13,626
Real estate – construction and development	25,367	3,829	966	30,162	2,056,276	2,086,438	500
Real estate – commercial and farmland	1,738	168	10,223	12,129	7,592,738	7,604,867	—
Real estate – residential	35,015	11,329	106,170	152,514	4,267,792	4,420,306	—
Total	$ 95,203	$ 34,637	$ 143,625	$ 273,465	$19,581,788	$19,855,253	$ 17,865

(dollars in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
December 31, 2021							
Commercial, financial and agricultural	$ 3,431	$ 2,005	$ 12,017	$ 17,453	$ 1,858,540	$ 1,875,993	$ 1,165
Consumer	1,786	871	891	3,548	187,750	191,298	584
Indirect automobile	772	185	473	1,430	264,349	265,779	—
Mortgage warehouse	—	—	—	—	787,837	787,837	—
Municipal	—	—	—	—	572,701	572,701	—
Premium finance	6,992	4,340	9,134	20,466	777,943	798,409	9,134
Real estate – construction and development	16,601	1,398	2,190	20,189	1,432,150	1,452,339	1,758
Real estate – commercial and farmland	6,713	1,150	5,924	13,787	6,821,130	6,834,917	7
Real estate – residential	17,729	4,266	49,839	71,834	3,023,151	3,094,985	—
Total	$ 54,024	$ 14,215	$ 80,468	$ 148,707	$15,725,551	$15,874,258	$ 12,648

Collateral-Dependent Loans

Collateral-dependent loans are loans where repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. If the Company determines that foreclosure is probable, these loans are written down to the lower of cost or collateral value less estimated costs to sell. When repayment is expected to be from the operation of the collateral, the allowance for credit losses is calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. The Company may, in the alternative, measure the allowance for credit loss as the amount by which the amortized cost basis of the financial asset exceeded the estimated fair value of the collateral. As of December 31, 2022 and 2021, there were $41.8 million and $52.1 million, respectively, of collateral-dependent loans which are primarily secured by real estate, equipment and receivables.

The following table presents an analysis of collateral-dependent financial assets and related allowance for credit losses:

(dollars in thousands)	December 31, 2022		December 31, 2021	
	Balance	Allowance for Credit Losses	Balance	Allowance for Credit Losses
Commercial, financial and agricultural	$ 7,128	$ 6,294	$ 2,613	$ 723
Premium finance	3,233	—	2,989	30
Real estate – construction and development	780	13	1,432	45
Real estate – commercial and farmland	15,168	1,428	33,332	6,646
Real estate – residential	15,464	2,066	11,712	453
	$ 41,773	$ 9,801	$ 52,078	$ 7,897

Credit Quality Indicators

The Company uses a nine category risk grading system to assign a risk grade to each loan in the portfolio. The following is a description of the general characteristics of the grades:

Pass (Grades 1 - 5) – These grades represent acceptable credit risk to the Company based on factors including creditworthiness of the borrower, current performance and nature of the collateral.

Other Assets Especially Mentioned (Grade 6) – This grade includes loans that exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

Substandard (Grade 7) – This grade represents loans which are inadequately protected by the current credit worthiness and paying capacity of the borrower or of the collateral pledged, if any. These assets exhibit a well-defined weakness or are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. These weaknesses may be characterized by past due performance, operating losses or questionable collateral values.

Doubtful (Grade 8) – This grade includes loans which exhibit all of the characteristics of a substandard loan with the added provision that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable.

Loss (Grade 9) – This grade is assigned to loans which are considered uncollectible and of such little value that their continuance as active assets of the Bank is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing it off.

The following table presents the loan portfolio's amortized cost by class of financing receivable, risk grade and year of origination (in thousands). Generally, current period renewals of credit are underwritten again at the point of renewal and considered current period originations for purposes of the table below. The Company had an immaterial amount of revolving loans which converted to term loans and the amortized cost basis of those loans is included in the applicable origination year. There were no loans risk graded 8 or 9 at December 31, 2022 and 2021.

As of December 31, 2022	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
Commercial, Financial and Agricultural								
Risk Grade:								
Pass	$ 1,127,120	$ 526,043	$ 174,120	$ 109,091	$ 56,657	$ 41,612	$ 621,784	$ 2,656,427
6	—	13	94	183	895	1,774	317	3,276
7	8,565	1,214	1,182	3,314	545	2,759	2,121	19,700
Total commercial, financial and agricultural	$ 1,135,685	$ 527,270	$ 175,396	$ 112,588	$ 58,097	$ 46,145	$ 624,222	$ 2,679,403
Consumer								
Risk Grade:								
Pass	$ 41,487	$ 12,692	$ 37,906	$ 23,454	$ 17,144	$ 13,825	$ 236,113	$ 382,621
6	38	—	—	—	—	98	196	332
7	68	62	216	106	118	431	83	1,084
Total consumer	$ 41,593	$ 12,754	$ 38,122	$ 23,560	$ 17,262	$ 14,354	$ 236,392	$ 384,037
Indirect Automobile								
Risk Grade:								
Pass	$ —	$ —	$ —	$ 11,900	$ 50,749	$ 45,120	$ —	$ 107,769
6	—	—	—	—	—	11	—	11
7	—	—	—	41	149	678	—	868
Total indirect automobile	$ —	$ —	$ —	$ 11,941	$ 50,898	$ 45,809	$ —	$ 108,648
Mortgage Warehouse								
Risk Grade:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 990,106	$ 990,106
6	—	—	—	—	—	—	22,831	22,831
7	—	—	—	—	—	—	25,987	25,987
Total mortgage warehouse	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,038,924	$ 1,038,924
Municipal								
Risk Grade:								
Pass	$ 18,074	$ 46,809	$ 188,507	$ 9,752	$ 4,358	$ 241,651	$ —	$ 509,151
Total municipal	$ 18,074	$ 46,809	$ 188,507	$ 9,752	$ 4,358	$ 241,651	$ —	$ 509,151
Premium Finance								
Risk Grade:								
Pass	$ 1,000,214	$ 9,667	$ 12	$ —	$ —		$ —	$ 1,009,893
7	13,051	535	—	—	—	—	—	13,586
Total premium finance	$ 1,013,265	$ 10,202	$ 12	$ —	$ —	$ —	$ —	$ 1,023,479
Real Estate – Construction and Development								
Risk Grade:								
Pass	$ 834,831	$ 793,723	$ 306,084	$ 69,596	$ 7,934	$ 31,490	$ 27,474	$ 2,071,132
6	277	—	—	—	173	165	—	615
7	—	783	164	5	13,159	580	—	14,691
Total real estate – construction and development	$ 835,108	$ 794,506	$ 306,248	$ 69,601	$ 21,266	$ 32,235	$ 27,474	$ 2,086,438

As of December 31, 2022	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
Real Estate – Commercial and Farmland								
Risk Grade:								
Pass	$ 1,739,021	$ 1,975,003	$ 1,085,086	$ 869,116	$ 447,311	$ 1,259,763	$ 110,848	$ 7,486,148
6	607	17,974	—	30,841	4,801	18,289	—	72,512
7	387	2,810	3,078	12,007	6,527	21,398	—	46,207
Total real estate – commercial and farmland	$ 1,740,015	$ 1,995,787	$ 1,088,164	$ 911,964	$ 458,639	$ 1,299,450	$ 110,848	$ 7,604,867
Real Estate - Residential								
Risk Grade:								
Pass	$ 1,524,021	$ 1,214,724	$ 548,968	$ 268,821	$ 115,693	$ 393,570	$ 234,684	$ 4,300,481
6	236	145	94	688	364	2,910	600	5,037
7	6,735	21,283	25,860	27,173	14,396	17,665	1,676	114,788
Total real estate - residential	$ 1,530,992	$ 1,236,152	$ 574,922	$ 296,682	$ 130,453	$ 414,145	$ 236,960	$ 4,420,306
Total Loans								
Risk Grade:								
Pass	$ 6,284,768	$ 4,578,661	$ 2,340,683	$ 1,361,730	$ 699,846	$ 2,027,031	$ 2,221,009	$19,513,728
6	1,158	18,132	188	31,712	6,233	23,247	23,944	104,614
7	28,806	26,687	30,500	42,646	34,894	43,511	29,867	236,911
Total loans	$ 6,314,732	$ 4,623,480	$ 2,371,371	$ 1,436,088	$ 740,973	$ 2,093,789	$ 2,274,820	$19,855,253

As of December 31, 2021	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2021	2020	2019	2018	2017	Prior		
Commercial, Financial and Agricultural								
Risk Grade:								
Pass	$ 903,630	$ 279,037	$ 188,810	$ 118,613	$ 50,737	$ 40,376	$ 262,951	$ 1,844,154
6	190	—	393	427	368	1,832	1,961	5,171
7	9,216	1,268	4,098	1,472	2,566	6,019	2,029	26,668
Total commercial, financial and agricultural	$ 913,036	$ 280,305	$ 193,301	$ 120,512	$ 53,671	$ 48,227	$ 266,941	$ 1,875,993
Consumer								
Risk Grade:								
Pass	$ 35,781	$ 59,221	$ 37,195	$ 27,266	$ 9,787	$ 11,021	$ 9,437	$ 189,708
6	—	—	—	—	—	135	5	140
7	59	283	290	216	103	405	94	1,450
Total consumer	$ 35,840	$ 59,504	$ 37,485	$ 27,482	$ 9,890	$ 11,561	$ 9,536	$ 191,298
Indirect Automobile								
Risk Grade:								
Pass	$ —	$ —	$ 20,276	$ 101,969	$ 90,294	$ 51,468	$ —	$ 264,007
6	—	—	—	24	10	19	—	53
7	—	—	55	234	384	1,046	—	1,719
Total indirect automobile	$ —	$ —	$ 20,331	$ 102,227	$ 90,688	$ 52,533	$ —	$ 265,779

As of December 31, 2021	Term Loans by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2021	2020	2019	2018	2017	Prior		
Mortgage Warehouse								
Risk Grade:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 787,837	$ 787,837
Total mortgage warehouse	$ —	$ —	$ —	$ —	$ —	$ —	$ 787,837	$ 787,837
Municipal								
Risk Grade:								
Pass	$ 44,727	$ 219,385	$ 14,831	$ 5,494	$ 109,040	$ 179,224	$ —	$ 572,701
Total municipal	$ 44,727	$ 219,385	$ 14,831	$ 5,494	$ 109,040	$ 179,224	$ —	$ 572,701
Premium Finance								
Risk Grade:								
Pass	$ 787,884	$ 1,059	$ 26	$ —	$ 302	$ 4	$ —	$ 789,275
7	9,039	95	—	—	—	—	—	9,134
Total premium finance	$ 796,923	$ 1,154	$ 26	$ —	$ 302	$ 4	$ —	$ 798,409
Real Estate – Construction and Development								
Risk Grade:								
Pass	$ 826,094	$ 290,814	$ 176,476	$ 35,773	$ 24,533	$ 44,514	$ 21,267	$ 1,419,471
6	6,527	549	—	15,260	—	2,101	—	24,437
7	1,143	678	7	2,476	57	1,011	3,059	8,431
Total real estate – construction and development	$ 833,764	$ 292,041	$ 176,483	$ 53,509	$ 24,590	$ 47,626	$ 24,326	$ 1,452,339
Real Estate – Commercial and Farmland								
Risk Grade:								
Pass	$ 2,186,291	$ 1,205,578	$ 1,119,239	$ 542,295	$ 486,477	$ 1,103,675	$ 80,379	$ 6,723,934
6	416	—	1,036	14,760	5,334	21,665	—	43,211
7	4,709	2,682	11,109	9,076	4,861	35,315	20	67,772
Total real estate – commercial and farmland	$ 2,191,416	$ 1,208,260	$ 1,131,384	$ 566,131	$ 496,672	$ 1,160,655	$ 80,399	$ 6,834,917
Real Estate - Residential								
Risk Grade:								
Pass	$ 1,171,008	$ 638,232	$ 329,247	$ 149,990	$ 108,538	$ 408,240	$ 217,982	$ 3,023,237
6	145	66	1,106	505	356	3,717	49	5,944
7	2,405	10,167	21,239	11,376	4,597	13,970	2,050	65,804
Total real estate - residential	$ 1,173,558	$ 648,465	$ 351,592	$ 161,871	$ 113,491	$ 425,927	$ 220,081	$ 3,094,985
Total Loans								
Risk Grade:								
Pass	$ 5,955,415	$ 2,693,326	$ 1,886,100	$ 981,400	$ 879,708	$ 1,838,522	$ 1,379,853	$15,614,324
6	7,278	615	2,535	30,976	6,068	29,469	2,015	78,956
7	26,571	15,173	36,798	24,850	12,568	57,766	7,252	180,978
Total loans	$ 5,989,264	$ 2,709,114	$ 1,925,433	$ 1,037,226	$ 898,344	$ 1,925,757	$ 1,389,120	$15,874,258

Troubled Debt Restructurings

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession. Concessions may include interest rate reductions to below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The Company has exhibited the greatest success for rehabilitation of the loan by a reduction in the rate alone (maintaining the amortization of the debt) or a combination of a rate reduction and the forbearance of previously past due interest or principal. This has most typically been evidenced in certain commercial real estate loans whereby a disruption in the borrower's cash flow resulted in an extended past due status, of which the borrower was unable to catch up completely as the cash flow of the property ultimately stabilized at a level lower than its original level. A reduction in rate, coupled with a forbearance of unpaid principal and/or interest, allowed the net cash flows to service the debt under the modified terms.

The Company's policy requires a restructure request to be supported by a current, well-documented credit evaluation of the borrower's financial condition and a collateral evaluation that is no older than six months from the date of the restructure. Key factors of that evaluation include the documentation of current, recurring cash flows, support provided by the guarantor(s) and the current valuation of the collateral. If the appraisal in file is older than six months, an evaluation must be made as to the continued reasonableness of the valuation. For certain income-producing properties, current rent rolls and/or other income information can be utilized to support the appraisal valuation, when coupled with documented cap rates within our markets and a physical inspection of the collateral to validate the current condition.

The Company's policy states in the event a loan has been identified as a troubled debt restructuring, it should be assigned a grade of substandard until such time that the borrower has demonstrated the ability to service the loan payments based on the restructured terms – generally defined as six months of satisfactory payment history. Missed payments under the original loan terms are not considered under the new structure; however, subsequent missed payments are considered non-performance and are not considered toward the six month required term of satisfactory payment history.

In the normal course of business, the Company renews loans with a modification of the interest rate or terms that are not deemed as troubled debt restructurings because the borrower is not experiencing financial difficulty. The Company modified loans in 2022 and 2021 totaling $350.7 million and $408.9 million, respectively, under such parameters. These totals do not include modifications under our disaster relief program.

As of December 31, 2022 and 2021, the Company had a balance of $40.2 million and $76.6 million, respectively, in troubled debt restructurings. The Company has recorded $646,000 and $654,000 in previous charge-offs on such loans at December 31, 2022 and 2021, respectively. The Company's balance in the allowance for credit losses allocated to such troubled debt restructurings was $2.6 million and $10.5 million at December 31, 2022 and 2021, respectively. At December 31, 2022, the Company did not have any commitments to lend additional funds to debtors whose terms have been modified in troubled restructurings.

During the year ending December 31, 2022 and 2021, the Company modified loans as troubled debt restructurings, with principal balances of $4.6 million and $19.7 million, respectively, and these modifications did not have a material impact on the Company's allowance for credit losses. These modifications do not include modifications for which the Company applied the temporary relief under Section 4013 of the CARES Act.

The following table presents the loans by class modified as troubled debt restructurings, which occurred during the year ending December 31, 2022 and 2021.

| Loan Class | December 31, 2022 | | December 31, 2021 | |
	#	Balance *(in thousands)*	#	Balance *(in thousands)*
Commercial, financial and agricultural	3	$ 833	4	$ 401
Consumer	—	—	2	7
Premium finance	4	171	—	—
Real estate – construction and development	1	17	—	—
Real estate – commercial and farmland	4	800	5	16,197
Real estate – residential	12	2,801	23	3,056
Total	24	$ 4,622	34	$ 19,661

Troubled debt restructurings with an outstanding balance of $4.1 million and $2.3 million defaulted during the year ended December 31, 2022 and 2021, respectively, and these defaults did not have a material impact on the Company's allowance for credit losses.

The following table presents the troubled debt restructurings by class that defaulted (defined as 30 days past due) during the year ending December 31, 2022 and 2021.

Loan Class	December 31, 2022 #	December 31, 2022 Balance (in thousands)	December 31, 2021 #	December 31, 2021 Balance (in thousands)
Commercial, financial and agricultural	—	$ —	4	$ 35
Consumer	2	2	2	5
Indirect automobile	6	16	19	75
Real estate – commercial and farmland	1	7	—	—
Real estate – residential	30	4,103	21	2,177
Total	39	$ 4,128	46	$ 2,292

The following tables present the amount of troubled debt restructurings by loan class classified separately as accrual and non-accrual at December 31, 2022 and 2021.

As of December 31, 2022

Loan Class	Accruing Loans #	Accruing Loans Balance (in thousands)	Non-Accruing Loans #	Non-Accruing Loans Balance (in thousands)
Commercial, financial and agricultural	7	$ 835	3	$ 743
Consumer	3	3	8	11
Indirect automobile	151	533	16	55
Premium finance	4	171	—	—
Real estate – construction and development	2	693	1	17
Real estate – commercial and farmland	16	7,995	5	767
Real estate – residential	205	24,166	30	4,181
Total	388	$ 34,396	63	$ 5,774

As of December 31, 2021

Loan Class	Accruing Loans #	Accruing Loans Balance (in thousands)	Non-Accruing Loans #	Non-Accruing Loans Balance (in thousands)
Commercial, financial and agricultural	12	$ 1,286	6	$ 83
Consumer	7	16	17	35
Indirect automobile	233	1,037	52	273
Real estate – construction and development	4	789	1	13
Real estate – commercial and farmland	25	35,575	5	5,924
Real estate – residential	213	26,879	39	4,678
Total	494	$ 65,582	120	$ 11,006

Related Party Loans

In the ordinary course of business, the Company has granted loans to certain executive officers, directors and their affiliates. These loans are made on substantially the same terms as those prevailing at the time for comparable transaction and do not involve more than normal credit risk. Changes in related party loans are summarized as follows:

(dollars in thousands)	December 31, 2022	December 31, 2021
Balance, January 1	$ 59,214	$ 69,395
Advances	36,234	15,212
Repayments	(14,702)	(25,393)
Ending balance	$ 80,746	$ 59,214

Allowance for Credit Losses

The allowance for credit losses represents an allowance for expected losses over the remaining contractual life of the assets adjusted for prepayments. The contractual term does not consider extensions, renewals or modifications unless the Company reasonably expects to execute a troubled debt restructuring with a borrower. The Company segregates the loan portfolio by type of loan and utilizes this segregation in evaluating exposure to risks within the portfolio.

The allowance for credit losses was determined at December 31, 2022 using the Moody's baseline scenario economic forecast representing management's best estimate over the reasonable and supportable forecast period. The allowance for credit losses was determined at December 31, 2021 using a weighting of five economic forecasts from Moody's in order to align with management's best estimate over the reasonable and supportable forecast period. The Moody's baseline scenario was weighted at 10%, the downside 75th percentile S-2 scenario was weighted at 10%, the downside 90th percentile S-3 scenario was weighted at 50%, the slower trend growth scenario was weighted at 20% and the stagflation scenario was weighted at 10%. During the year ended December 31, 2022, the allowance for credit losses increased primarily due to loan growth during the period and the updated economic forecast. The current forecast reflects, among other things, improvements in forecast levels of home prices, commercial real estate prices and gross domestic product compared with the forecast at December 31, 2021. However, the rate of improvement in forecast economic variables slowed compared with the forecast at December 31, 2021.

During the year ended December 31, 2022, the Company purchased a pool of lines of credit secured by cash value life insurance totaling $472.3 million. This purchase resulted in additions to the allowance for credit losses of approximately $1.8 million between the commercial, financial and agricultural and consumer loan segments. During the year ended December 31, 2020, the Company sold $87.5 million of selected hotel loans from its commercial real estate portfolio. This sale resulted in charge offs of $17.2 million and a loss on sale of loans of $386,000. The Company designated a portfolio of consumer installment loans, totaling $165.9 million at December 31, 2020, as held for sale during the third and fourth quarters of 2020. The transfer to held for sale resulted in $1.6 million in charge offs and a provision release of approximately $6.7 million.

The following table details activity in the allowance for credit losses by portfolio segment for the periods indicated. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(dollars in thousands)	Commercial, Financial and Agricultural	Consumer	Indirect Automobile	Mortgage Warehouse	Municipal	Premium Finance
Balance, December 31, 2021	$ 26,829	$ 6,097	$ 476	$ 3,231	$ 401	$ 2,729
Provision for loan losses	21,307	3,360	(1,082)	(1,113)	(44)	(1,317)
Loans charged off	(18,635)	(4,926)	(265)	—	—	(5,452)
Recoveries of loans previously charged off	9,954	882	1,045	—	—	5,065
Balance, December 31, 2022	$ 39,455	$ 5,413	$ 174	$ 2,118	$ 357	$ 1,025

	Real Estate – Construction and Development	Real Estate – Commercial and Farmland	Real Estate – Residential	Total
Balance, December 31, 2021	$ 22,045	$ 77,831	$ 27,943	$ 167,582
Provision for loan losses	9,749	(7,049)	28,799	52,610
Loans charged off	(27)	(3,574)	(196)	(33,075)
Recoveries of loans previously charged off	892	225	497	18,560
Balance, December 31, 2022	$ 32,659	$ 67,433	$ 57,043	$ 205,677

(dollars in thousands)	Commercial, Financial and Agricultural		Consumer		Indirect Automobile		Mortgage Warehouse		Municipal		Premium Finance	
Year ended December 31, 2021												
Balance, January 1, 2021	$	7,359	$	4,076	$	1,929	$	3,666	$	791	$	3,879
Initial allowance for PCD assets		9,432		—		—		—		—		—
Provision for loan losses		12,071		7,330		(1,944)		(435)		(390)		(2,352)
Loans charged off		(7,760)		(6,248)		(1,188)		—		—		(3,668)
Recoveries of loans previously charged off		5,727		939		1,679		—		—		4,870
Balance, December 31, 2021	$	26,829	$	6,097	$	476	$	3,231	$	401	$	2,729

	Real Estate – Construction and Development		Real Estate – Commercial and Farmland		Real Estate – Residential		Total	
Year ended December 31, 2021								
Balance, January 1, 2021	$	45,304	$	88,894	$	43,524	$	199,422
Initial allowance for PCD assets		—		—		—		9,432
Provision for loan losses		(23,532)		(9,784)		(16,045)		(35,081)
Loans charged off		(233)		(1,852)		(667)		(21,616)
Recoveries of loans previously charged off		506		573		1,131		15,425
Balance, December 31, 2021	$	22,045	$	77,831	$	27,943	$	167,582

(dollars in thousands)	Commercial, Financial and Agricultural		Consumer		Indirect Automobile		Mortgage Warehouse		Municipal		Premium Finance	
Year ended December 31, 2020												
Balance, January 1, 2020	$	4,567	$	3,784	$	—	$	640	$	484	$	2,550
Adjustment to allowance for adoption of ASU 2016-13		2,587		8,012		4,109		463		(92)		4,471
Provision for loan losses		8,963		(3,831)		(235)		2,563		399		(198)
Loans charged off		(10,647)		(5,642)		(3,602)		—		—		(6,133)
Recoveries of loans previously charged off		1,889		1,753		1,657		—		—		3,189
Balance, December 31, 2020	$	7,359	$	4,076	$	1,929	$	3,666	$	791	$	3,879

	Real Estate – Construction and Development		Real Estate – Commercial and Farmland		Real Estate – Residential		Total	
Year ended December 31, 2020								
Balance, January 1, 2020	$	5,995	$	9,666	$	10,503	$	38,189
Adjustment to allowance for adoption of ASU 2016-13		12,248		27,073		19,790		78,661
Provision for loan losses		26,327		78,210		13,290		125,488
Loans charged off		(83)		(27,504)		(853)		(54,464)
Recoveries of loans previously charged off		817		1,449		794		11,548
Balance, December 31, 2020	$	45,304	$	88,894	$	43,524	$	199,422

Purchased Credit Deteriorated Loans

The Company acquired $952,000 in PCD loans from Balboa during the year ended December 31, 2021. A reconciliation of the purchase price to the par value, or unpaid principal balance ("UPB"), of the assets is below.

(dollars in thousands)	Commercial, Financial and Agricultural	
Par value (UPB)	$	10,505
Allowance for Credit Losses		(9,432)
Discount		(121)
Purchase Price	$	952

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,			
(dollars in thousands)	2022		2021	
Land	$	69,387	$	69,038
Buildings and leasehold improvements		176,153		173,456
Furniture and equipment		85,217		82,268
Construction in progress		2,343		995
Premises and equipment, gross		333,100		325,757
Accumulated depreciation		(112,817)		(100,357)
Premises and equipment, net	$	220,283	$	225,400

Depreciation expense was approximately $18.4 million, $17.2 million and $15.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, estimated costs to complete construction projects in progress and other binding commitments for capital expenditures were not a material amount.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The change in the carrying value of goodwill for the years ended December 31, 2022 and 2021 is summarized below for both the total Company and by the Company's reporting units.

	December 31,			
(dollars in thousands)	2022		2021	
Consolidated				
Carrying amount of goodwill at beginning of year	$	1,012,620	$	928,005
Additions related to acquisitions in current year		—		84,615
Fair value adjustments related to acquisitions in prior year		3,026		—
Carrying amount of goodwill at end of year	$	1,015,646	$	1,012,620
Banking				
Carrying amount of goodwill at beginning of year	$	948,122	$	863,507
Additions related to acquisitions in current year		—		84,615
Fair value adjustments related to acquisitions in prior year		3,026		—
Carrying amount of goodwill at end of year	$	951,148	$	948,122
Premium Finance Division				
Carrying amount of goodwill at beginning of year	$	64,498	$	64,498
Carrying amount of goodwill at end of year	$	64,498	$	64,498

During 2022, the Company recorded subsequent goodwill fair value adjustments of $3.0 million related to the Balboa acquisition. During 2021, the Company recorded additions to goodwill of $84.6 million related to the Balboa acquisition.

The Company performs its annual impairment test at December 31 of each year and more frequently if a triggering event occurs. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2022, the Company performed its annual qualitative assessment and determined that it was more likely than not that the reporting units fair values exceeded their carrying values.

The carrying value of intangible assets as of December 31, 2022 and 2021 was $106.2 million and $125.9 million, respectively. Intangible assets are comprised of core deposit intangibles, referral relationships intangibles, trade name intangibles and non-compete agreement intangibles. During 2021, the Company recorded intangible assets of $68.9 million associated with the Balboa acquisition.

The following is a summary of information related to acquired intangible assets:

(dollars in thousands)	As of December 31, 2022		As of December 31, 2021	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit premiums	$ 99,032	$ 63,518	$ 103,574	$ 58,456
Referral relationships	88,651	20,367	88,651	10,943
Trade names	2,734	1,096	2,734	612
Patent	420	42	420	—
Non-compete agreements	732	352	732	162
	$ 191,569	$ 85,375	$ 196,111	$ 70,173

The aggregate amortization expense for intangible assets was approximately $19.7 million, $15.0 million and $19.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The estimated amortization expense for each of the next five years and thereafter is as follows (in thousands):

2023	$	18,244
2024		17,189
2025		15,937
2026		12,394
2027		11,126
Thereafter		31,304
	$	106,194

NOTE 7. DEPOSITS

The scheduled maturities of time deposits at December 31, 2022 for each of the next five years and thereafter are as follows:

(dollars in thousands)

2023	$	1,233,023
2024		145,162
2025		54,402
2026		17,892
2027		18,127
Thereafter		861
	$	1,469,467

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2022 and 2021 was $381.1 million and $512.1 million, respectively.

As of December 31, 2022, the Company had brokered deposits of $280.5 million. As of December 31, 2021, the Company had brokered deposits of $326.0 million.

Deposits from principal officers, directors, and their affiliates at December 31, 2022 and 2021 were $33.5 million and $21.7 million, respectively.

NOTE 8. OTHER BORROWINGS

Other borrowings consist of the following:

| | December 31, | |
(dollars in thousands)	2022	2021
FHLB borrowings:		
Fixed Rate Advance due January 9, 2023; fixed interest rate of 4.150%	$ 300,000	$ —
Fixed Rate Advance due January 9, 2023; fixed interest rate of 4.110%	50,000	—
Fixed Rate Advance due January 12, 2023; fixed interest rate of 4.140%	50,000	—
Fixed Rate Advance due January 13, 2023; fixed interest rate of 4.150%	50,000	—
Fixed Rate Advance due January 17, 2023; fixed interest rate of 4.170%	350,000	—
Fixed Rate Advance due January 17, 2023; fixed interest rate of 4.250%	150,000	—
Fixed Rate Advance due January 18, 2023; fixed interest rate of 4.260%	200,000	—
Fixed Rate Advance due January 19, 2023; fixed interest rate of 4.230%	50,000	—
Fixed Rate Advance due January 20, 2023; fixed interest rate of 4.220%	150,000	—
Fixed Rate Advance due January 27, 2023; fixed interest rate of 4.230%	100,000	—
Fixed Rate Advance due March 3, 2025; fixed interest rate of 1.208%	15,000	15,000
Fixed Rate Advance due March 2, 2027; fixed interest rate of 1.445%	15,000	15,000
Fixed Rate Advance due March 4, 2030; fixed interest rate of 1.606%	15,000	15,000
Fixed Rate Advance due December 9, 2030; fixed interest rate of 4.55%	1,389	1,400
Fixed Rate Advance due December 9, 2030; fixed interest rate of 4.55%	961	969
Principal Reducing Advance due September 29, 2031; fixed interest rate of 3.095%	1,275	1,421
Subordinated notes payable:		
Subordinated notes payable due June 1, 2026, net of unaccreted purchase accounting fair value adjustment of $— and $500, respectively; fixed interest rate of 5.50% (Balboa Note)	—	50,500
Subordinated notes payable due March 15, 2027 net of unamortized debt issuance cost of $551 and $681, respectively; fixed interest rate of 5.75% through March 14, 2022; variable interest rate thereafter at three-month LIBOR plus 3.616% (2027 subordinated notes)	74,449	74,319
Subordinated notes payable due December 15, 2029 net of unamortized debt issuance cost of $1,680 and $1,923, respectively; fixed interest rate of 4.25% through December 14, 2024; variable interest rate thereafter at three-month SOFR plus 2.94% (2029 subordinated notes)	118,320	118,077
Subordinated notes payable due May 31, 2030 net of unaccreted purchase accounting fair value adjustment of $906 and $1,028, respectively; fixed interest rate of 5.875% through May 31, 2025; variable interest rate thereafter at three-month LIBOR plus 3.63% (Bank subordinated notes)	75,906	76,028
Subordinated notes payable due October 1, 2030 net of unamortized debt issuance cost of $1,564 and $1,766, respectively; fixed interest rate of 3.875% through September 30, 2025; variable interest rate thereafter at three-month SOFR plus 3.753% (2030 subordinated notes)	108,436	108,234
Securitization facilities:		
Equipment contract backed notes, Series 2018-1 (BCC XIV) due on various dates through 2025 and bear a weighted-average interest rate of 5.11%	—	19,199
Equipment contract backed notes, Series 2019-1 (BCC XVI) due on various dates through 2027 and bear a weighted-average interest rate of 2.84%	—	139,329
Equipment contract backed notes, Series 2020-1 (BCC XVII) due on various dates through 2027 and bear a weighted-average interest rate of 1.48%	—	105,403
	$ 1,875,736	$ 739,879

The advances from the FHLB are collateralized by a blanket lien on all eligible first mortgage loans and other specific loans in addition to FHLB stock. At December 31, 2022, $2.93 billion was available for additional borrowing on lines with the FHLB.

As of December 31, 2022, the Bank maintained credit arrangements with various financial institutions to purchase federal funds up to $127.0 million.

The Bank also participates in the Federal Reserve discount window borrowings program. At December 31, 2022, the Company had $3.22 billion of loans pledged at the Federal Reserve discount window and had $2.38 billion available for borrowing.

Subordinated Notes Payable

On March 13, 2017, the Company completed the public offering and sale of $75.0 million in aggregate principal amount of its 5.75% Fixed-To-Floating Rate Subordinated Notes due 2027 (the "2027 subordinated notes"). The 2027 subordinated notes were sold to the public at par pursuant to an underwriting agreement and were issued pursuant to an indenture and a supplemental indenture. The 2027 subordinated notes will mature on March 15, 2027 and through March 14, 2022 will bear a fixed rate of interest of 5.75% per annum, payable semi-annually in arrears on September 15 and March 15 of each year. Beginning March 15, 2022, the interest rate on the 2027 subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month LIBOR plus 3.616%, payable quarterly in arrears on June 15, September 15, December 15 and March 15 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning March 15, 2022, the Company may, at its option, redeem the 2027 subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.

On December 6, 2019, the Company completed the public offering and sale of $120.0 million in aggregate principal amount of its 4.25% Fixed-To-Floating Rate Subordinated Notes due 2029 (the "2029 subordinated notes"). The 2029 subordinated notes were sold to the public at par pursuant to an underwriting agreement and were issued pursuant to an indenture and a supplemental indenture. The 2029 subordinated notes will mature on December 15, 2029 and through December 14, 2024 will bear a fixed rate of interest of 4.25% per annum, payable semi-annually in arrears on June 15 and December 15 of each year. Beginning December 15, 2024, the interest rate on the 2029 subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 2.94%, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning December 15, 2024, the Company may, at its option, redeem the 2029 subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.

On September 28, 2020, the Company completed the public offering and sale of $110.0 million in aggregate principal amount of its 3.875% Fixed-To-Floating Rate Subordinated Notes due 2030 (the "2030 subordinated notes"). The 2030 subordinated notes were sold to the public at par pursuant to an underwriting agreement and were issued pursuant to an indenture and a supplemental indenture. The 2030 subordinated notes will mature on October 1, 2030 and through September 30, 2025 will bear a fixed rate of interest of 3.875% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. Beginning October 1, 2025, the interest rate on the 2030 subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month SOFR plus 3.753%, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning October 1, 2025, the Company may, at its option, redeem the 2030 subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.

The 2027, 2029 and 2030 subordinated notes are unsecured and rank equally with all other unsecured subordinated indebtedness of the Company, including any subordinated indebtedness issued in the future under the indenture governing the 2027, 2029 and 2030 subordinated notes. The 2027, 2029 and 2030 subordinated notes are subordinated in right of payment to all senior indebtedness of the Company. The 2027, 2029 and 2030 subordinated notes are obligations of the Company only and are not guaranteed by any subsidiaries, including the Bank. Additionally, the 2027, 2029 and 2030 subordinated notes are structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries, meaning that creditors of the Company's subsidiaries (including, in the case of the Bank, its depositors) generally will be paid from those subsidiaries' assets before holders of the 2027, 2029 and 2030 subordinated notes have any claim to those assets.

As a result of the Fidelity acquisition on July 1, 2019, the Bank assumed $75.0 million in aggregate principal amount of 5.875% Fixed-To-Floating Rate Subordinated Notes due 2030 (the "Bank subordinated notes"). The Bank subordinated notes were acquired inclusive of an unaccreted purchase accounting fair value adjustment of $1.3 million. The Bank subordinated notes will mature on May 31, 2030, and through May 31, 2025 will bear a fixed rate of interest of 5.875% per annum, payable semi-annually in arrears on December 1 and June 1 of each year. Beginning on June 1, 2025, the interest rate on the Bank subordinated notes resets quarterly to a floating rate per annum equal to the then-current three-month LIBOR plus 3.63%, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year to the maturity date or earlier redemption. On any scheduled interest payment date beginning June 1, 2025, the Bank may, at its option, redeem the Bank subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. The Bank subordinated notes of the Bank are unsecured and structurally rank senior to all other unsecured subordinated indebtedness of the Company. The Bank subordinated notes are subordinated in right of payment to all senior indebtedness of the Bank.

For regulatory capital adequacy purposes, the Bank subordinated notes qualify as Tier 2 capital for the Bank and the 2027, 2029, 2030 and Bank subordinated notes (collectively "subordinated notes") qualify as Tier 2 capital for the Company. If in the future the subordinated notes no longer qualify as Tier 2 capital, the subordinated notes may be redeemed by the Bank or Company at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, subject to prior approval by the Board of Governors of the Federal Reserve System.

As a result of the Balboa acquisition in December 2021, the Bank assumed Balboa's $50.0 million principal amount 5.50% Fixed Rate Subordinated Note due June 1, 2026 (the "Balboa Note"). The Balboa Note was assumed inclusive of an unaccreted purchase accounting fair value adjustment of $500,000. In January 2022, the Bank fully redeemed the Balboa Note, which was redeemable in whole or in part prior to maturity upon a qualifying change of control or at any time on or after the third anniversary of the issue date.

Securitization Facilities

As a result of the Balboa acquisition in December 2021, the Bank acquired three subsidiaries established by Balboa to facilitate asset-backed securitization transactions. Each of the securitization facilities issued notes secured by equipment loans and leases. Loans and leases totaling $265.1 million and restricted cash balances held with the trustees of $43.0 million secured these facilities at December 31, 2021 which were due through 2027 and were redeemable on any payment date where either (1) the aggregate outstanding note balance, after giving effect to the payments made on such payment date, was less than or equal to 10% of the aggregate initial note balance under the indentures or (2) a change of control occurred and at least 12 months had elapsed since the Closing Date. The Bank fully redeemed each of the securitization facilities in January 2022.

NOTE 9. SUBORDINATED DEFERRABLE INTEREST DEBENTURES

Through formation and various acquisitions, the Company has assumed subordinated deferrable interest debenture obligations related to trusts that issued trust preferred securities. Under applicable accounting standards, the assets and liabilities of such trusts, as well as the related income and expenses, are excluded from the Company's consolidated financial statements. However, the subordinated deferrable interest debentures issued by the Company and purchased by the trusts remain on the consolidated balance sheets. The Company's investment in the common stock of the trusts is included in other assets and totaled $4.7 million at December 31, 2022 and 2021. In addition, the related interest expense continues to be included in the consolidated statements of income. For regulatory capital purposes, the trust preferred securities qualify as a component of Tier 2 Capital. At any interest payment date, the Company may redeem the debentures at par and thereby cause a redemption of the trust preferred securities in whole or in part.

The following table summarizes the terms of the Company's outstanding subordinated deferrable interest debentures as of December 31, 2022:

| | | | | | | December 31, 2022 | |
(dollars in thousands) Name of Trust	Issuance Date	Rate	Rate at December 31, 2022	Maturity Date	Issuance Amount	Unaccreted Purchase Discount	Carrying Value
Prosperity Bank Statutory Trust II	March 2003	3-month LIBOR plus 3.15%	7.87%	March 26, 2033	$ 4,640	$ 811	$ 3,829
Fidelity Southern Statutory Trust I	June 2003	3-month LIBOR plus 3.10%	7.82%	June 26, 2033	15,464	1,031	14,433
Coastal Bankshares Statutory Trust I	August 2003	3-month LIBOR plus 3.15%	7.23%	October 7, 2033	5,155	832	4,323
Jacksonville Statutory Trust I	June 2004	3-month LIBOR plus 2.63%	7.37%	June 17, 2034	4,124	691	3,433
Prosperity Banking Capital Trust I	June 2004	3-month LIBOR plus 2.57%	6.24%	June 30, 2034	5,155	1,177	3,978
Merchants & Southern Statutory Trust I	March 2005	3-month LIBOR plus 1.90%	6.64%	March 17, 2035	3,093	773	2,320
Fidelity Southern Statutory Trust II	March 2005	3-month LIBOR plus 1.89%	6.63%	March 17, 2035	10,310	1,759	8,551
Atlantic BancGroup, Inc. Statutory Trust I	September 2005	3-month LIBOR plus 1.50%	6.27%	September 15, 2035	3,093	983	2,110
Coastal Bankshares Statutory Trust II	December 2005	3-month LIBOR plus 1.60%	6.37%	December 15, 2035	10,310	2,969	7,341
Cherokee Statutory Trust I	November 2005	3-month LIBOR plus 1.50%	6.27%	December 15, 2035	3,093	594	2,499
Prosperity Bank Statutory Trust III	January 2006	3-month LIBOR plus 1.60%	6.37%	March 15, 2036	10,310	3,310	7,000
Merchants & Southern Statutory Trust II	March 2006	3-month LIBOR plus 1.50%	6.27%	June 15, 2036	3,093	909	2,184
Jacksonville Statutory Trust II	December 2006	3-month LIBOR plus 1.73%	6.50%	December 15, 2036	3,093	817	2,276
Ameris Statutory Trust I	December 2006	3-month LIBOR plus 1.63%	6.40%	December 15, 2036	37,114	—	37,114
Fidelity Southern Statutory Trust III	August 2007	3-month LIBOR plus 1.40%	6.17%	September 15, 2037	20,619	4,880	15,739
Prosperity Bank Statutory Trust IV	September 2007	3-month LIBOR plus 1.54%	6.31%	December 15, 2037	7,940	3,650	4,290
Jacksonville Bancorp, Inc. Statutory Trust III	June 2008	3-month LIBOR plus 3.75%	8.52%	September 15, 2038	7,784	882	6,902
Total					$ 154,390	$ 26,068	$ 128,322

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) for the Company consists of changes in net unrealized gains and losses on debt securities available-for-sale and interest rate swap derivatives. The following tables present a summary of the accumulated other comprehensive income (loss) balances, net of tax, as of December 31, 2022, 2021 and 2020.

(dollars in thousands)	Unrealized Gain (Loss) on Derivatives		Unrealized Gain (Loss) on Securities		Accumulated Other Comprehensive Income (Loss)	
Balance, December 31, 2021	$	—	$	15,590	$	15,590
Current year changes, net of tax		—		(62,097)		(62,097)
Balance, December 31, 2022	$	—	$	(46,507)	$	(46,507)

(dollars in thousands)	Unrealized Gain (Loss) on Derivatives		Unrealized Gain (Loss) on Securities		Accumulated Other Comprehensive Income (Loss)	
Balance, December 31, 2020	$	—	$	33,505	$	33,505
Current year changes, net of tax		—		(17,915)		(17,915)
Balance, December 31, 2021	$	—	$	15,590	$	15,590

(dollars in thousands)	Unrealized Gain (Loss) on Derivatives		Unrealized Gain (Loss) on Securities		Accumulated Other Comprehensive Income (Loss)	
Balance, December 31, 2019	$	(147)	$	18,142	$	17,995
Current year changes, net of tax		147		15,363		15,510
Balance, December 31, 2020	$	—	$	33,505	$	33,505

NOTE 11. – REVENUE FROM CONTRACTS WITH CUSTOMERS

The following provides information on noninterest income categories that contain ASC 606 Revenue for the periods indicated.

(dollars in thousands)	For the Years Ended December 31,					
	2022		2021		2020	
Service charges on deposit accounts						
ASC 606 revenue items						
Debit card interchange fees	$	15,884	$	16,798	$	15,988
Overdraft fees		15,813		16,113		17,903
Other service charges on deposit accounts		12,802		12,195		10,254
Total ASC 606 revenue included in service charges on deposits accounts		44,499		45,106		44,145
Total service charges on deposit accounts	$	44,499	$	45,106	$	44,145
Other service charges, commissions and fees						
ASC 606 revenue items						
ATM fees	$	3,508	$	3,751	$	3,633
Total ASC 606 revenue included in other service charges, commission and fees		3,508		3,751		3,633
Other		367		437		281
Total other service charges, commission and fees	$	3,875	$	4,188	$	3,914

(dollars in thousands)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Other noninterest income						
ASC 606 revenue items						
Trust and wealth management	$	4,554	$	4,985	$	3,142
Total ASC 606 revenue included in other noninterest income		4,554		4,985		3,142
Other		40,837		18,227		13,991
Total other noninterest income	$	45,391	$	23,212	$	17,133

The following provides information on net gains recognized on the sale of OREO for the periods indicated.

(dollars in thousands)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Net gains recognized on sale of OREO	$	2,130	$	131	$	365

NOTE 12. INCOME TAXES

The income tax expense in the consolidated statements of income consists of the following:

(dollars in thousands)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Current - federal	$	114,346	$	67,076	$	73,705
Current - state		27,889		13,712		12,479
Deferred - federal		(27,408)		30,321		(7,881)
Deferred - state		(8,269)		8,090		(47)
	$	106,558	$	119,199	$	78,256

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

(dollars in thousands)	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Federal income statutory rate		21 %		21 %		21 %
Tax at federal income tax rate	$	95,151	$	104,166	$	71,460
Change resulting from:						
State income tax, net of federal benefit		13,763		18,923		9,812
Tax-exempt interest		(2,775)		(3,479)		(3,726)
Increase in cash value of bank owned life insurance		(1,399)		(997)		(594)
Excess tax (benefit) deficiency from stock compensation		(510)		(277)		371
Nondeductible merger expenses		167		142		2
Other		2,161		721		2,827
Benefit related to carryback claims resulting from the CARES Act		—		—		(1,896)
Provision for income taxes	$	106,558	$	119,199	$	78,256

The components of deferred income taxes are as follows:

(dollars in thousands)		December 31, 2022		December 31, 2021
Deferred tax assets				
Allowance for credit losses	$	64,742	$	50,132
Deferred compensation		13,287		7,816
Deferred loan fees		668		1,593
Purchase accounting adjustments		5,153		14,008
Other real estate owned		201		334
Net operating loss tax carryforward		14,070		35,082
Tax credit carryforwards		149		315
Unrealized loss on securities available for sale		14,635		—
Capitalized costs, accrued expenses and other		3,432		2,208
Lease liability		16,505		16,186
		132,842		127,674
Deferred tax liabilities				
Premises and equipment		12,680		13,130
Mortgage servicing rights		30,903		52,076
Subordinated debentures		6,551		6,818
Lease financing		9,442		42,865
Goodwill and intangible assets		24,946		29,393
Unrealized gain on securities available-for-sale		—		4,498
Origination costs		6,239		—
Right of use lease asset		14,280		14,001
		105,041		162,781
Net deferred tax asset (liability)	$	27,801	$	(35,107)

At December 31, 2022, the Company had federal net operating loss carryforwards of approximately $57.8 million which expire at various dates from 2028 to 2036. At December 31, 2022, the Company had state net operating loss carryforwards of approximately $53.8 million which expire at various dates from 2028 to 2036. The federal net operating loss carryforwards are subject to limitations pursuant to Section 382 of the Internal Revenue Code and are expected to be recovered over the next 13 years. The state net operating loss carryforwards are subject to similar limitations and are expected to be recovered over the next 13 years. Deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized.

Section 2303(b) of the CARES Act allows for certain net operating losses generated after December 31, 2017, but before December 31, 2021, to be carried back to the five tax years preceding the loss. The Company carried back approximately $13.2 million of eligible net operating losses to preceding tax years. The Company recorded a benefit of $1.9 million due to the carryback of these net operating losses for the tax year ended December 31, 2020.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets at December 31, 2022.

As described in Note 2 to the consolidated financial statements, in December 2021 Ameris Bank acquired Balboa Capital Corporation. The Company completed its analysis of the tax effects of this transaction during 2022. The consolidated balance sheet reflects this final analysis.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the various states. The Company is no longer subject to examination by federal taxing authorities for years before 2019 and state taxing authorities for years before 2018.

Although Ameris is unable to determine the ultimate outcome of current and future events, Ameris believes that the liability recorded for uncertain tax positions is adequate. A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows.

	For the Years Ended December 31,	
	---	---
(dollars in thousands)	2022	2021
Beginning Balance	$ 1,903	$ —
Current Activity:		
Additions for tax positions of prior years	2,319	1,903
Additions from acquisitions	1,001	—
Settlements	(4,222)	—
Ending Balance	$ 1,001	$ 1,903

Accrued interest and penalties related to unrecognized income tax benefits are included as a component of income tax expense. Accrued interest and penalties on unrecognized income tax benefits totaled $11,000 and $331,000 as of December 31, 2022 and 2021, respectively. Unrecognized income tax benefits as of December 31, 2022 and 2021, that, if recognized, would affect the effective income tax rate totaled $919,000 and $1.8 million (net of the federal benefit on state income tax issues), respectively. Accruals of penalties and interest resulted in a expense of $153,000 and $248,000 in 2022 and 2021, respectively. Ameris expects that all uncertain income tax positions will be either settled or resolved during the next twelve months.

The Company did not record any interest and penalties related to income taxes for the year ended December 31, 2020.

NOTE 13. EMPLOYEE BENEFIT PLANS

The Company has established a retirement plan for eligible employees. The Ameris Bancorp 401(k) Profit Sharing Plan allows a participant to defer a portion of their compensation and provides that the Company will match a portion of the deferred compensation. The Plan also provides for non-elective and discretionary contributions. All full-time and part-time employees are eligible to participate in the Plan provided they have met the eligibility requirements. An employee is eligible to participate in the Plan after 30 days of employment and having attained an age of 18 years.

The aggregate expense under the Plan charged to operations during 2022, 2021 and 2020 amounted to $6.3 million, $5.4 million and $5.9 million, respectively.

NOTE 14. DEFERRED COMPENSATION PLANS

The Company and the Bank have entered into separate deferred compensation arrangements and supplemental executive retirement plans with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the expected service period. The Company and the Bank have purchased life insurance policies which they intend to use to fund these liabilities. The cash surrender value of the life insurance was $388.4 million and $331.1 million at December 31, 2022 and 2021, respectively. The Company and the Bank assumed certain split dollar agreements in the acquisition of Fidelity which provide for death benefits to designated beneficiaries of the executive or director. Accrued deferred compensation of $277,000 and $298,000 at December 31, 2022 and 2021, respectively, is included in other liabilities. Accrued supplemental executive retirement plan and split dollar agreement liabilities of $11.3 million and $11.0 million at December 31, 2022 and 2021, respectively, is also included in other liabilities. Aggregate compensation expense under the plans was $776,000, $877,000 and $830,000 per year for 2022, 2021 and 2020, respectively, which is included in salaries and employee benefits.

NOTE 15. SHARE-BASED COMPENSATION

The Company awards its employees and directors various forms of share-based incentives under certain plans approved by its shareholders. Awards granted under the plans may be in the form of qualified or nonqualified stock options, restricted stock, stock appreciation rights ("SARs"), long-term incentive compensation units consisting of cash and common stock, or any combination thereof within the limitations set forth in the plans. The plans provide that the aggregate number of shares of the Company's common stock which may be subject to award may not exceed 2,820,312 subject to adjustment in certain circumstances to prevent dilution. At December 31, 2022, there were 2,619,730 shares available to be issued under the plans.

All stock options have an exercise price that is equal to the closing fair market value of the Company's stock on the date the options were granted. Options granted under the plans generally vest over a five-year period and have a 10-year maximum term. Most options granted since 2005 contain performance-based vesting conditions.

The Company did not grant any options during 2022, 2021 or 2020. As of December 31, 2022, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted related to performance or non-performance-based options.

As of December 31, 2022, the Company has 222,280 outstanding restricted shares granted under the plans as compensation to certain employees and directors. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting, which is one to five years from the date of the grant. Shares issued under the plans are recorded at their fair market value on the date of their grant. The compensation expense is recognized on a straight-line basis over the related vesting period. In 2022, 2021 and 2020, compensation expense related to these grants was approximately $4.4 million, $5.3 million, and $3.3 million, respectively. The total income tax (deficiency) benefit related to these grants was approximately $293,000, $338,000 and $(161,000) in 2022, 2021 and 2020, respectively.

It is the Company's policy to issue new shares for stock option exercises and restricted stock rather than issue treasury shares. The Company recognizes share-based compensation expense on a straight-line basis over the options' related vesting term. The Company did not record any share-based compensation expense related to stock options during 2022, 2021 and 2020. The total income tax benefit related to stock options was approximately $339,000, $631,000 and $93,000 in 2022, 2021 and 2020, respectively.

A summary of the activity of non-performance-based options as of and for the years ended December 31, 2022, and 2021 is presented below.

	2022				2021			
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)
Under option, beginning of year	117,135	$ 28.79			279,695	$ 28.13		
Exercised	(97,135)	29.22		$ 1,936	(160,960)	27.35		$ 3,406
Forfeited	(4,000)	29.31			(1,600)	22.34		
Under option, end of year	16,000	$ 29.69	0.05	$ 279	117,135	$ 28.79	0.66	$ 2,389
Exercisable at end of year	16,000	$ 29.69	0.05	$ 279	117,135	$ 28.79	0.66	$ 2,389

A summary of the status of the Company's restricted stock awards as of and for the years ended December 31, 2022, and 2021 is presented below.

	2022		2021	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested shares at beginning of year	225,869	$ 38.06	258,753	$ 33.21
Granted	165,686	47.67	99,308	47.35
Vested	(154,386)	40.72	(129,497)	35.85
Forfeited	(14,889)	38.92	(2,695)	37.32
Nonvested shares at end of year	222,280	43.31	225,869	38.06

The balance of unearned compensation related to restricted stock grants as of December 31, 2022, 2021 and 2020 was approximately $5.6 million, $3.8 million, and $3.9 million, respectively. At December 31, 2022, the cost is expected to be recognized over a weighted-average period of 1.8 years.

During 2022 and 2021, the Company issued 35,108 and 24,294 performance stock units ("PSUs") with a weighted average grant date fair value of $47.71 and $46.32, respectively, subject to a performance condition tied to tangible book value growth over a three-year period. The Company also granted 35,108 and 24,286 PSUs in 2022 and 2021, respectively, subject to a three-year performance metric of return on tangible common equity relative to a market index with a potential modifier subject to a total shareholder return ("TSR") performance metric with a weighted average grant date fair value of $48.53 and $48.75, respectively. The fair value of the PSUs subject to TSR at the grant date was determined using a Monte Carlo simulation method. The Company communicates threshold, target and maximum performance PSUs and performance targets to the applicable employees at the beginning of the performance periods. Dividends are not paid in respect of the awards during the performance period, although dividend equivalents do accrue over the life of the award and will vest, if at all, at the same time as the PSUs to which they relate. The number of PSUs that ultimately vest at the end of the three-year performance period, if any, will be based on the Company's performance relative to the applicable performance metrics. In 2022, 2021 and 2020, the Company recognized compensation cost related to these grants of approximately $2.3 million, $2.6 million and $630,000, respectively. The balance of unearned compensation related to PSU grants as of December 31, 2022, 2021 and 2020 was approximately $3.1 million, $3.2 million and $1.3 million, respectively.

A summary of the Company's nonvested PSUs for the years ended December 31, 2022, and 2021 is presented below:

| | 2022 | | 2021 | |
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested units at beginning of year	121,270	$ 32.71	76,792	$ 25.19
Granted	70,216	48.12	48,580	47.53
Vested	(68,955)	24.88	—	—
Forfeited	(12,277)	35.19	(4,102)	35.80
Nonvested units at end of year	110,254	47.15	121,270	32.71

NOTE 16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Cash Flow Hedge

During 2010, the Company entered into an interest rate swap to lock in a fixed rate as opposed to the contractual variable interest rate on certain junior subordinated debentures. The interest rate swap contract had a notional amount of $37.1 million and was hedging the variable rate on certain junior subordinated debentures described in Note 9 of the consolidated financial statements. The Company received a variable rate of the 90-day LIBOR rate plus 1.63% and paid a fixed rate of 4.11%. The swap matured in September 2020.

This contract was classified as a cash flow hedge of an exposure to changes in the cash flow of a recognized liability. As a cash flow hedge, the change in fair value of a hedge that is deemed to be highly effective is recognized in other comprehensive income and the portion deemed to be ineffective is recognized in earnings. Interest expense recorded on this swap transaction totaled $420,000 during 2020 and is reported as a component of interest expense on other borrowings.

Mortgage Banking Derivatives

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. This program includes the use of forward contracts and other derivatives that are used to offset changes in value of the mortgage inventory due to changes in market interest rates. Forward contracts to sell primarily fixed-rate mortgage loans are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding interest rate lock commitments, which guarantee a certain interest rate if the loan is ultimately funded or granted by the Company as a mortgage loan held for sale. The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates.

The Company enters into interest rate lock commitments for residential mortgage loans which commits it to lend funds to a potential borrower at a specific interest rate and within a specified period of time. Interest rate lock commitments that relate to the origination of mortgage loans that, if originated, will be held for sale, are considered derivative financial instruments under applicable accounting guidance. Outstanding interest rate lock commitments expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan and the eventual commitment for sale into the secondary market.

These mortgage banking derivatives are carried at fair value and are not designated in hedge relationships. Fair values are estimated based on changes in mortgage interest rates from the date of the commitments. Changes in the fair values of these mortgage banking derivatives are included as a component of mortgage banking activity in the consolidated statements of income.

Customer Related Derivative Positions

The Company enters into interest rate derivative contracts to facilitate the risk management strategies of certain clients. The Company mitigates this risk largely by entering into equal and offsetting interest rate swap agreements with highly rated counterparties. The interest rate contracts are free-standing derivatives and are recorded at fair value on the Company's consolidated balance sheets. The credit risk to these clients is evaluated and included in the calculation of fair value. Fair value changes including credit-related adjustments are recorded as a component of other noninterest income.

The following table reflects the notional amount and fair value of derivative instruments not designated as hedging instruments included in the consolidated balance sheets as of December 31, 2022 and 2021.

| | December 31, 2022 | | | December 31, 2021 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional Amount	Derivative Assets[1]	Derivative Liabilities[2]	Notional Amount	Derivative Assets[1]	Derivative Liabilities[2]
Interest rate contracts[3]	$ 244,422	$ 4,580	$ 4,574	$ —	$ —	$ —
Mortgage derivatives - interest rate lock commitments	148,148	1,434	—	417,126	11,940	—
Mortgage derivatives - forward contracts related to mortgage loans held for sale	689,500	2,499	—	1,935,237	—	710

[1]Derivative assets are included in other assets on the consolidated balance sheets.
[2]Derivative liabilities are included in other liabilities on the consolidated balance sheets.
[3]Includes interest rate contracts for client swaps and offsetting positions.

The net gains (losses) relating to changes in fair value from derivative instruments not designated as hedging instruments are summarized below for the years ended December 31, 2022, 2021 and 2020.

| | | Year Ended December 31, | | |
(dollars in thousands)	Location	2022	2021	2020
Interest rate contracts[1]	Other noninterest income	$ 6	$ —	$ —
Interest rate lock commitments	Mortgage banking activity	(10,506)	(39,816)	43,942
Forward contracts related to mortgage loans held for sale	Mortgage banking activity	3,209	15,705	(11,944)

[1]Gain (loss) represents net fair value adjustments (including credit related adjustments) for client swaps and offsetting positions.

NOTE 17. FAIR VALUE MEASURES

The fair value of an asset or liability is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various assets and liabilities. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability. The accounting standard for disclosures about the fair value measures excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company's loans held for sale under the fair value option are comprised of the following:

| | December 31, | |
(dollars in thousands)	2022	2021
Mortgage loans held for sale	$ 390,583	$ 1,247,997
SBA loans held for sale	1,495	6,635
Total loans held for sale	$ 392,078	$ 1,254,632

The Company has elected to record mortgage loans held for sale at fair value in order to eliminate the complexities and inherent difficulties of achieving hedge accounting and to better align reported results with the underlying economic changes in value of the loans and related hedge instruments. This election impacts the timing and recognition of origination fees and costs, as well as servicing value, which are now recognized in earnings at the time of origination. Interest income on mortgage loans held for sale is recorded on an accrual basis in the consolidated statement of income under the heading interest income – interest and fees on loans. The servicing value is included in the fair value of the IRLCs with borrowers. The mark to market adjustments related to mortgage loans held for sale and the associated economic hedges are captured in mortgage banking activities. Net losses of $35.4 million and $14.2 million and a net gain of $747,000 resulting from fair value changes of these mortgage loans were recorded in income during the years ended December 31, 2022, 2021 and 2020, respectively. These amounts do not reflect changes in fair values of related derivative instruments used to hedge exposure to market-related risks associated with these mortgage loans. The Company's valuation of mortgage loans held for sale incorporates an assumption for credit risk; however, given the short-term period that the Company holds these loans, valuation adjustments attributable to instrument-specific credit risk is nominal. Net losses of $7.3 million and $24.1 million and a net gain of $32.0 million resulting from changes in the fair value of the related derivative financial instruments used to hedge exposure to the market-related risks associated with these mortgage loans were recorded in income during the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the difference between the fair value and the principal balance for mortgage loans held for sale measured at fair value as of December 31, 2022 and 2021.

	December 31,	
(dollars in thousands)	2022	2021
Aggregate fair value of mortgage loans held for sale	$ 390,583	$ 1,247,997
Aggregate unpaid principal balance of mortgage loans held for sale	389,610	1,211,646
Past due loans of 90 days or more	—	746
Nonaccrual loans	—	746
Unpaid principal balance of nonaccrual loans	—	718

The following table summarizes the difference between the fair value and the principal balance for SBA loans held for sale measured at fair value as of December 31, 2022 and 2021.

	December 31,	
(dollars in thousands)	2022	2021
Aggregate fair value of SBA loans held for sale	$ 1,495	$ 6,635
Aggregate unpaid principal balance of SBA loans held for sale	1,350	5,825
Past due loans of 90 days or more	—	—
Nonaccrual loans	—	—

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, loans held for sale and derivative financial instruments are recorded at fair value on a recurring basis. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as collateral-dependent loans, loan servicing rights and OREO. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following methods and assumptions were used by the Company in estimating the fair value of its assets and liabilities recorded at fair value and for estimating the fair value of its financial instruments:

Cash and Due From Banks, Federal Funds Sold and Interest-Bearing Deposits in Banks, and Time Deposits in Other Banks: Cash and due from banks, federal funds sold and interest-bearing deposits in banks, and time deposits in other banks are repriced on a short-term basis; as such, the carrying value approximates fair value approximates fair value.

Debt Securities: The fair value of debt securities is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows, and are classified within Level 2 of the valuation hierarchy and includes certain U.S. agency bonds, mortgage-backed securities, collateralized mortgage and debt obligations, and municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and may include certain residual municipal securities and other less liquid securities.

Loans Held for Sale: The Company records mortgage and SBA loans held for sale at fair value under the fair value option. The fair value of loans held for sale is determined on outstanding commitments from third party investors in the secondary markets and is classified within Level 2 of the valuation hierarchy. Other loans held for sale are carried at the lower of cost or fair value.

Loans: The fair value for loans held for investment is estimated using an exit price methodology. An exit price methodology considers expected cash flows that take into account contractual loan terms, as applicable, prepayment expectations, probability of default, loss severity in the event of default, recovery lag and, in the case of variable rate loans, expectations for future interest rate movements. These cash flows are present valued at a risk adjusted discount rate, which considers the cost of funding, liquidity, servicing costs, and other factors. Because observable quoted prices seldom exist for identical or similar assets carried in loans held for investment, Level 3 inputs are primarily used to determine fair value exit pricing. The fair value of collateral-dependent loans is estimated based on discounted cash flows or underlying collateral values, where applicable. When foreclosure is probable, the fair value of collateral-dependent loans is determined based on collateral values less estimated costs to sell. The fair value of collateral dependent-loans for which foreclosure is not probable is measured either using discounted cash flows or estimated collateral value. Management has determined that the majority of collateral-dependent loans are Level 3 assets due to the extensive use of market appraisals.

Other Real Estate Owned: The fair value of OREO is determined using certified appraisals and internal evaluations that value the property at its highest and best use by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all other real estate is actively marketed for sale. In most cases, management has determined that additional write-downs are required beyond what is calculable from the appraisal to carry the property at levels that would attract buyers. Because this additional write-down is not based on observable inputs, management has determined that OREO should be classified as Level 3.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value due to those products having no stated maturity. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Securities Sold under Agreements to Repurchase and Other Borrowings: The carrying amount of securities sold under agreements to repurchase approximates fair value and is classified as Level 1. The carrying amount of variable rate other borrowings approximates fair value and is classified as Level 1. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar borrowing arrangements and is classified as Level 2.

Subordinated Deferrable Interest Debentures: The fair value of the Company's trust preferred securities is based on discounted cash flows using rates for securities with similar terms and remaining maturities and are classified as Level 2.

Off-Balance-Sheet Instruments: Because commitments to extend credit and standby letters of credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

Derivatives: The Company has entered into derivative financial instruments to manage interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivatives. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the derivatives is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves).

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or the counterparty. However, as of December 31, 2022, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2022 and 2021.

(dollars in thousands)	Fair Value		Level 1		Level 2		Level 3
Recurring Basis Fair Value Measurements December 31, 2022							
Financial assets:							
U.S. Treasuries	$	759,534	$	759,534	$	—	$	—
U.S. government-sponsored agencies		979		—		979		—
State, county and municipal securities		34,195		—		34,195		—
Corporate debt securities		15,926		—		14,771		1,155
SBA pool securities		27,398		—		27,398		—
Mortgage-backed securities		662,028		—		662,028		—
Loans held for sale		392,078		—		392,078		—
Derivative financial instruments		4,580		—		4,580		—
Mortgage banking derivative instruments		3,933		—		3,933		—
Total recurring assets at fair value	$	1,900,651	$	759,534	$	1,139,962	$	1,155
Financial liabilities:							
Derivative financial instruments	$	4,574	$	—	$	4,574	$	—
Total recurring liabilities at fair value	$	4,574	$	—	$	4,574	$	—

(dollars in thousands)		Recurring Basis Fair Value Measurements December 31, 2021						
		Fair Value		Level 1		Level 2		Level 3
Financial assets:								
U.S. government-sponsored agencies	$	7,172	$	—	$	7,172	$	—
State, county and municipal securities		47,812		—		47,812		—
Corporate debt securities		28,496		—		27,116		1,380
SBA pool securities		45,201		—		45,201		—
Mortgage-backed securities		463,940		—		463,940		—
Loans held for sale		1,254,632		—		1,254,632		—
Mortgage banking derivative instruments		11,940		—		11,940		—
Total recurring assets at fair value	$	1,859,193	$	—	$	1,857,813	$	1,380
Financial liabilities:								
Mortgage banking derivative instruments	$	710	$	—	$	710	$	—
Total recurring liabilities at fair value	$	710	$	—	$	710	$	—

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy as of December 31, 2022 and 2021.

(dollars in thousands)		Nonrecurring Basis Fair Value Measurements						
		Fair Value		Level 1		Level 2		Level 3
December 31, 2022								
Collateral-dependent loans	$	31,972	$	—	$	—	$	31,972
Total nonrecurring assets at fair value	$	31,972	$	—	$	—	$	31,972
December 31, 2021								
Collateral-dependent loans	$	44,181	$	—	$	—	$	44,181
Mortgage servicing rights		206,944		—		—		206,944
Total nonrecurring assets at fair value	$	251,125	$	—	$	—	$	251,125

The inputs used to determine estimated fair value of collateral-dependent loans include market conditions, loan term, underlying collateral characteristics and discount rates. The inputs used to determine fair value of mortgage servicing rights include discount rates and prepayment speeds.

For the years ended December 31, 2022 and 2021, there was not a change in the methods and significant assumptions used to estimate fair value.

The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets.

(dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2022					
Recurring:					
Debt securities available-for-sale	$ 1,155	Discounted cash flows	Probability of Default	12.1%	12.1%
			Loss Given Default	41%	41%
Nonrecurring:					
Collateral-dependent loans	$ 31,972	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	0% - 48%	27%
As of December 31, 2021					
Recurring:					
Debt securities available-for-sale	$ 1,380	Discounted par values	Discount rate	8%	8%
Nonrecurring:					
Collateral-dependent loans	$ 44,181	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	0% - 50%	39%
Mortgage servicing rights	$ 206,944	Discounted cash flows	Discount rate	9% - 10%	9%
			Prepayment speed	10% - 40%	13%

The carrying amount and estimated fair value of the Company's financial instruments, not shown elsewhere in these financial statements, were as follows.

| | | Fair Value Measurements December 31, 2022 | | | |
(dollars in thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 284,567	$ 284,567	$ —	$ —	$ 284,567
Federal funds sold and interest-bearing accounts	833,565	833,565	—	—	833,565
Debt securities held-to-maturity	134,864	—	114,538		114,538
Loans, net	19,617,604	—	—	19,067,612	19,067,612
Accrued interest receivable	77,042	—	7,694	69,348	77,042
Financial liabilities:					
Deposits	19,462,738	—	19,455,187	—	19,455,187
Other borrowings	1,875,736	—	1,861,850	—	1,861,850
Subordinated deferrable interest debentures	128,322	—	125,988	—	125,988
Accrued interest payable	10,530	—	10,530	—	10,530

| | | Fair Value Measurements December 31, 2021 | | | |
(dollars in thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 307,813	$ 307,813	$ —	$ —	$ 307,813
Federal funds sold and interest-bearing accounts	3,756,844	3,756,844	—	—	3,756,844
Time deposits in other banks	—	—	—	—	—
Loans, net	15,662,495	—	—	15,509,410	15,509,410
Accrued interest receivable	56,917	—	2,373	54,544	56,917
Financial liabilities:					
Deposits	19,665,553	—	19,667,612	—	19,667,612
Securities sold under agreements to repurchase	5,845	5,845	—	—	5,845
Other borrowings	739,879	—	760,829	—	760,829
Subordinated deferrable interest debentures	126,328	—	117,764	—	117,764
Accrued interest payable	4,313	—	4,313	—	4,313

NOTE 18. LEASES

Operating lease cost was $11.6 million, $12.3 million and $16.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022, 2021 and 2020, sublease income offsetting operating lease cost was not material. Variable rent expense and short-term lease expense were not material for the years ended December 31, 2022 and 2021.

The following table presents the impact of leases on the Company's consolidated balance sheets at December 31, 2022 and 2021:

| | | December 31, | |
(dollars in thousands)	Location	2022	2021
Operating lease right-of-use assets	Other assets	$ 56,333	$ 56,070
Operating lease liabilities	Other liabilities	65,088	64,823

Future maturities of the Company's operating lease liabilities are summarized as follows:

(dollars in thousands)

Year Ended December 31,		Lease Liability
2023	$	11,327
2024		9,674
2025		7,992
2026		7,500
2027		6,297
Thereafter		25,734
Total lease payments	$	68,524
Less: Interest		(3,436)
Present value of lease liabilities	$	65,088

(dollars in thousands) | | December 31, | | | | |

Supplemental lease information		2022		2021		2020
Weighted-average remaining lease term (years)		8.1		8.3		9.2
Weighted-average discount rate		1.46 %		1.36 %		1.85 %
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases (cash payments)	$	12,013	$	12,334	$	15,976
Operating cash flows from operating leases (lease liability reduction)	$	12,064	$	12,563	$	14,056
Operating lease right-of-use assets obtained in exchange for leases entered into during the year, net of business combinations	$	7,226	$	10,426	$	54,107

NOTE 19. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

		December 31,		
(dollars in thousands)		**2022**		**2021**
Commitments to extend credit	$	6,318,039	$	4,328,749
Unused home equity lines of credit		345,001		272,029
Financial standby letters of credit		33,557		36,184
Mortgage interest rate lock commitments		148,148		417,126

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments, predominantly at variable interest rates, generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary. The Company has not been required to perform on any material financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2022 and 2021.

The Company maintains an allowance for credit losses on unfunded commitments which is recorded in other liabilities on the consolidated balance sheet. The following table presents activity in the allowance for unfunded commitments for the periods presented.

	Years Ended December 31,					
(dollars in thousands)		2022		2021		2020
Balance at beginning of period	$	33,185	$	32,853	$	1,077
Adjustment to reflect adoption of ASU 2016-13		—		—		12,714
Provision for unfunded commitments		19,226		332		19,062
Balance at end of period	$	52,411	$	33,185	$	32,853

Other Commitments

As of December 31, 2022, letters of credit issued by the FHLB totaling $400.0 million were used to guarantee the Bank's performance related to a portion of its public fund deposit balances.

Litigation and Regulatory Contingencies

The Company is, and has been, involved in various legal proceedings with William J. Villari, who formerly owned US Premium Finance Holding Company ("USPF"), a provider of commercial insurance premium finance loans that the Company acquired in January 2018. First, on December 13, 2018, Mr. Villari filed a demand for arbitration, claiming that the Bank's termination of his employment for "cause" was improper and that he was entitled to additional compensation from the Company and the Bank under his employment agreement. Second, on December 28, 2018, Mr. Villari and his wholly owned company, P1 Finance Holdings LLC ("P1"), filed a lawsuit against the Bank in Broward County, Florida, seeking additional compensation for his service while an employee, as well as other relief. Third, on May 30, 2019, CEBV LLC ("CEBV"), which also is wholly owned by Mr. Villari, filed a lawsuit against the Bank in Duval County, Florida, arising out of a loan purchase agreement with the Bank dated May 8, 2018. CEBV's complaint in that lawsuit, which also names as a defendant the Company's former Chief Executive Officer, Dennis J. Zember Jr., seeks unspecified damages and other relief related to asserted claims for fraudulent inducement and breach of contract based on the Bank's alleged failure to provide sufficient assistance to CEBV in collecting on loans purchased by CEBV from the Bank. In addition, on January 30, 2019, the Company and the Bank filed a lawsuit against Mr. Villari in Dekalb County, Georgia, asserting claims for unspecified damages arising from Mr. Villari's alleged failure to disclose material information in connection with the sale of USPF to the Company and the Bank.

In the first of these proceedings to be adjudicated, the Company and the Bank received on November 20, 2019, an Order and Award from the American Arbitration Association in which the arbitrator ruled that the Company and the Bank had cause to terminate Mr. Villari and had properly exercised that right and that, as a result, Mr. Villari is not entitled to any additional payments under his employment agreement or a separate management and licensing agreement with the Bank. We believe the remaining allegations of Mr. Villari, P1 and CEBV in their complaints are without merit, and we are vigorously defending the cases. The amount of any ultimate liability in connection with these matters cannot be determined but we believe any such amount, either individually or in the aggregate, will not have a material adverse effect on the consolidated results of operations or financial condition of the Company.

Furthermore, from time to time, the Company and the Bank are subject to various legal proceedings, claims and disputes that arise in the ordinary course of business. The Company and the Bank are also subject to regulatory examinations, information gathering requests, inquiries and investigations in the ordinary course of business. Based on the Company's current knowledge and advice of counsel, management presently does not believe that the liabilities arising from these legal matters will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. However, it is possible that the ultimate resolution of these legal matters could have a material adverse effect on the Company's results of operations and financial condition for any particular period.

The Company's management and its legal counsel periodically assess contingent liabilities, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

NOTE 20. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2022, $186.5 million of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Under the regulatory capital frameworks adopted by the Federal Reserve and the FDIC, Ameris and the Bank must each maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of at least 6%, a total capital to total risk-weighted assets ratio of at least 8% and a leverage ratio of Tier 1 capital to average total consolidated assets of at least 4%. Ameris and the Bank are also required to maintain a capital conservation buffer of common equity Tier 1 capital of at least 2.5% of risk-weighted assets in addition to the minimum risk-based capital ratios in order to avoid certain restrictions on capital distributions and discretionary bonus payments.

In March 2020, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued an interim final rule that delays the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule provides banking organizations that implement CECL in 2020 the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period. As a result, the Company and Bank elected the five-year transition relief allowed under the interim final rule effective March 31, 2020.

As of December 31, 2022 and 2021, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company's and Bank's actual capital amounts and ratios are presented in the following table.

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Tier 1 Leverage Ratio (tier 1 capital to average assets):						
Company	$ 2,185,694	9.36 %	$ 933,928	4.00 %		—N/A—
Bank	$ 2,464,589	10.56 %	$ 933,284	4.00 %	$ 1,166,605	5.00 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets):						
Company	$ 2,185,694	9.86 %	$ 1,551,305	7.00 %		—N/A—
Bank	$ 2,464,589	11.12 %	$ 1,551,185	7.00 %	$ 1,440,386	6.50 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets):						
Company	$ 2,185,694	9.86 %	$ 1,883,727	8.50 %		—N/A—
Bank	$ 2,464,589	11.12 %	$ 1,883,581	8.50 %	$ 1,772,782	8.00 %
Total Capital Ratio (total capital to risk weighted assets):						
Company	$ 2,859,680	12.90 %	$ 2,326,957	10.50 %		—N/A—
Bank	$ 2,720,253	12.28 %	$ 2,326,777	10.50 %	$ 2,215,978	10.00 %
As of December 31, 2021						
Tier 1 Leverage Ratio (tier 1 capital to average assets):						
Company	$ 1,897,725	8.63 %	$ 879,079	4.00 %		—N/A—
Bank	$ 2,084,465	9.50 %	$ 877,891	4.00 %	$ 1,097,364	5.00 %
CET1 Ratio (common equity tier 1 capital to risk weighted assets):						
Company	$ 1,897,725	10.46 %	$ 1,270,535	7.00 %		—N/A—
Bank	$ 2,084,465	11.50 %	$ 1,268,622	7.00 %	$ 1,178,007	6.50 %
Tier 1 Capital Ratio (tier 1 capital to risk weighted assets):						
Company	$ 1,897,725	10.46 %	$ 1,542,792	8.50 %		—N/A—
Bank	$ 2,084,465	11.50 %	$ 1,540,470	8.50 %	$ 1,449,854	8.00 %
Total Capital Ratio (total capital to risk weighted assets):						
Company	$ 2,500,287	13.78 %	$ 1,905,802	10.50 %		—N/A—
Bank	$ 2,255,699	12.45 %	$ 1,902,934	10.50 %	$ 1,812,318	10.00 %

The CET1 Ratios, the Tier 1 Capital Ratios, and the Total Capital Ratios displayed in the above table under the heading "For Capital Adequacy Purposes" includes the capital conservation buffer of 2.50% for December 31, 2022 and December 31, 2021.

NOTE 21. SEGMENT REPORTING

The following table presents selected financial information with respect to the Company's reportable business segments for the years ended December 31, 2022, 2021 and 2020.

(dollars in thousands)	Banking Division		Retail Mortgage Division		Warehouse Lending Division		SBA Division		Premium Finance Division		Total	
Year Ended December 31, 2022												
Interest income	$	628,459	$	155,533	$	43,521	$	19,850	$	46,523	$	893,886
Interest expense		(17,824)		76,339		16,794		5,126		12,425		92,860
Net interest income		646,283		79,194		26,727		14,724		34,098		801,026
Provision for credit losses		61,898		12,351		(1,074)		(349)		(1,129)		71,697
Noninterest income		91,550		182,039		4,537		6,265		33		284,424
Noninterest expense												
Salaries and employee benefits		196,823		107,810		1,973		5,305		7,808		319,719
Occupancy and equipment expenses		45,081		5,579		4		360		337		51,361
Data processing and communications expenses		43,957		4,580		187		116		388		49,228
Other expenses		85,953		48,224		830		1,387		3,953		140,347
Total noninterest expense		371,814		166,193		2,994		7,168		12,486		560,655
Income before income tax expense		304,121		82,689		29,344		14,170		22,774		453,098
Income tax expense		75,367		17,364		6,162		2,976		4,689		106,558
Net income	$	228,754	$	65,325	$	23,182	$	11,194	$	18,085	$	346,540
Total assets		$17,848,972		$ 4,739,612		$ 1,016,192		$ 256,077		$1,192,433		$25,053,286
Goodwill	$	951,148	$	—	$	—	$	—	$	64,498	$	1,015,646
Other intangible assets, net	$	97,254	$	—	$	—	$	—	$	8,940	$	106,194

(dollars in thousands)	Banking Division		Retail Mortgage Division		Warehouse Lending Division		SBA Division		Premium Finance Division		Total	
Year Ended December 31, 2021												
Interest income	$	449,955	$	130,140	$	36,784	$	56,597	$	29,636	$	703,112
Interest expense		(7,627)		47,422		1,383		5,062		1,545		47,785
Net interest income		457,582		82,718		35,401		51,535		28,091		655,327
Provision for credit losses		(32,866)		2,947		(514)		(2,921)		(2,011)		(35,365)
Noninterest income		69,664		281,900		4,603		9,360		17		365,544
Noninterest expense												
Salaries and employee benefits		157,079		167,796		1,130		4,856		6,915		337,776
Occupancy and equipment expenses		41,065		6,206		3		475		317		48,066
Data processing and communications expenses		39,802		5,551		232		47		344		45,976
Other expenses		84,244		38,295		490		1,594		3,683		128,306
Total noninterest expense		322,190		217,848		1,855		6,972		11,259		560,124
Income before income tax expense		237,922		143,823		38,663		56,844		18,860		496,112
Income tax expense		64,446		30,203		8,120		11,937		4,493		119,199
Net income	$	173,476	$	113,620	$	30,543	$	44,907	$	14,367	$	376,913
Total assets		$17,537,221		$ 4,231,767		$ 760,546		$ 419,040		$ 909,747		$23,858,321
Goodwill	$	948,122	$	—	$	—	$	—	$	64,498	$	1,012,620
Other intangible assets, net	$	114,048	$	—	$	—	$	—	$	11,890	$	125,938

(dollars in thousands)	Banking Division		Retail Mortgage Division		Warehouse Lending Division		SBA Division		Premium Finance Division		Total	
					Year Ended December 31, 2020								
Interest income	$	499,031	$	129,951	$	26,522	$	40,334	$	30,665	$	726,503
Interest expense		27,800		47,592		2,631		7,244		3,483		88,750
Net interest income		471,231		82,359		23,891		33,090		27,182		637,753
Provision for credit losses		125,136		15,850		2,562		2,719		(887)		145,380
Noninterest income		63,165		370,256		3,864		9,200		15		446,500
Noninterest expense												
Salaries and employee benefits		160,430		184,765		981		6,893		7,209		360,278
Occupancy and equipment expenses		44,939		6,710		4		391		305		52,349
Data processing and communications expenses		39,040		6,275		270		33		399		46,017
Other expenses		105,965		28,155		176		1,832		3,857		139,985
Total noninterest expense		350,374		225,905		1,431		9,149		11,770		598,629
Income before income tax expense		58,886		210,860		23,762		30,422		16,314		340,244
Income tax expense		19,138		44,286		5,004		6,389		3,439		78,256
Net income	$	39,748	$	166,574	$	18,758	$	24,033	$	12,875	$	261,988
Total assets	$14,250,780		$ 3,395,811		$	922,071	$ 1,088,611		$	781,365	$20,438,638	
Goodwill	$	863,507	$	—	$	—	$	—	$	64,498	$	928,005
Other intangible assets, net	$	57,129	$	—	$	—	$	—	$	14,845	$	71,974

NOTE 22. CONDENSED FINANCIAL INFORMATION OF AMERIS BANCORP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2022 and 2021
(dollars in thousands)

		2022		2021
Assets				
Cash and due from banks	$	153,099	$	239,822
Investment in subsidiaries		3,477,917		3,154,148
Other assets		19,896		27,340
Total assets	$	3,650,912	$	3,421,310
Liabilities				
Other liabilities	$	23,985	$	27,901
Other borrowings		301,205		300,630
Subordinated deferrable interest debentures		128,322		126,328
Total liabilities		453,512		454,859
Shareholders' equity		3,197,400		2,966,451
Total liabilities and shareholders' equity	$	3,650,912	$	3,421,310

Condensed Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands)

		2022		2021		2020
Income						
Dividends from subsidiaries	$	50,000	$	142,000	$	93,000
Other income		175		101		910
Securities gains		270		—		—
Total income		50,445		142,101		93,910
Expense						
Interest expense		22,170		19,610		17,616
Other expense		11,154		13,031		8,300
Total expense		33,324		32,641		25,916
Income before taxes and equity in undistributed income of subsidiaries		17,121		109,460		67,994
Income tax benefit		8,553		6,878		5,225
Income before equity in undistributed income of subsidiaries		25,674		116,338		73,219
Equity in undistributed income of subsidiaries		320,866		260,575		188,769
Net income	$	346,540	$	376,913	$	261,988

Condensed Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(dollars in thousands)

	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$ 346,540	$ 376,913	$ 261,988
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	6,706	7,948	3,810
Undistributed earnings of subsidiaries	(320,866)	(260,575)	(188,769)
(Decrease) increase in interest payable	(961)	(36)	847
(Increase) decrease in tax receivable	8,596	(6,238)	6,001
Provision for deferred taxes	(649)	1,694	(1,225)
Gain on sale of other investments	(270)	—	—
Change attributable to other operating activities	200	3,678	7,652
Total adjustments	(307,244)	(253,529)	(171,684)
Net cash provided by operating activities	39,296	123,384	90,304
INVESTING ACTIVITIES			
Net (increase) decrease in other investments	213	(4,500)	(8,012)
Investment in subsidiary	(65,000)	—	(75,000)
Proceeds from bank owned life insurance	—	—	2,383
Net cash (used in) provided by investing activities	(64,787)	(4,500)	(80,629)
FINANCING ACTIVITIES			
Purchase of treasury shares	(22,421)	(9,439)	(7,995)
Dividends paid - common stock	(41,610)	(41,798)	(41,685)
Proceeds from other borrowings	—	—	108,149
Repayment of other borrowings	—	—	(5,155)
Proceeds from exercise of stock options	2,799	4,532	2,262
Net cash (used in) provided by financing activities	(61,232)	(46,705)	55,576
Net change in cash and cash equivalents	(86,723)	72,179	65,251
Cash and cash equivalents at beginning of year	239,822	167,643	102,392
Cash and cash equivalents at end of year	$ 153,099	$ 239,822	$ 167,643
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 23,131	$ 19,646	$ 16,769
Cash received during the year for income taxes	$ (16,499)	$ (2,367)	$ (10,000)

NOTE 23. LOAN SERVICING RIGHTS

The Company sells certain residential mortgage loans and SBA loans to third parties. All such transfers are accounted for as sales and the continuing involvement in the loans sold is limited to certain servicing responsibilities. The Company has also acquired portfolios of residential mortgage, SBA and indirect automobile loans serviced for others. Loan servicing rights are initially recorded at fair value and subsequently recorded at the lower of cost or fair value and are amortized over the remaining service life of the loans, with consideration given to prepayment assumptions. Loan servicing rights are recorded in other assets on the consolidated balance sheets.

The carrying value of the loan servicing rights assets is shown in the table below:

(dollars in thousands)	December 31, 2022	December 31, 2021
Loan Servicing Rights		
Residential mortgage	$ 147,014	$ 206,944
SBA	3,443	5,556
Total loan servicing rights	$ 150,457	$ 212,500

Residential Mortgage Loans

The Company sells certain first-lien residential mortgage loans to third party investors, primarily Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), and Federal Home Loan Mortgage Corporation ("FHLMC"). The Company retains the related mortgage servicing rights ("MSRs") and receives servicing fees on certain of these loans. The net gain on loan sales, MSRs amortization and recoveries/impairment, and ongoing servicing fees on the portfolio of loans serviced for others are recorded in the consolidated statements of income as part of mortgage banking activity.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded servicing fee income of $69.1 million, $51.4 million and $31.1 million, respectively. Servicing fee income includes servicing fees, late fees and ancillary fees earned for each period.

The table below is an analysis of the activity in the Company's MSRs and impairment:

(dollars in thousands)	Years Ended December 31,		
	2022	2021	2020
Residential mortgage servicing rights			
Beginning carrying value, net	$ 206,944	$ 130,630	$ 94,902
Additions	64,020	93,229	98,182
Amortization	(24,995)	(30,540)	(23,151)
(Impairment)/recoveries	21,824	13,625	(39,303)
Disposals	(120,779)	—	—
Ending carrying value, net	$ 147,014	$ 206,944	$ 130,630

(dollars in thousands)	Years Ended December 31,		
	2022	2021	2020
Residential mortgage servicing impairment			
Beginning balance	$ 25,782	$ 39,407	$ 104
Additions	—	1,398	39,303
Recoveries	(21,824)	(15,023)	—
Reduction due to disposal	(3,958)	—	—
Ending balance	$ —	$ 25,782	$ 39,407

The key metrics and the sensitivity of the residential mortgage servicing rights fair value to adverse changes in model inputs and/or assumptions are summarized below:

(dollars in thousands)	December 31, 2022	December 31, 2021
Residential mortgage servicing rights		
Unpaid principal balance of loans serviced for others	$ 10,046,052	$ 16,786,442
Composition of residential loans serviced for others:		
FHLMC	16.80 %	21.88 %
FNMA	50.09 %	60.26 %
GNMA	33.11 %	17.86 %
Total	100.00 %	100.00 %
Weighted average term (months)	353	341
Weighted average age (months)	22	20
Modeled prepayment speed	8.22 %	12.96 %
Decline in fair value due to a 10% adverse change	(5,800)	(8,368)
Decline in fair value due to a 20% adverse change	(11,184)	(16,157)
Weighted average discount rate	10.00 %	8.77 %
Decline in fair value due to a 10% adverse change	(6,413)	(6,984)
Decline in fair value due to a 20% adverse change	(12,330)	(13,504)

SBA Loans

All sales of SBA loans, consisting of the guaranteed portion, are executed on a servicing retained basis. These loans, which are partially guaranteed by the SBA, are generally secured by business property such as real estate, inventory, equipment and accounts receivable. The net gain on SBA loan sales, amortization and impairment/recoveries of servicing rights, and ongoing servicing fees are recorded in the consolidated statements of income as part of other noninterest income.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded servicing fee income of $3.6 million, $4.0 million and $4.4 million, respectively. Servicing fee income includes servicing fees, late fees and ancillary fees earned for each period.

The table below is an analysis of the activity in the Company's SBA loan servicing rights and impairment:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
SBA servicing rights			
Beginning carrying value, net	$ 5,556	$ 5,839	$ 7,886
Additions	889	954	1,571
Purchase accounting adjustment	—	—	(1,214)
Amortization	(3,002)	(2,142)	(1,640)
(Impairment)/recovery	—	905	(764)
Ending carrying value, net	$ 3,443	$ 5,556	$ 5,839

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
SBA servicing impairment			
Beginning balance	$ —	$ 905	$ 141
Additions	—	—	1,645
Recoveries	—	(905)	(881)
Ending balance	$ —	$ —	$ 905

The key metrics and the sensitivity of the SBA servicing rights fair value to adverse changes in model inputs and/or assumptions are summarized below:

(dollars in thousands)	December 31, 2022	December 31, 2021
SBA servicing rights		
Unpaid principal balance of loans serviced for others	$ 326,418	$ 410,167
Weighted average life (in years)	3.69	3.65
Modeled prepayment speed	18.24 %	17.68 %
Decline in fair value due to a 10% adverse change	(177)	(291)
Decline in fair value due to a 20% adverse change	(340)	(557)
Weighted average discount rate	19.57 %	11.92 %
Decline in fair value due to a 100 basis point adverse change	(83)	(144)
Decline in fair value due to a 200 basis point adverse change	(163)	(282)

Indirect Automobile Loans

The Company acquired a portfolio of indirect automobile loans serviced for others. These loans, or portions of loans, were sold on a servicing retained basis. Amortization and impairment/recoveries of servicing rights, and ongoing servicing fees are recorded in the consolidated statements of income as part of other noninterest income. The Company is not actively originating or selling indirect automobile loans. The table below is an analysis of the activity in the Company's indirect automobile servicing rights:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Indirect automobile servicing rights			
Beginning carrying value, net	$ —	$ 73	$ 247
Addition due to acquisition	—	—	—
Amortization	—	(73)	(174)
Impairment	—	—	—
Ending carrying value, net	$ —	$ —	$ 73

During the years ended December 31, 2022, 2021 and 2020, the Company recorded servicing fee income of $243,000, $616,000 and $1.7 million, respectively. Servicing fee income includes servicing fees, late fees and ancillary fees earned for each period.

Note 24. Subsequent Event

In February 2023, the Company notified holders of its 5.75% Fixed-to-Floating Rate Subordinated Notes due 2027 that it had elected to redeem all the outstanding notes totaling $75.0 million in aggregate principal amount, plus accrued and unpaid interest totaling $1.6 million, on March 15, 2023

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERIS BANCORP

Date: February 28, 2023   By: /s/ H. Palmer Proctor, Jr.

H. Palmer Proctor, Jr.,
Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities indicated on February 28, 2023.

/s/ H. Palmer Proctor, Jr.

H. Palmer Proctor, Jr., Chief Executive Officer
(principal executive officer)

/s/ Nicole S. Stokes

Nicole S. Stokes, Corporate EVP and Chief Financial Officer
(principal accounting and financial officer)

/s/ William I. Bowen, Jr.

William I. Bowen, Jr., Director

/s/ Rodney D. Bullard

Rodney D. Bullard, Director

/s/ Wm. Millard Choate

Wm. Millard Choate, Director

/s/ R. Dale Ezzell

R. Dale Ezzell, Director

/s/ Leo J. Hill

Leo J. Hill, Director

/s/ Daniel B. Jeter

Daniel B. Jeter, Director

/s/ Robert P. Lynch

Robert P. Lynch, Director

/s/ Elizabeth A. McCague

Elizabeth A. McCague, Director

(Continued)

/s/ James B. Miller, Jr.

James B. Miller, Jr., Chairman

/s/ Gloria A. O'Neal

/ Gloria A. O'Neal, Director

/s/ William H. Stern

William H. Stern, Director

/s/ Jimmy D. Veal

Jimmy D. Veal, Director

(Concluded)

Common Stock and Dividend Information

Ameris Bancorp Common Stock is listed on the Nasdaq Global Select Market under the symbol "ABCB."
The following table sets forth the dividends declared and the low and high sales prices for the common stock as quoted on Nasdaq during 2022.

CALENDAR PERIOD	DIVIDENDS	SALES PRICE	
2022		Low	High
First Quarter	$0.15	$43.56	$55.62
Second Quarter	$0.15	$39.37	$46.28
Third Quarter	$0.15	$38.22	$50.94
Fourth Quarter	$0.15	$44.61	$54.24

Shareholder Services

Computershare is Ameris Bancorp's stock transfer agent and administers all matters related to our stock.
You may contact them via:

First Class, Registered or Certified Mail:	Overnight Delivery:
Computershare Investor Services	Computershare Investor Services
P.O. Box 505000	462 South 4th Street, Suite 1600
Louisville, KY 40233-5005	Louisville, KY 40202

Shareholder Services Number: (800) 568-3476
Investor Centre™ portal: www.computershare.com/investor

If your shares are held in a brokerage account, please contact your broker or financial advisor.

Availability of Information

Upon written request, Ameris Bancorp will provide, without charge, a copy of the Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the Securities and Exchange Commission for the fiscal year 2022.

Please direct requests to:

Ameris Bancorp
Investor Relations
P.O. Box 105075
Atlanta, GA 30348

investor.relations@amerisbank.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Ameris Bancorp is scheduled for Monday, June 5, 2023, at 9:30 a.m. (ET). Further details regarding the Annual Meeting will be included in the related proxy materials which will be available at ir.amerisbank.com.







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